

2019 PROXY STATEMENT

DO WONDERFUL

NOTICE OF ANNUAL STOCKHOLDERS' MEETING

Intel was built with a purpose: to ponder what might be possible—to imagine, question, and then do wonderful things in pursuit of a better future. Our 50th anniversary is an important moment for us to honor our heritage and accomplishments of the past while celebrating how we're creating a bright future for Intel today and a better world tomorrow.



1968
Intel is founded.



1968 – A NEW VENTURE

Robert Noyce and Gordon Moore leave Fairchild Semiconductor and incorporate their new venture as N M Electronics. Soon after, they purchase the rights to use the Intel name from a company called Intelco.

1971 – IPO AND 4004

Intel goes public at $23.50 per share, raising $6.8 million, and launches the world's first commercially available microprocessor, the 4004.

1979 – FORTUNE 500

Intel debuts on the Fortune 500 at position 486, and *Fortune* names Intel one of 10 "Business Triumphs of the Seventies."

1985 – FOCUS ON MICROPROCESSORS

Intel exits the DRAM business that was fundamental to its early success to concentrate on microprocessors.

1988 – INTEL FOUNDATION ESTABLISHED

With a commitment to improving lives around the world, the Intel Foundation invests in science, technology, engineering, and mathematics (STEM) programs, provides disaster relief, and amplifies the impact of employee donations and volunteerism.

1993 – PENTIUM® PROCESSOR ARRIVES

A *Fortune* cover story heralds Intel's powerful new processor as the leading player in "The New Computer Revolution."



Intel at 50
Innovation platform
for a new era



ARTIFICIAL INTELLIGENCE



5G NETWORKS



AUTONOMOUS DRIVING



2068
The future is what we make it.

2018
Transforming from PC to data-centric.





1999 – JOINING THE DOW

Intel is added to the Dow Jones Industrial Average stock market index.

2003 – THINNER, LIGHTER LAPTOPS

Intel® Centrino® processor technology brings high performance, longer battery life, and integrated wireless LAN capability to a new generation of laptops.

2008 – LEADING IN GREEN POWER

Intel becomes the largest voluntary corporate purchaser of green power in the U.S., and continues to increase its investment in subsequent years, with 100% of its U.S. and European power coming from renewable sources by 2018.

2011 – A NEW DIMENSION IN TRANSISTORS

Intel's 3-D Tri-Gate transistors represent a fundamental departure from the flat transistors that have powered everyday devices for years, boosting computing performance to new levels.

2015 – TRANSFORMING FOR DATA-CENTRIC ERA

Intel acquires Altera, signals transformation for growth in data-driven markets like AI and autonomous driving.

2018 – ADVANCING DIVERSITY AND INCLUSION

Intel's U.S. workforce reflects the percent of women and underrepresented minorities available in the U.S. skilled labor market.



DATA-RICH WORLD

Intel's impact on the world has been felt through a progression of tech waves, including the personal computer, the Internet, and cloud computing. The next and even more profound digital transformation is the integration of computing into virtually every human activity.

Computing is about to become infinitely more diverse. It will evolve into new form factors and adapt to extreme cost and environmental constraints. It will power experiences informed by data that are always-on, always-learning, and able to excel at specialized tasks. With our manufacturing and engineering expertise, we continue to deliver the products and technologies that are the foundation for the world's innovation.



LETTER FROM YOUR CHAIRMAN

2018 was Intel's 50th anniversary, a milestone year and the most profitable in Intel's history. As reflected in the preceding pages, our history has been marked by our constant drive to advance technology to do wonderful things in pursuit of a better future. Intel is in the midst of a significant strategic evolution from a PC-centric to a data-centric company, delivering products that play critical roles in processing, storing, analyzing, and sharing data. The client computing business is healthy and an important source of profits. We believe that the strategic investments we have made in a product portfolio spanning the cloud to edge computing, including in new and growing opportunities such as memory, autonomous driving, and 5G, will help create new value for Intel. Intel is building the foundation for technology's data-driven future.

"It has been a remarkable progression from our early beginnings as a start-up in memory to our leadership in personal computing and now to our evolution to a data-centric company generating annual revenue of more than $70 billion."

—Andy D. Bryant,
Chairman of the Board

ENVIRONMENTAL, SOCIAL AND GOVERNANCE LEADERSHIP

Our Board believes that Intel's focus on corporate governance and corporate responsibility creates value for the company, our stockholders, and other stakeholders by identifying ways for technology to benefit the environment and society while also helping us mitigate risks, reduce costs, protect brand value, and identify market opportunities. With the Board's oversight, we have embedded corporate responsibility and sustainability considerations into our corporate strategy, compensation, disclosure, and long-term goals to maintain and advance sustainable stockholder value. We set ambitious goals for Intel and make strategic investments to advance progress in the areas of diversity and inclusion, environmental sustainability, supply chain responsibility, and social impact, and collaborate with others to achieve positive societal impact on key issues— from proactively addressing climate and water risk, to working to eliminate risks of forced and bonded labor. To reinforce and align our executives to these goals, a portion of the operational performance component of our annual incentive cash program is tied to key corporate responsibility goals.

This proxy statement discusses many of our corporate responsibility and corporate governance perspectives and achievements, but I want to highlight a few that particularly reflect our values and culture.

ATTRACTING AND RETAINING THE BEST TALENT

We seek to attract and retain talented and engaged employees who can deliver their workplace best every day. This means making Intel a rewarding place to work, a company which our employees are proud to be a part of, and an environment where we promote diversity and inclusion. In 2018, we met our goal to achieve full representation of women and underrepresented minorities in our U.S. workforce, two years ahead of schedule. With approximately 85% of our 107,400 employees working in technical roles, our success depends on employees understanding how their work contributes to the company's overall strategy. We use a variety of channels to facilitate open and direct communication, including open forums with executives; quarterly Organizational Health Polls; and engagement through more than 30 different employee resource groups, including the Women at Intel Network, the Network of Intel African American Employees, the Intel Latino Network, and others.

FOCUS ON SUSTAINABILITY

We are committed to transparency and performance improvement in environmental sustainability and have established public goals regarding, among other things,



reducing our greenhouse gas emissions, investing in renewable energy, conserving water, and reducing waste generation. We focus on reducing our own direct climate "footprint"—the emissions resulting from our own operations, our supply chain, and the marketing and use of our products. We also focus on increasing our "handprint"—the ways in which our technology can help others reduce their footprints. In addition, we collaborate with others to drive industry-wide improvements and policy change. We carry this focus to our supply chain as well, actively collaborating with others and leading industry initiatives on key issues such as advancing responsible minerals sourcing, addressing risks of forced and bonded labor, and improving transparency around climate and water impacts in the global electronics supply chain.

STOCKHOLDER AND STAKEHOLDER ENGAGEMENT

Engagement with our stockholders is an important part of our Board's corporate governance commitment. Our integrated outreach team meets with a broad base of investors throughout the year to discuss corporate governance, executive compensation, corporate responsibility practices, and other matters of importance. Our team reports to the Board on investor feedback and emerging governance issues throughout the year, allowing the Board to better understand our stockholders' priorities and perspectives and to incorporate them into the Board's business and strategy decisions. We also engage with many other stakeholders throughout the year on a range of corporate responsibility issues. Over the past year, based on feedback from our stockholders, we enhanced our proxy statement disclosure regarding our directors' skills, expertise, and background through the addition of a comprehensive Board Matrix. As a result of feedback received through our engagement program, we also worked to enhance integration of environmental, sustainability, and governance disclosures into our SEC reporting documents, and to align human capital and climate risk disclosures with external frameworks.

OUR NEW CEO

On January 30, 2019, our Board named Bob Swan to be Chief Executive Officer, based on the Board's conclusion after a thorough search that Bob is the right leader to drive Intel into its next era of growth. Important factors in the Board's decision included Bob's performance as our Chief Financial Officer since joining Intel in 2016 and while serving as interim Chief Executive Officer; his knowledge of the business; his command of our growth strategy; and the respect he has earned from our customers, our stockholders, and his colleagues. I am confident that he is the right executive to lead Intel as we enter our next 50 years.

ATTENDING THE ANNUAL STOCKHOLDERS' MEETING

We look forward to your attendance virtually via the Internet, or by proxy at the 2019 Annual Stockholders' Meeting. We will hold the meeting at 8:30 a.m. Pacific Time on Thursday, May 16, 2019. You may attend, vote, and submit questions during the annual meeting via the Internet at *https://intel.onlineshareholdermeeting.com*.

While our Annual Stockholders' Meeting is only one of the forums in our year-round engagement with stockholders, it is an important one. As physical attendance at meetings has dwindled, web participation has grown significantly, and has proven to be substantially more popular and effective at enabling stockholder participation, while saving the company's and investors' time and money and reducing our environmental impact. Our virtual Annual Stockholders' Meeting also enables non-stockholders to view our meeting. As in past years, stockholders can submit questions ahead of or during the meeting through the designated websites. We continue to work with industry groups and our stockholders to enhance our virtual Annual Stockholders' Meeting and welcome your suggestions on how we can continue to make it more effective and efficient.

OUR NEXT 50 YEARS

The rest of the Board and I are extremely proud of this company, all it has accomplished in the last 50 years, and how we are positioned for the future. It has been a remarkable progression from our early beginnings as a start-up in memory to our leadership in personal computing and now to our evolution to a data-centric company generating annual revenue of more than $70 billion. As we look ahead to our next 50 years, there will be significant opportunities to apply Intel's technology and the passion and expertise of our talented people to help solve the world's greatest challenges in a smart, connected, and data-centric world.

On behalf of your Board of Directors, thank you for your continued investment in Intel. We appreciate the opportunity to serve Intel on your behalf.

Sincerely,





Andy Bryant

ANDY D. BRYANT
Chairman of the Board

INTEL CORPORATION
2200 Mission College Blvd.
Santa Clara, CA 95054-1549
(408) 765-8080

INTEL CORPORATION NOTICE OF 2019 ANNUAL STOCKHOLDERS' MEETING

   

ARTIFICIAL INTELLIGENCE   **5G NETWORKS**   **AUTONOMOUS DRIVING**   **DATA-RICH WORLD**

DATE	**TIME**	**RECORD DATE**
THURSDAY, MAY 16, 2019	**8:30 A.M. PACIFIC TIME**	**MARCH 18, 2019**

HOW TO VOTE

Please act as soon as possible to vote your shares, even if you plan to attend the annual meeting online. If you are a beneficial stockholder, your broker will NOT be able to vote your shares with respect to the election of directors and most of the other matters presented during the meeting unless you have given your broker specific instructions to do so. We strongly encourage you to vote. You may vote via the Internet, by telephone, or, if you have received a printed version of these proxy materials, by mail. For more information, see "Additional Meeting Information" on page 106 of this proxy statement.

  

ONLINE Vote online at *www.proxyvote.com*.
You may also attend the annual meeting online, including to vote and/or submit questions, at *https://intel.onlineshareholdermeeting.com*.

BY PHONE Vote by phone by calling the applicable number.
For stockholders of record: (800) 690-6903
For beneficial stockholders: (800) 454-8683

BY MAIL If you have received a printed version of these proxy materials, you may vote by mail.

ATTEND THE MEETING

LOGISTICS

- Attend the annual meeting online, including to vote and/or submit questions, at *https://intel.onlineshareholdermeeting.com*.
- The annual meeting will begin at approximately 8:30 a.m. Pacific Time, with log-in beginning at 8:15 a.m., on Thursday, May 16, 2019.

ASKING QUESTIONS

- You may submit questions for the meeting in advance at *www.proxyvote.com*.
- You may submit live questions during the meeting at *https://intel.onlineshareholdermeeting.com*.

IF YOU CANNOT ATTEND, FOLLOWING THE MEETING:

- A replay of our annual meeting webcast will be available at our Investor Relations website at *https://www.intel.com* for at least one year.
- A list of answers to investors' questions received before and during the annual meeting will be available at the same website.

MANAGEMENT PROPOSALS	**VOTING RECOMMENDATION OF THE BOARD**
1. Election of the 10 directors named in this proxy statement	**FOR EACH DIRECTOR NOMINEE**
2. Ratification of selection of Ernst & Young LLP as our independent registered public accounting firm for 2019	**FOR**
3. Advisory vote to approve executive compensation of our listed officers	**FOR**
4. Approval of amendment and restatement of the 2006 Equity Incentive Plan	**FOR**
STOCKHOLDER PROPOSALS	
5. Stockholder proposal on whether to allow stockholders to act by written consent, if properly presented	**AGAINST**
6. Stockholder proposal requesting a report on the risks associated with emerging public policies addressing the gender pay gap, if properly presented	**AGAINST**
7. Stockholder proposal requesting an annual advisory vote on political contributions, if properly presented	**AGAINST**

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD MAY 16, 2019:
THE NOTICE OF 2019 ANNUAL STOCKHOLDERS' MEETING AND PROXY STATEMENT AND THE 2018 ANNUAL REPORT ON FORM 10-K ARE
AVAILABLE AT *WWW.INTC.COM/ANNUALS.CFM*

TABLE OF CONTENTS

INDEX OF FREQUENTLY REQUESTED INFORMATION

† *Information in Proxy Statement Highlights—A Year in Review (page 10), Proxy Statement Highlights—Business Overview (page 11), and Our Capital (pages 39-45) is reproduced from our Annual Report on Form 10-K and speaks as of February 1, 2019, the date we filed our Form 10-K.*

INTRODUCTION TO OUR BUSINESS

WE ARE A WORLD LEADER

in the design and manufacturing of essential products and technologies that power the cloud and an increasingly smart, connected world.

OUR VISION

is if it is smart and connected, it is best with Intel.

OUR COMMITMENT

to corporate responsibility and sustainability leadership is deeply integrated throughout our business.

We are a world leader in the design and manufacturing of essential technologies that power the cloud and an increasingly smart, connected world. We offer computing, networking, data storage, and communications solutions to a broad set of customers spanning multiple industries. In 1968, Intel was incorporated in California (reincorporated in Delaware in 1989), in what became known as Silicon Valley, and our technology has been at the heart of computing breakthroughs ever since.

We're now in the midst of a corporate transformation as we grow beyond our traditional PC and server businesses into data-rich markets addressing the explosive demands to process, analyze, store, and transfer data. The transformation is well underway, with our data-centric businesses representing an increasing share of our overall revenue.

Our vision is to build a smart and connected world that runs on Intel® solutions. This vision is supported by our commitment to corporate responsibility, our relentless pursuit of Moore's Law, and the talent of our amazing employees.

"Don't be encumbered by history. Go off and do something wonderful."

—Bob Noyce,
Intel Co-Founder

OVERVIEW OF THE BOARD

For the 2019 Annual Stockholders' Meeting, our Board recommends the following 10 director nominees listed below. Our Board considers numerous factors when assessing the qualifications for each Board nominee, such as alignment with the Company's future strategic direction; independence; understanding of and experience in manufacturing, technology, finance, and marketing; international experience; mix of ages; and gender and ethnic diversity. In this regard, our Board is committed to actively seeking women and minority director candidates for consideration.

Independent Directors, 8 of 10



ANEEL BHUSRI
Age: 53 **Director Since:** 2014
Committees: CGN*, EC*
LEAD DIRECTOR



REED E. HUNDT
Age: 71 **Director Since:** 2001
Committees: AC, CC, EC



OMAR ISHRAK
Age: 63 **Director Since:** 2017
Committees: CC*, FC



RISA LAVIZZO-MOUREY
Age: 64 **Director Since:** 2018
Committees: CGN



TSU-JAE KING LIU
Age: 55 **Director Since:** 2016
Committees: AC, FC



GREGORY D. SMITH
Age: 52 **Director Since:** 2017
Committees: AC*, FC



ANDREW WILSON
Age: 44 **Director Since:** 2017
Committees: CC, FC*



FRANK D. YEARY
Age: 55 **Director Since:** 2009
Committees: AC, CGN*

Non-Independent Directors, 2 of 10



ROBERT ("BOB") H. SWAN
Age: 58 **Director Since:** 2019
Committees: EC
CEO



ANDY D. BRYANT
Age: 68 **Director Since:** 2011
Committees: EC
CHAIRMAN

> *"We celebrated our 50th anniversary with record financial results and achievement of our diversity and inclusion milestones."*
>
> **—Andy D. Bryant,**
> Chairman

AC Audit Committee   **CC** Compensation Committee   **CGN** Corporate Governance & Nominating Committee   **EC** Executive Committee   **FC** Finance Committee

* **Committee Chair/Co-Chair**

5.1 YRS
average tenure of director nominees

20%
of director nominees are women

40%
of director nominees are ethnically diverse



A YEAR IN REVIEW

Five years ago, we set out a strategy to transform from a PC-centric to a data-centric company. Our 2018 results serve as a strong proof point that our strategy is working and our transformation is well underway. We achieved record revenue and earnings per share (EPS), driven by strong business performance, continued operating leverage, and a lower tax rate. Revenue from our data-centric businesses collectively increased by double digits. Our PC-centric business grew above our expectations and continued to be a source of profit, cash flow, scale, and intellectual property (IP). While we have had delays in implementing our 10 nanometer (nm) manufacturing process technology, we have continued to innovate in our 14nm products, introducing leadership products that deliver more value to our customers. We've expanded beyond PC and server businesses with significant growth in adjacent products, and gained share in an expanded $300 billion total addressable market (TAM)[1]. Our employees are executing to our strategy by developing compelling technology and delivering innovative products to our customers, enabling strong financial growth.

"The investments in technology and talent we have made in our transformation to a data-centric company position Intel to serve a broader set of customers in an expanded market for silicon."

— Bob Swan,
Intel Chief
Executive Officer

REVENUE	OPERATING INCOME	DILUTED EPS







$70.8B
GAAP

Revenue up $8.1B or 13% from 2017; data-centric up 18% and PC-centric up 9%

Strong growth with record revenue across the business.

$23.3B
GAAP

Operating income up $5.3B or 29% from 2017

Top-line growth and continued operating margin leverage while investing in key opportunities such as artificial intelligence (AI) and autonomous driving.

$24.5B
non-GAAP[2]

Operating income up $4.9B or 25% from 2017

$4.48
GAAP

Diluted EPS up $2.49 or 126% from 2017

Demand for high-performance products, adjacency growth, disciplined spending focus, and lower tax rate from Tax Reform[3].

$4.58
non-GAAP[2]

Diluted EPS up $1.11 or 32% from 2017

GOAL

Achieve at least low double-digit growth of data-centric businesses and limit PC-centric business decline to low single digits.

GOAL

Grow non-GAAP operating income faster than revenue.

GOAL

Grow non-GAAP diluted EPS faster than non-GAAP operating income.

RESULT ✓ **ACHIEVED**

Exceeded our goal on both fronts with 18% data-centric businesses growth and 9% PC-centric business growth. Total revenue was approximately $6.0 billion higher than our expectation at the beginning of 2018.

RESULT ✓ **ACHIEVED**

On a non-GAAP basis, operating income grew faster than revenue two years in a row. From 2017 to 2018, non-GAAP operating income grew 25%, compared to 13% revenue growth.

RESULT ✓ **ACHIEVED**

On a non-GAAP basis, diluted EPS grew faster than operating income two years in a row. From 2017 to 2018, non-GAAP diluted EPS grew 32%, compared to 25% non-GAAP operating income growth.

---

[1] Source: Intel calculated 2022 TAM derived from industry analyst reports.
[2] See "Non-GAAP Financial Measures" in Appendix A.
[3] Tax Reform refers to the U.S. Tax Cuts and Jobs Act enacted in December 2017.

BUSINESS OVERVIEW

DATA-CENTRIC BUSINESSES EXPAND WITH NEW OPPORTUNITIES

Our data-centric businesses have grown significantly over the last two years. To extend the momentum of this growth, we continue to offer innovative new products that provide higher performance and better value for our customers. We expect that our leadership products such as the second generation Intel® Xeon® Scalable processors and Intel® Stratix®10 SX FPGA will further advance our opportunity in AI and help our customers process and analyze the flood of data implicit in big bets.

 

PC-CENTRIC BUSINESS THRIVES

Our focus on product segmentation, innovation, and performance in PCs continued. To extend product leadership and deliver more value to customers, we launched our 9th generation Intel® Core™ i9 processors, which target the growing gaming market segment.



BIG BETS MAKE PROGRESS



Our big bets are memory, autonomous driving, and 5G, and we have made progress on all fronts to expand and compete in the data-centric world. We are shipping Intel® Optane™ DC persistent memory for data centers. We also announced our first 5G new radio (NR) multi-mode modem for 2019 and our plan to commercialize Mobility-as-a-Service (MaaS) with autonomous vehicles through a joint venture starting 2019.

BOB SWAN OUR NEW CEO

On January 30, 2019, our Board of Directors appointed Bob Swan as our Chief Executive Officer, the seventh CEO in Intel's 50-year history. Mr. Swan joined Intel as our Chief Financial Officer in October 2016.



WE ARE PROUD OF OUR HERITAGE

Fifty years ago, Robert Noyce and Gordon Moore founded Intel. In honor of our golden anniversary, we are embracing Noyce's inspiring challenge, "Don't be encumbered by history. Go off and do something wonderful." We celebrated our heritage and the wonderful things we are doing to create a bright future for Intel and the world. Two years ahead of schedule, we announced that we have achieved our goal of a U.S. workforce that reflects the diversity of the available skilled labor market.

 

OUR STRATEGY

We are in the midst of one of the most significant transformations in our corporate history. Over the last five years, we've made key investments and decisions to enter data-rich markets and deploy our IP and manufacturing technologies to redefine and expand our target market. We have evolved from a PC-centric company with a server business, to a data-centric company with an expanding portfolio of technology solutions that address customer needs across platform, storage, connectivity, and software. This transformation is evidenced by our 2018 revenue, of which roughly half was earned from data-centric businesses, and the expansion of our TAM, which we last estimated at more than $300 billion[1].


CUSTOMER EXPERIENCES
CONNECTIVITY
CLOUD & DATA CENTER
ACCELERANT TECHNOLOGIES
THINGS & DEVICES
CONNECTIVITY
CUSTOMER EXPERIENCES
MAKE THE WORLD'S BEST SEMICONDUCTORS
LEAD THE AI & AUTONOMOUS REVOLUTION
BE THE LEADING END-TO-END PLATFORM PROVIDER FOR THE NEW DATA WORLD
RELENTLESS FOCUS ON OPERATIONAL EXCELLENCE & EFFICIENCY
CONTINUE TO HIRE, DEVELOP, AND RETAIN THE BEST, MOST DIVERSE, AND INCLUSIVE TALENT

Our customers are looking for solutions that can process, analyze, store, and transfer data—turning it into actionable insights, amazing experiences, and competitive advantages. The Intel® architecture platform provides the foundation for new solutions that take advantage of this growth of data.

MAKE THE WORLD'S BEST SEMICONDUCTORS

We make significant investments and innovations in our silicon manufacturing technologies and platforms. Our proprietary technologies make it possible to integrate products and platforms that address evolving customer needs and expand the markets we serve. Our innovation strategy includes investments in advanced manufacturing processes and packaging, architecture, interconnects, and embedded security features, as part of our efforts to be the leading end-to-end platform provider.

LEAD THE AI AND AUTONOMOUS REVOLUTION

We are positioned to be a driving force of the AI and autonomous revolution. By striving to build the world's best AI platform, our strategy is to meet the needs of our most innovative customers, to advance and accelerate the AI industry's open software stacks, to deliver the best AI products, and to seed and drive the AI ecosystem. Mobileye's EyeQ* family of SoCs is already the automobile industry's leading solution for advanced driver assistance systems, and Mobileye is building on that leadership.

BE THE LEADING END-TO-END PLATFORM PROVIDER FOR THE NEW DATA WORLD

Growth in processing power and breakthroughs in connectivity, storage, memory, and algorithms have led to a new era of data-centric computing. We have an unparalleled product portfolio that spans the entire data-centric market and we are inventing new solutions in the highest growth areas by investing across six engineering pillars: advanced manufacturing processes and packaging; new architectures to speed up specialized tasks like AI and graphics; super-fast memory; interconnects; embedded security features; and common software to unify and simplify programming for developers across our compute roadmap.

RELENTLESS FOCUS ON OPERATIONAL EXCELLENCE AND EFFICIENCY

Underlying our transformation to a data-centric company is a relentless focus on operational excellence and efficiency. This focus includes the elimination of lower growth investments and activities, and the simplification and automation of routine processes and activities. Operational excellence helps us fund the expansion of our TAM through big-bet investments such as memory, 5G technology, and autonomous driving.

CONTINUE TO HIRE, DEVELOP, AND RETAIN THE BEST, MOST DIVERSE AND INCLUSIVE TALENT

At the core of our organization are highly skilled, diverse, and talented people capable of accelerating, as one team, in everything we do. Our rich and powerful culture sets a solid foundation based upon 50 years of invention; product leadership; purposeful leadership in corporate governance practices; and partnership with suppliers, customers, regulators, and local communities in the development and deployment of sustainable business practices. We are proud of our past and inspired by our employees who are rising to the challenge to transform our methods, focus, and values in a way that helps each person achieve their personal best in delighting our customers with compelling products, winning in dynamic and competitive markets, and making a positive impact on our communities.

[1] *Source: Intel calculated 2022 TAM derived from industry analyst reports and internal estimates.*

OUR CAPITAL

In line with the International Integrated Reporting Framework's six capitals concept, we have outlined how we deploy capital to execute our transformation strategy in ways that reflect our corporate values, delight our customers, and create value for our stockholders. Our six capitals are summarized here, with more detail in the "Corporate Governance; Our Capital" section of this proxy statement, and further description in our 2018 Annual Report on Form 10-K.

Our commitment to corporate responsibility creates value for Intel and our stockholders by helping us mitigate risks, reduce costs, build brand value, and identify new market opportunities. We set ambitious goals for our company and make strategic investments to advance progress in the areas of environmental sustainability, supply chain responsibility, diversity and inclusion, and social impact that benefit the environment and society.

We empower and invest in attracting and retaining talented employees who enable the development of solutions and enhance our intellectual and manufactured capital. Our effective utilization of natural resources and focus on corporate responsibility result in trusted relationships that support the growth of our business. Through these activities, we strive to develop the world's best semiconductors, deliver great customer experiences, efficiently manage our supply chain, improve the communities in which we operate, and, ultimately, generate financial capital that is reinvested in our business and returned to stockholders.



DRIVERS		STRATEGY	VALUE
	Cash flow and capital allocation strategy	Leverage financial capital to invest in the business, acquire and integrate strategic investments, and provide returns to stockholders in the forms of dividends and share repurchases.	We strategically invest financial capital to create value for our stockholders. Over the last five years, we: - Generated $113 billion cash from operating activities; - Generated $59 billion in free cash flow[1]; and - Returned $55 billion to stockholders.
	Research and development (R&D) and IP rights	Invest significantly in R&D to ensure our process and product technologies compete successfully as we pursue our strategy to make the world's best semiconductors and realize new data-centric opportunities.	We develop IP for our platforms to enable next-generation products, create synergies across our businesses, provide a higher return as we expand into new markets, and establish and support our brands.
	Capital assets and strategic supply chain investments	Invest timely and at a level sufficient to meet customer demand for current technologies and prepare for future technologies.	Our world-wide manufacturing scope and scale enable innovations to provide our customers and consumers with a broad range of leading-edge products in high volume.
	Employees and culture	Develop the talent needed to keep the company at the forefront of innovation and create a diverse, inclusive, and safe workplace.	We attract and retain talented and engaged employees who can deliver their workplace best every day and who create the intellectual capital we rely on to develop and advance our technologies and manufacturing.
	Supply chain responsibility and positive social impact	Build trusted relationships for both Intel and our stakeholders, including local communities, governments, suppliers, customers, and employees.	We collaborate on programs to empower underserved communities through education and technology, and on initiatives to advance accountability and capabilities across our global supply chain, including advancing respect for human rights.
	Resource efficiency	Continually strive to reduce our environmental footprint through efficient and responsible use of natural resources and materials used to create our products.	Our proactive efforts help us mitigate climate and water risk, achieve efficiencies, lower costs, and position us to respond to the needs and expectations of our stakeholders.

---

[1] See "Non-GAAP Financial Measures" in Appendix A.

INVESTOR ENGAGEMENT

We have a robust investor engagement program. Our integrated outreach team, led by our Investor Relations group, Corporate Responsibility office, and the Corporate Secretary's office, engages proactively with our stockholders, monitors developments in corporate governance and social responsibility, and, in consultation with our Board, thoughtfully adopts and applies developing practices in a manner that best supports our business and our culture. As discussed further under "Investor Engagement" on page 36, we actively engage with our stockholders in a number of forums on a year-round basis and integrate the information we learn through these activities into our governance calendar, as reflected below.



SUMMER
Review annual meeting results, determine any next step actions, and prioritize post-annual meeting investor engagement focus areas
FALL
Hold post-annual meeting investor meetings and report to the Board and Corporate Governance and Nominating Committee
WINTER
Incorporate input from investor meetings into annual meeting planning and enhance governance practices and disclosures when warranted
SPRING
Conduct pre-annual meeting investor meetings to answer questions and obtain investor feedback on proxy matters
ANNUAL STOCKHOLDERS' MEETING

INVESTOR ENGAGEMENT DIALOGUE

Below is a summary of the feedback we received through our 2018 investor engagement program and how we responded.

BOARD LEADERSHIP

We heard that our current structure (executive chairman and independent lead director) works well

We responded by maintaining our current structure through our recent leadership transition

BOARD DIVERSITY

We heard that our board diversity disclosures could be improved

We responded by breaking out separately the board's gender and ethnic diversity in this proxy statement

ESG DISCLOSURES

We heard that our Environmental, Social, and Governance (ESG) disclosures are best-in-class but could be enhanced in key areas

We responded by working to align human capital and climate risk disclosures with external reporting frameworks

EXECUTIVE COMPENSATION

We heard that our long-term financial performance should factor more significantly into payouts

We responded by adding a three-year EPS performance metric to our performance-based restricted stock units

EQUITY PLANS

We heard that our equity plans should be approved on a less frequent basis

We responded by moving from a biennial to a triennial approval cycle starting after this year

SPECIAL MEETINGS

We heard that our current threshold for calling a special meeting of stockholders may be too high

We responded by lowering the stock ownership threshold from 25% to 15%

EXECUTIVE COMPENSATION HIGHLIGHTS

PAY-FOR-PERFORMANCE COMMITMENT

Intel has a long-standing commitment to pay-for-performance. We compensate executive officers through arrangements that are designed to hold those officers accountable for business results and reward them for consistently strong corporate performance and creation of value for our stockholders. Our executive compensation programs are periodically reviewed and, when appropriate, adjusted to ensure that they continue to support Intel's business goals and promote both current-year and long-term profitable growth of the company. There were no significant changes to the structure of our executive compensation programs for 2018.

- The majority of cash compensation for our executive officers, as a group, may be earned under our annual incentive cash plan with the annual payouts based on measures of relative financial performance, absolute financial performance, company performance relative to operational goals, and individual performance.

- Equity awards—consisting in 2018 of variable performance-based outperformance restricted stock units (OSUs) and restricted stock units (RSUs)—align compensation with the long-term interests of Intel's stockholders by focusing our executive officers on both absolute and relative total stockholder return (TSR). For 2018, 80% of the annual equity award value granted to executive officers was comprised of OSUs.

- In setting executive officer compensation, the Compensation Committee considers various factors including the individual performance reviews of our executive officers, scope of the executive officer's role and responsibilities, and the compensation levels in a "peer group." For 2018, the peer group consisted of 15 technology companies and 10 other large companies.

- Total compensation for each executive officer varies with both individual performance and Intel's performance in achieving financial and non-financial objectives. Each executive officer's compensation is designed to reward his or her contribution to Intel's results.

CEO TARGET PERFORMANCE AND INCENTIVE PAY MIX

The following chart[1] illustrates that approximately 93% of the 2018 total direct compensation granted by the Compensation Committee to our CEO Bob Swan in his position as interim CEO and Executive Vice President, Chief Financial Officer consisted of compensation elements that vary the level of payout based on company and individual performance, and therefore are considered "at risk."

[1] *Does not include Mr. Swan's (i) $1,000,000 third installment of his 2016 sign-on award, (ii) $1,500,000 cash bonus award for 2018 performance as interim CEO, (iii) "Change in Pension Value and Non-Qualified Deferred Compensation Earnings," and (iv) "All Other Compensation" as reported in the Summary Compensation Table on page 79.*



93% at risk pay

- Equity Awards
- Base Salary
- Non-Equity Incentive Compensation

PROXY STATEMENT

INTEL CORPORATION
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Our Board of Directors solicits your proxy for the 2019 Annual Stockholders' Meeting (and any postponement or adjournment of the meeting) for the matters set forth in "Annual Meeting Proposals and Voting Recommendations." We made this proxy statement available to stockholders beginning on April 3, 2019.

PROPOSAL 1

ELECTION OF DIRECTORS

Upon the recommendation of our Corporate Governance and Nominating Committee, our Board has nominated the 10 individuals listed below to serve as directors. Our nominees include eight independent directors, as defined in the rules for companies traded on the Nasdaq Global Select Market* (Nasdaq), and two Intel officers: Robert H. Swan, who became our Chief Executive Officer in January 2019, and Andy D. Bryant, who currently serves as Chairman of the Board and previously served as our Executive Vice President and Chief Administrative Officer. Mr. Bryant became Chairman of the Board at the 2012 Annual Stockholders' Meeting, and Aneel Bhusri became the independent Lead Director of the Board in May 2017.

Each director's term runs from the date of his or her election until our next annual stockholders' meeting and until his or her successor (if any) is elected or appointed. If any director nominee is unable or unwilling to serve as a nominee at the time of the annual meeting, the individuals named as proxies may vote for a substitute nominee chosen by the present Board to fill the vacancy. Alternatively, the Board may reduce the size of the Board, or the proxies may vote just for the remaining nominees, leaving a vacancy that the Board may fill at a later date. However, we have no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director.

Our Bylaws require that a director nominee will be elected only if he or she receives a majority of the votes cast with respect to his or her election in an uncontested election (that is, the number of votes cast "for" that nominee exceeds the number of votes cast "against" that nominee). You can vote to "abstain," but that vote will not have an effect in determining the election results. For more information, see "Additional Meeting Information, Voting Before or During the Meeting" below. Each of our director nominees currently serves on the Board. If a nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director." Under our Bylaws and the Board of Directors Guidelines on Significant Corporate Governance Issues (Corporate Governance Guidelines), each director submits an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not re-elect that director. In that situation, our Corporate Governance and Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action instead. Within 90 days from the date that the election results were certified, the Board would act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it.



RECOMMENDATION OF THE BOARD

The Board recommends that you vote "FOR" the election of each of the following nominees.

ANEEL BHUSRI



LEAD DIRECTOR

AGE: 53

DIRECTOR SINCE: 2014

OTHER CURRENT PUBLIC BOARDS:
Workday, Inc.

COMMITTEES:
Corporate Governance and Nominating *(Co-Chair)*, Executive *(Chair)*

EXPERIENCE

Aneel Bhusri has been CEO at Workday, Inc., a provider of enterprise cloud applications for human resources and finance headquartered in Pleasanton, California, since May 2014. Mr. Bhusri has served as a director of Workday from 2005 to the present, as President from January 2007 to September 2009, as Co-CEO from September 2009 to May 2014, and as Chairman from January 2012 to May 2014. He was also a partner at Greylock Partners, a venture capital firm, from 1999 to 2015, and currently serves as an advisory partner. Before co-founding Workday in 2005, Mr. Bhusri worked for PeopleSoft from 1993 to 1999, holding a number of leadership positions, including Senior Vice President responsible for product strategy, business development, and marketing, and served as vice chairman of the board from 1999 to 2004. He served on the board of directors of Pure Storage, Inc. from 2010 to 2018. Mr. Bhusri received an MBA from Stanford University and holds bachelor's degrees in electrical engineering and economics from Brown University. He is a Crown Fellow at the Aspen Institute.

SKILLS & EXPERTISE

Mr. Bhusri brings to the Board senior leadership, cloud computing expertise, human capital, and business development experience from his experience as CEO and chairman of an enterprise cloud applications company, his prior work in product, marketing, and business development of another human resources application company, and his role as partner of several venture capital firms. Mr. Bhusri's more than 20 years of experience in enterprise software innovation and cloud computing brings depth to the Board in areas that are important to Intel's business and in today's connected world, including the identification and development of emerging technologies.

ANDY D. BRYANT



CHAIRMAN

AGE: 68

DIRECTOR SINCE: 2011

OTHER CURRENT PUBLIC BOARDS:
Columbia Sportswear Company

COMMITTEES:
Executive

EXPERIENCE

Andy D. Bryant has been Chairman of the Board of Directors of Intel since May 2012. Mr. Bryant served as Vice Chairman of the Board of Directors of Intel from July 2011 to May 2012. Mr. Bryant joined Intel in 1981, became Chief Financial Officer (CFO) in February 1994, and was promoted to Senior Vice President in January 1999. In December 1999, he was promoted to Executive Vice President and his role expanded to Chief Financial and Enterprise Services Officer. In October 2007, Mr. Bryant was named Chief Administrative Officer (CAO), a position he held until January 2012. In 2009, Mr. Bryant's responsibilities expanded to include the Technology and Manufacturing Group. He served on the board of directors of McKesson Corporation from 2008 to 2018. Mr. Bryant currently serves on the board of directors of Columbia Sportswear Company.

SKILLS & EXPERTISE

Mr. Bryant brings senior leadership, financial, strategic, and global expertise to the Board from his former service as CFO and CAO of Intel. Mr. Bryant has budgeting, accounting controls, and forecasting experience and expertise from his work in Intel Finance, as CFO and as CAO. In his role leading the Technology and Manufacturing Group, Mr. Bryant was responsible for manufacturing, human resources, information technology, and finance, and gained experience in emerging technologies and business models. Mr. Bryant has regularly attended Intel Board meetings for more than 18 years in his capacity as CFO and CAO, and has direct experience as a board member through his service on other public company boards. After evaluating the Board's Corporate Governance Guidelines regarding retirement of corporate officers and our Bylaw provision limiting the tenure of our Board Chairman, the Board determined to waive those provisions and re-nominate Mr. Bryant because it believes that Mr. Bryant continues to be best positioned to support the independent directors through his service as a key member of the Board with strong leadership skills and financial experience. The Board believes that Mr. Bryant's contributions since becoming Chairman in 2012 and his expertise and experience continue to provide important leadership continuity, particularly to help support our new CEO during a time of substantial business transformation. Mr. Bryant has informed the Board that, if he is re-elected to the Board at the 2019 Annual Stockholders' Meeting, he would not expect to stand for re-election again at the 2020 Annual Stockholders' Meeting.

REED E. HUNDT



AGE: 71

DIRECTOR SINCE: 2001

COMMITTEES:
Audit, Compensation, Executive

EXPERIENCE

Reed E. Hundt has been a Principal of REH Advisors, LLC, a strategic advice firm in Washington, D.C., since 2009; CEO of the Coalition for Green Capital, a non-profit organization based in Washington, D.C., that designs, develops, and implements green banks at the state, federal, and international level, since 2010; and CEO of Making Every Vote Count, a non-profit dedicated to electoral reform, since 2018. From 1998 to 2009, Mr. Hundt was an independent advisor to McKinsey & Company, Inc., a worldwide management consulting firm in Washington, D.C., and Principal of Charles Ross Partners, LLC, a private investor and advisory service in Washington, D.C. Mr. Hundt served as Chairman of the U.S. Federal Communications Commission (FCC) from 1993 to 1997. From 1982 to 1993, Mr. Hundt was a partner with Latham & Watkins LLP, an international law firm. Mr. Hundt currently provides advisory services to Covington & Burling LLP, an international law firm.

SKILLS & EXPERTISE

As an advisor to and an investor in telecommunications companies and other businesses on a worldwide basis, Mr. Hundt brings to the Board significant global experience in communications technology and the telecommunications industry. Mr. Hundt also has significant government experience from his service as Chairman of the FCC, where he helped negotiate the World Trade Organization Telecommunications Agreement, which opened markets in 69 countries to competition and reduced barriers to international investment. Mr. Hundt's legal experience enables him to provide perspective and oversight on legal and compliance matters, and his board service with numerous other companies, including Inteliquent, Inc., Ligado Networks LLC, SmartSky Networks, LLC, and The Climate Reality Project, where he is on the audit committee, provides cross-board experience and financial expertise. As Chairman and CEO of Making Every Vote Count, Mr. Hundt brings senior leadership experience to the Board. His work with a number of ventures involved in sustainable energy and the environment, including as founder and CEO of Coalition for Green Capital, an incubator of local clean energy finance organizations called green banks, provides him with a unique leadership perspective in developing new business models and overseeing Intel's environmental and sustainability initiatives.

OMAR ISHRAK



AGE: 63

DIRECTOR SINCE: 2017

OTHER CURRENT PUBLIC BOARDS:
Medtronic plc

COMMITTEES:
Compensation *(Chair)*, Finance

EXPERIENCE

Dr. Omar Ishrak has been Chairman and CEO of Medtronic plc, a global medical technology company, since 2011. Prior to joining Medtronic, Dr. Ishrak served as President and CEO of GE Healthcare Systems, a comprehensive provider of medical imaging and diagnostic technology and a division of GE Healthcare, from 2009 to 2011. Dr. Ishrak was President and CEO of GE Healthcare Clinical Systems from 2005 to 2008 and President and CEO of GE Healthcare Ultrasound. Dr. Ishrak is a member of the Board of Trustees of the Asia Society, a leading educational organization dedicated to promoting mutual understanding and strengthening partnerships among peoples, leaders, and institutions of Asia and the U.S. in a global context. Dr. Ishrak received his bachelor of science degree and PhD in Electrical Engineering from the University of London, King's College.

SKILLS & EXPERTISE

Dr. Ishrak brings senior leadership, strategic, and global expertise to the Board from his current position as CEO and his long history of success as a global executive in the medical technology industry. From his role at Medtronic, Dr. Ishrak has extensive experience identifying and developing emerging technologies and has overseen a number of strategic acquisitions, enabling him to bring business development and mergers and acquisitions (M&A) experience to the Board. Dr. Ishrak also provides technical, human capital, and brand marketing expertise from his role as a leader of a global medical technology company.

RISA LAVIZZO-MOUREY



AGE: 64

DIRECTOR SINCE: 2018

OTHER CURRENT PUBLIC BOARDS:
General Electric Company and Hess Corporation

COMMITTEES:
Corporate Governance and Nominating

EXPERIENCE

Dr. Risa Lavizzo-Mourey has been the Robert Wood Johnson Foundation PIK Professor of Population Health and Health Equity at the University of Pennsylvania in Philadelphia, Pennsylvania, since 2018. Dr. Lavizzo-Mourey was President and Chief Executive Officer of the Robert Wood Johnson Foundation, the nation's largest healthcare-focused philanthropic organization, based in Princeton, New Jersey, from 2003 to 2017, and Senior Vice President of that organization from 2001 to 2003. She previously held various appointments at the University of Pennsylvania Medical School, including Sylvan Eisman Professor of Medicine and Health Care Systems from 1995 to 2001, Director of the Institute on Aging from 1994 to 2002, and Chief of Geriatric Medicine from 1986 to 1992. Dr. Lavizzo-Mourey also held several government positions, including Deputy Administrator of the Agency for Health Care Research and Quality from 1992 to 1994, Co-Chair of the White House Health Care Reform Task Force from 1993 to 1994, and membership on a number of federal advisory committees. She received her MD from Harvard Medical School and MBA from the Wharton School of Business of the University of Pennsylvania. Dr. Lavizzo-Mourey serves on the board of directors of General Electric Company and Hess Corporation. She is also a member of the National Academy of Medicine, American Academy of Arts and Sciences, and The American Philosophical Society.

SKILLS & EXPERTISE

Dr. Lavizzo-Mourey brings senior leadership, strategy, and human capital and talent development expertise to the Board from her leadership of the largest public health philanthropy in the U.S. for almost 15 years and, before that, serving for 15 years as a distinguished professor and administrator at the University of Pennsylvania. She also brings to the Board government experience from her various government appointments. Dr. Lavizzo-Mourey's board service with other public companies also provides cross-board experience.

TSU-JAE KING LIU



AGE: 55

DIRECTOR SINCE: 2016

COMMITTEES:
Audit, Finance

EXPERIENCE

Dr. Tsu-Jae King Liu has served as Dean and Roy W. Carlson Professor of Engineering in the College of Engineering at the University of California, Berkeley (UC Berkeley) since 2018. She previously held a distinguished professorship endowed by Taiwan Semiconductor Manufacturing Company, Ltd. (TSMC) in the Department of Electrical Engineering and Computer Sciences at UC Berkeley from July 2014 to July 2018. Dr. Liu has also served as Vice Provost, Academic and Space Planning, and Senior International Officer at UC Berkeley from October 2016 to June 2018. Dr. Liu has over 20 years of experience in higher education in a range of faculty and administrative roles, including Associate Dean for Academic Planning and Development, College of Engineering in 2016, Chair of the Department of Electrical Engineering and Computer Sciences from July 2014 to June 2016, and Associate Dean for Research in the College of Engineering from 2008 to 2012. Her achievements in teaching and research have been recognized by a number of awards, most recently by her induction into the Silicon Valley Engineering Hall of Fame. Dr. Liu was Co-founder and President of Progressant Technologies, a start-up company that developed negative differential resistance transistor technology, from May 2000 to October 2004. She served on the board of the Center for Advancing Women in Technology from October 2014 to May 2016. Dr. Liu received her bachelor of science, master's degree, and PhD in Electrical Engineering from Stanford University.

SKILLS & EXPERTISE

As a scholar and educator in the field of nanometer-scale logic and memory devices, including advanced materials, process technology, and devices for energy-efficient electronics, Dr. Liu brings to the Board industry and technical experience directly related to Intel's semiconductor device research and development, and manufacturing. As a co-founder of Progressant Technologies, which was later acquired by Synopsys, Inc., and while serving on technical advisory boards for multiple start-up companies, Dr. Liu gained business development experience. Her inventions and contributions to the fin-shaped field-effect transistor design, dubbed "FinFET," have given Dr. Liu extensive experience in emerging technologies. She also brings global and international experience to the Board with her work on establishing strategic international partnerships and agreements for UC Berkeley.

GREGORY D. SMITH



AGE: 52
DIRECTOR SINCE: 2017
COMMITTEES:
Audit *(Chair)*, Finance

EXPERIENCE

Gregory D. Smith has been CFO since 2012 and Executive Vice President, Enterprise Performance and Strategy since 2017 at The Boeing Company (Boeing), the world's largest aerospace company. In his roles at Boeing, Mr. Smith is responsible for the company's overall financial and strategic management, including the company's financial reporting, long-range business planning, and program management. Additionally, he oversees Business Operations, Controller, Corporate Development, Strategy, Treasury, and other corporate functions and enterprise projects with the overall goal of accelerating innovation and driving market-based affordability efforts across the company. He also leads Boeing Capital Corporation, the company's global financing arm.
Mr. Smith's portfolio also includes executing the company's three business unit strategy with the launch of Boeing Global Services in July 2017, the One Boeing integration of the company's organizations and initiatives, and assisting the chairman and CEO in setting enterprise goals and developing the senior leadership team. Mr. Smith previously served at Boeing as CFO, Executive Vice President, Corporate Development and Strategy from February 2015 to June 2017; Executive Vice President, CFO from February 2012 to February 2015; Vice President of Finance and Corporate Controller from February 2010 to February 2012; and Vice President of Financial Planning and Analysis from June 2008 to February 2010. Prior to that, he served for four years as Vice President of Global Investor Relations at Raytheon Company.

SKILLS & EXPERTISE

Mr. Smith brings to the Board senior leadership, financial, strategic, operational, human capital, and global expertise from his experience as Executive Vice President, Enterprise Performance and Strategy of the world's largest aerospace company. He has experience with budgeting, accounting controls, internal audit, financial forecasting, strategic financial planning and analysis, capital commitment planning, competitive analysis and benchmarking, investor relations, and mergers and acquisitions from his work as Boeing's CFO. Mr. Smith also brings substantial international and business development experience to the Board from his enterprise performance and strategy role at Boeing. Mr. Smith's portfolio also includes Boeing HorizonX, the venture capital arm of Boeing that focuses on identifying start-ups developing emerging technologies and launching disruptive markets and businesses. He has continuing experience in dealing with foreign governments, including on issues related to market access and the regulation of business and investment.
Mr. Smith also brings operational experience to the Board, having held a number of leadership roles at Boeing in supply chain, factory operations, and program management.

ROBERT ("BOB") H. SWAN



CEO
AGE: 58
DIRECTOR SINCE: 2019
OTHER CURRENT PUBLIC BOARDS:
eBay Inc.
COMMITTEES:
Executive

EXPERIENCE

Robert H. Swan has been a director and CEO of Intel since January 2019. Mr. Swan served as the interim CEO and Executive Vice President, CFO of Intel from June 2018 to January 2019, and previously served as Executive Vice President, CFO since joining Intel in October 2016. In his capacity as CFO, he oversaw Intel's global finance organization—including finance, accounting and reporting, tax, treasury, internal audit, and investor relations—IT, Intel Capital, and the Corporate Strategy Office. Prior to joining Intel, Mr. Swan served as an Operating Partner at General Atlantic LLC, a private equity firm, from September 2015 to September 2016. He served as Senior Vice President, Finance and CFO of eBay Inc., a multinational e-commerce company, from March 2006 to July 2015. Previously, Mr. Swan served as Executive Vice President, CFO of Electronic Data Systems Corporation, Executive Vice President, CFO of TRW Inc., as well as CFO, Chief Operating Officer, and CEO of Webvan Group, Inc. Mr. Swan began his career in 1985 at General Electric, serving for 15 years in numerous senior finance roles. Mr. Swan also serves as a member of the board of directors of eBay Inc. and previously served on the board of directors of Applied Materials, Inc. from 2009 to 2016.

SKILLS & EXPERTISE

As our CEO and former CFO, Mr. Swan brings significant senior leadership, global experience, financial and human capital experience, business development and M&A experience to the Board from his position as former CFO of Intel's global finance organization. Mr. Swan has gained extensive financial and mergers and acquisitions (M&A) experience from serving as CFO for several international companies with complex business environments, including the nine years he spent at eBay where he oversaw the eBay-PayPal split. As CEO and former CFO of Intel, he has direct knowledge and experience in business development, strategy, and growth. Mr. Swan also brings human capital expertise from his various senior leadership roles where he worked to attract and retain top talent.

ANDREW WILSON



AGE: 44

DIRECTOR SINCE: 2017

OTHER CURRENT PUBLIC BOARDS:
Electronic Arts Inc.

COMMITTEES:
Compensation,
Finance *(Chair)*

EXPERIENCE

Andrew Wilson is the CEO of Electronic Arts Inc. (EA), a global leader in digital interactive entertainment. He joined EA in May 2000. He has served as the CEO and a director of EA since September 2013. During his tenure as CEO, EA has launched groundbreaking new games and services, reached record player engagement levels across its global franchises, and transformed into one of the world's leading digital entertainment companies. Prior to his appointment as CEO, Mr. Wilson held several leadership positions at EA, including Executive Vice President of EA SPORTS and Origin where he oversaw all aspects of the EA SPORTS business and development, as well as EA's digital PC service from 2011 to 2013. Mr. Wilson serves as chairman of the board for the World Surf League. He is also a member of the United Nations HeForShe IMPACT 10x10x10, a group of 10 global CEOs, 10 heads of state and 10 university presidents committed to being change agents to advance gender equality.

SKILLS & EXPERTISE

Mr. Wilson brings senior leadership, international, human capital, and emerging technologies and business models experience to the Board from his position as CEO of a global digital entertainment company. In addition, Mr. Wilson's 17-plus years of experience in a variety of leadership positions at EA provides the Board significant sales, marketing and brand management experience, and industry and technical experience.

FRANK D. YEARY



AGE: 55

DIRECTOR SINCE: 2009

OTHER CURRENT PUBLIC BOARDS:
PayPal Holdings, Inc.

COMMITTEES:
Audit, Corporate
Governance and
Nominating *(Co-Chair)*

EXPERIENCE

Frank D. Yeary has been Managing Member of Darwin Capital Advisors LLC, a private investment firm based in San Francisco, California, since October 2018, and previously served as Principal at the firm from 2012 to 2018. Mr. Yeary served as Executive Chairman of CamberView Partners, LLC, an advisory firm in San Francisco, California providing corporate governance and stockholder engagement advice to public companies, from 2012 to 2018. From 2008 to 2012, Mr. Yeary was Vice Chancellor of UC Berkeley, where he oversaw changes to the university's financial and operating strategy. Prior to 2008, Mr. Yeary spent nearly 25 years in the finance industry, most recently as Managing Director, Global Head of Mergers and Acquisitions, and a member of the Management Committee at Citigroup Investment Banking. Within the past five years, Mr. Yeary has served as a member of the board of directors of eBay. Mr. Yeary is a member of the board of directors of PayPal Holdings, Inc.

SKILLS & EXPERTISE

Mr. Yeary's extensive career in investment banking and finance brings to the Board financial strategy and global M&A expertise, including expertise in financial reporting and experience in assessing the efficacy of mergers and acquisitions with international companies on a global scale, and experience attracting and retaining strong senior leaders. Mr. Yeary's role as Vice Chancellor and as CAO of a large public research university provides strategic and financial expertise and his service on the board of PayPal and his past service as a member of the board of eBay provides the Board with insight into best practices in corporate governance and stockholder engagement. In addition, as co-founder of Level Money, Mr. Yeary has first-hand experience identifying and developing business models.

DIRECTOR SKILLS, EXPERIENCE, AND BACKGROUND

Intel is a large technology company engaged in research, manufacturing, and marketing on a global scale. We operate in highly competitive markets characterized by rapidly evolving technologies and exposure to business cycles. As we discuss below under "Board Committees and Charters," the Corporate Governance and Nominating Committee is responsible for assessing with the Board the appropriate skills, experience, and background that we seek in Board members in the context of our business and the existing composition of the Board. This assessment includes numerous factors, such as independence; understanding of and experience in manufacturing, technology, finance, and marketing; international experience; mix of ages; and gender and ethnic diversity. The Board then determines whether a nominee's background, experience, personal characteristics, and skills will advance the Board's goal of creating and sustaining a Board with a diversity of perspectives and viewpoints that can support and oversee the company's complex activities. Our Board is committed to actively seeking women and minority director candidates for consideration. As set forth in our Corporate Governance Guidelines, the committee and the Board periodically review and assess the effectiveness of their practices used in considering potential director candidates.

Listed below are the skills and experience that we consider important for our directors in light of our current business and structure. The directors' biographies note each director's relevant experience, qualifications, and skills relative to this list.

SENIOR LEADERSHIP EXPERIENCE
Directors who have served in senior leadership positions are important to us because they have the experience and perspective to analyze, shape, and oversee the execution of important operational and policy issues. These directors' insights and guidance, and their ability to assess and respond to situations encountered in serving on our Board, may be enhanced by leadership experience at businesses or organizations that operated on a global scale, faced significant competition, or involved technology or other rapidly evolving business models.

GLOBAL/INTERNATIONAL EXPERIENCE
We are a global organization with research and development, manufacturing, assembly, and test facilities, and sales and other offices in many countries. In addition, the majority of our revenue comes from sales outside the U.S. Because of these factors, directors with global experience can provide valuable business and cultural perspective regarding many important aspects of our business.

INDUSTRY AND IT/TECHNICAL EXPERIENCE
Because we design and manufacture technology, hardware, and software that powers the cloud, education or experience in relevant technology is useful for understanding our R&D efforts, competing technologies, the products and processes we develop, our manufacturing and assembly and test operations, and the market segments in which we compete.

FINANCIAL EXPERTISE
Knowledge of financial markets, financing and funding operations, and accounting and financial reporting processes is also important. This experience assists our directors in understanding, advising on, and overseeing Intel's capital structure, financing, and investing activities, as well as our financial reporting and internal controls.

HUMAN CAPITAL EXPERIENCE
Because the market for senior technology leaders is extremely competitive, experience attracting and retaining top talent, particularly in high-demand areas such as cloud computing, AI, graphics processing units, virtual reality, and autonomous driving, can be an important skill for the Board to have.

OPERATING AND MANUFACTURING EXPERIENCE
Because we are a leader in the design and manufacturing of advanced integrated digital technology platforms, understanding of and experience with manufacturing and other operational processes is a valuable asset to the Board.

SALES, MARKETING, AND BRAND MANAGEMENT EXPERIENCE
Directors with sales, marketing, and brand management experience can provide expertise and guidance as we seek to grow sales and enhance our brand.

EMERGING TECHNOLOGIES AND BUSINESS MODELS EXPERIENCE
Emerging technologies and business models can rapidly disrupt even the most well-thought-out strategy, particularly for technology companies. Directors who have experience identifying and developing emerging technologies and business models can be valuable assets to the Board.

BUSINESS DEVELOPMENT AND M&A EXPERIENCE

Directors with a background in business development and M&A provide insight into developing and implementing strategies for growing our business. Useful experience in this area includes skills in assessing "make" vs. "buy" decisions, analyzing the "fit" of a proposed acquisition with a company's strategy, valuing transactions, and assessing management's plans for integration with existing operations.

GOVERNMENT, LEGAL, AND REGULATORY EXPERIENCE

Directors who have served in government positions provide experience and insights that help us work constructively with governments around the world and address significant public policy issues, particularly as they relate to Intel's operations and to public support for science, technology, engineering, and mathematics education. Directors with a background in law can assist the Board in fulfilling its oversight responsibilities regarding Intel's legal and regulatory compliance and its engagement with regulatory authorities.

PUBLIC COMPANY BOARD EXPERIENCE

Directors with public company board experience understand the dynamics and operation of a corporate board, the relationship of a public company board to the CEO and other senior management personnel, the legal and regulatory landscape in which public companies must operate, the importance of particular agenda and oversight issues, and how to oversee an ever-changing mix of strategic, operational, and compliance-related matters.

BACKGROUND

Representation of a mix of ages, gender, ethnic, geographic, cultural, or other perspectives expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, stockholders, and other stakeholders worldwide.

BOARD MATRIX

Listed below are the skills and experience that we consider important for our director nominees in light of our current business strategy and structure. The directors' biographies note each director's relevant experience, qualifications, and skills relative to this list.

SKILLS & EXPERTISE

EXPERIENCE	Bhusri	Bryant	Hundt	Ishrak	Lavizzo-Mourey	Liu	Smith	Swan	Wilson	Yeary
Senior Leadership	●	●	●	●	●		●	●	●	
Global/International		●	●	●		●	●	●	●	●
Industry and IT/Technical	●	●	●			●			●	
Financial Expertise		●					●	●		●
Human Capital	●	●		●	●		●	●	●	●
Operating and Manufacturing		●		●			●			
Sales, Marketing, and Brand Management				●					●	
Emerging Technologies and Business Models	●	●	●	●		●	●		●	●
Business Development and M&A	●		●	●		●	●	●		●
Government, Legal, and Regulatory			●		●					
Public Company Board	●	●	●	●	●	●	●	●	●	●

BACKGROUND

TENURE/AGE/GENDER	Bhusri	Bryant	Hundt	Ishrak	Lavizzo-Mourey	Liu	Smith	Swan	Wilson	Yeary
Years on the Board	5	8	18	2	1	3	2	0	2	10
Age	53	68	71	63	64	55	52	58	44	55
Gender	M	M	M	M	F	F	M	M	M	M

RACE/ETHNICITY/NATIONALITY	Bhusri	Bryant	Hundt	Ishrak	Lavizzo-Mourey	Liu	Smith	Swan	Wilson	Yeary
African American/Black						●				
Asian/South Asian	●			●		●				
White/Caucasian		●	●				●	●	●	●
Hispanic/Latino										
Native American										
Born Outside of the U.S.				●			●		●	



TENURE

5.1 YRS average tenure of director nominees

- 6 — 0-4 years
- 2 — 5-9 years
- 2 — 10+ years



AGE

58 YRS average age of director nominees

- 3 — <54 years
- 5 — 54-64 years
- 2 — 65+ years



GENDER

20% of director nominees are women

- 2 — Women
- 8 — Men



ETHNIC DIVERSITY

40% of director nominees are ethnically diverse

- 4 — People of Color
- 6 — Caucasian

INDEPENDENT DIRECTOR TENURE

The Board believes that a mix of long- and short-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess and the fresh perspectives contributed by newer directors. Our Corporate Governance Guidelines provide that, as an alternative to term limits, the Board seeks to maintain an average tenure of 10 years or less for the independent directors as a group.

If each independent director nominee is elected to the Board, after the 2019 Annual Stockholders' Meeting, our independent directors will have served an average of 5.3 years on the Board, and six out of eight of our independent directors will have been on the Board for less than that period of time. Overall, our Board, including both independent and employee directors, will have an average tenure of 5.1 years. We believe that this mix of tenure on the Board represents a diversified "portfolio" of new perspectives and deep institutional knowledge.



TENURE

5.3 YRS average tenure of **independent** director nominees

- 0-4 Years
- 5-9 Years
- 10+ Years

BOARD DIVERSITY AND REFRESHMENT

Our Board is committed to actively seeking women and minority director candidates for consideration. Representation of gender, ethnic, geographic, cultural, or other diverse perspectives expands the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide. As part of our ongoing commitment to creating a balanced Board with diverse viewpoints and deep industry expertise, we regularly add new directors to infuse new ideas and fresh perspectives in the boardroom.

Our directors reflect diverse perspectives, including a complementary mix of skills, experience, and backgrounds that we believe are paramount to our ability to represent your interests as stockholders. In the last three years, five new independent directors have been elected or appointed to the Board. If each director nominee is elected to the Board, after the 2019 Annual Stockholders' Meeting, the majority of the Board would be gender, ethnically, and nationality diverse.



BOARD DIVERSITY

60% of director nominees are gender, ethnically and nationality diverse

- Diverse Directors
- Non-Diverse Directors

Intel is committed to focusing on Board diversity through engagement with key partners. In 2018, Intel joined the Thirty Percent Coalition, which focuses on strategies to increase female representation on corporate boards. For 2019, the coalition has added a specific focus on women of color. Through our partnerships, we aim to not only increase the available talent for our Board, but to also support increased female board representation across our industry.

BOARD EVALUATIONS

We are committed to providing transparency to our Board and committee evaluation process. The Chairman of the Board or the independent Lead Director leads the Board's self-evaluation process, which requires each director to complete a comprehensive evaluation of the performance of both the Board as a whole and, to the extent applicable, the committees on which the director serves. The results of the directors' evaluations, supplemented with third-party data, provide the Chairman or the independent Lead Director with valuable insight regarding areas where the Board believes it functions effectively and, more importantly, areas where the Board believes it can improve. Based on the input generated by its own members, our Board can adapt and evolve to meet new opportunities as they arise and to continue its critical work in safeguarding the interests of our stakeholders through effective corporate governance. For example, input generated by Board members in recent years has focused, among other things, on the composition of our Board, which has encouraged and informed our recent Board refreshment efforts.

BOARD LEADERSHIP STRUCTURE

Chairman of the Board: Andy D. Bryant

Chief Executive Officer: Robert ("Bob") H. Swan

Independent Lead Director: Aneel Bhusri

Board Leadership Structure. We separate the roles of Board Chairman and CEO to aid in the Board's oversight of management. This policy is embodied in the Board's published Corporate Governance Guidelines, and has been in effect since the company began operations.

Andy D. Bryant has served as Board Chairman since May 2012. Mr. Bryant has never served as CEO of Intel. The independent directors selected Mr. Bryant to serve as Chairman because they determined that Mr. Bryant's extensive experience at Intel and familiarity with Intel's operations and management structure, as well as the Board's confidence in Mr. Bryant's guidance and ability to support the Board in fulfilling its oversight responsibilities, uniquely positioned Mr. Bryant to fulfill the Chairman's responsibilities.

Chairman Responsibilities. Although Mr. Bryant is an executive of Intel, he and our CEO, Robert ("Bob") H. Swan, each report directly to the Board and have different responsibilities. Mr. Swan, as Intel's CEO, develops, reports to the Board on and oversees implementation of our business strategy, and is responsible for leading the company and managing its operations. As Chairman, Mr. Bryant serves as the liaison between the Board and management. Working with the Board's independent Lead Director and with our CEO, Mr. Bryant helps to develop the Board's meeting agendas and leads Board meetings so that they are both productive and efficient. His responsibilities include ensuring that the Board receives timely information about important aspects of and developments affecting the company, serving as a resource for and advisor to senior management, and supporting the Board oversight of the company's risk management, compliance, and other governance functions.

The independent directors unanimously elected to waive the director retirement provisions in our Corporate Governance Guidelines to extend Mr. Bryant's service as a corporate officer and director beyond age 65, and to waive the provision of our Bylaws that limits the tenure of the Chairman to no more than two three-year terms, extending Mr. Bryant's term for one more year as Chairman through the 2020 Annual Stockholders' Meeting. In light of Mr. Bryant's contributions to the Board and his extensive expertise and experience, the independent directors believe that he provides important leadership continuity as Intel undergoes our CEO transition (as described in "Compensation Discussion and Analysis; Executive Summary; CEO Transition" of this proxy statement) and that he will help support our new CEO during a time of substantial business transformation. Mr. Bryant has informed the Board that, if he is re-elected to the Board at the 2019 Annual Stockholders' Meeting, he would not expect to stand for re-election again at the 2020 Annual Stockholders' Meeting.

Lead Director Responsibilities. Following his unanimous election by the independent directors, Aneel Bhusri has served as independent Lead Director since May 2017. The duties and responsibilities of the independent Lead Director, as provided in our Bylaws and the Board's Charter of the Lead Director, include:

- serving as Chairman of the Board at meetings of the Board of Directors when the Chairman is not present;

- serving as Chairman of the Executive Committee and as Chairman or Co-Chairman of the Corporate Governance and Nominating Committee of the Board of Directors;

- developing the agendas for and serving as Chairman of the executive sessions of the Board's independent directors and, if different, the Board's non-employee directors;

- advising the Chairman as to the quality, quantity, and timeliness of the information submitted by the company's management that is necessary or appropriate for the non-employee directors to effectively and responsibly perform their duties;

- assisting the Board of Directors, the Board's Corporate Governance and Nominating Committee, and the officers of the company in implementing and complying with the Board's Corporate Governance Guidelines;

- approving the information, agenda, and meeting schedules for Board and Board committee meetings;

- calling and presiding at meetings of the independent directors;

- approving the retention of advisors and consultants who report directly to the Board;

- recommending to the Corporate Governance and Nominating Committee and to the Chairman the membership of the various Board Committees, as well as the selection of committee chairs; and

- serving as a liaison for consultation and direct communication with stockholders.

The independent directors periodically assess the Board's leadership structure and will continue to evaluate and implement the leadership structure that they conclude most effectively supports the Board in fulfilling its responsibilities.

THE BOARD'S ROLE IN RISK OVERSIGHT AT INTEL

One of the Board's important functions is oversight of risk management at Intel. Risk is inherent in business, and the Board's oversight, assessment, and decisions regarding risks occur in the context of and in conjunction with the other activities of the Board and its committees.

Defining Risk. The Board and management consider "risk" to be the possibility that an undesired event could occur that might adversely affect the achievement of our objectives. Risks vary in many ways, including the ability of the company to anticipate and understand the risk, the types of adverse impacts that could result if the undesired event occurs, the likelihood that an undesired event and a particular adverse impact would occur, and the ability of the company to control the risk and the potential adverse impacts. Examples of the types of risks faced by Intel include:

- macro-economic risks, such as inflation, deflation, reductions in economic growth, or recession;

- political risks, such as restrictions on access to markets, confiscatory taxation, or expropriation of assets;

- event risks, such as natural disasters or cybersecurity incidents; and

- business-specific risks related to strategy and competition, product demand, global operations, manufacturing, cybersecurity and privacy, intellectual property, litigation and regulatory compliance, corporate responsibility and sustainability (including climate risk), and corporate governance risks.

Not all risks can be dealt with in the same way. Some risks may be readily perceived and controllable, while other risks are unknown; some risks can be avoided or mitigated by particular behavior, and some risks are unavoidable as a practical matter. In some cases, a decision may be made that a higher degree of risk may be acceptable because of a greater perceived potential for reward. Intel seeks to align its voluntary risk-taking with company strategy, and Intel understands that its projects and processes may enhance the company's business interests by encouraging innovation and appropriate levels of risk-taking.

RISK ASSESSMENT RESPONSIBILITIES AND PROCESSES

THE BOARD

The full Board has primary responsibility for risk oversight. The Board executes its oversight duties through:

- Assigning specific oversight duties to the Board committees
- Periodic briefing and informational sessions by management on:
  - The types of risks the company faces
  - Enterprise risk management: risk identification, mitigation, and control

For most enterprise risk management issues, such as cybersecurity risks, the Board receives regular and detailed reports from management or the appropriate Board committee regarding its review of issues. In some cases, such as risks regarding new technology and product acceptance, risk oversight is addressed as part of the full Board's regular oversight of strategic planning.

COMMITTEES

AUDIT
Oversees issues related to financial reporting, financial risk assessment, internal controls, audit functions, and major operational risk issues

FINANCE
Oversees issues related to the company's risk tolerance in cash-management investments

COMPENSATION
Oversees issues related to risk in the company's compensation programs, including our conclusion that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company

MANAGEMENT

Management is primarily responsible for:

- Identifying risk and risk controls related to significant business activities
- Mapping the risks to company strategy

- Developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward, and the appropriate manner in which to manage risk

With respect to the risk assessment of the company's compensation programs, management is primarily responsible for:

- Reviewing all significant compensation programs, focusing on programs with variable payouts
- Assessing the company's executive and broad-based compensation and benefits programs to determine whether the programs' provisions and operation create undesired or unintentional material risk. The risk assessment process:
  - Includes a review of compensation program policies and practices, risk identification and control procedures, the balance of risk to reward, and the significance and risks posed by compensation programs on the company's overall strategy
  - Takes into account compensation terms and practices that aid in controlling risk, including the compensation mix, payment periods, claw-back provisions, and stock ownership guidelines

DIRECTOR INDEPENDENCE AND TRANSACTIONS CONSIDERED IN INDEPENDENCE DETERMINATIONS

Director Independence. The Board has determined that each of the following non-employee directors qualifies as "independent" in accordance with the published listing requirements of Nasdaq: Mr. Bhusri, Mr. Hundt, Dr. Ishrak, Dr. Lavizzo-Mourey, Dr. Liu, Mr. Smith, Mr. Wilson, and Mr. Yeary. Because Mr. Swan and Mr. Bryant are employed by Intel, they do not qualify as independent. David Pottruck and David Yoffie, who served as directors until the 2018 Annual Stockholders' Meeting, were each determined to be independent during the time they served on the Board. Ambassador Charlene Barshefsky, who served as a director until the 2018 Annual Stockholders' Meeting, was determined to be independent until December 31, 2017. Mr. Krzanich, who served as director until June 20, 2018, did not qualify as independent because he was employed by Intel.

The Nasdaq rules have objective tests and a subjective test for determining who is an "independent director." Under the objective tests, a director cannot be considered independent if:

- The director is, or at any time during the past three years was, an employee of the company;

- The director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for Board or Board committee service);

- A family member of the director is, or at any time during the past three years was, an executive officer of the company;

- The director or a family member of the director is a partner in, a controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceeded 5% of the recipient's consolidated gross revenue for that year, or $200,000, whichever was greater (subject to certain exclusions);

- The director or a family member of the director is employed as an executive officer of an entity for which at any time during the past three years any of the executive officers of the company served on the compensation committee of such other entity; or

- The director or a family member of the director is a current partner of the company's outside auditor, or at any time during the past three years was a partner or employee of the company's outside auditor, and who worked on the company's audit.

The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to the Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the U.S. Securities and Exchange Commission (SEC), as no member of the Audit Committee accepts directly or indirectly any consulting, advisory, or other compensatory fee from the company other than their director compensation, or otherwise has an affiliate relationship with the company. Similarly, the members of the Compensation Committee each qualify as independent under the Nasdaq standards. Under these standards, the Board considered that none of the members of the Compensation Committee accept directly or indirectly any consulting, advisory, or other compensatory fee from the company other than their director compensation, and that none have any affiliate relationships with the company or other relationships that would impair the director's judgment as a member of the Compensation Committee.

Transactions Considered in Independence Determinations. In making its subjective determination that each non-employee director is independent, the Board reviewed and discussed additional information provided by the directors and the company with regard to each director's business and personal activities as they may relate to Intel and Intel's management and considered transactions that occurred since the beginning of 2016 between Intel and entities associated with the independent directors or members of their immediate families. The Board considered the transactions in the context of the Nasdaq objective standards, the special standards established by the SEC and Nasdaq for members of audit and compensation committees, and the special SEC and U.S. Internal Revenue Service (IRS) standards for compensation committee members. Based on this review, as required by the Nasdaq rules, the Board made a subjective determination that, based on the nature of the directors' relationships with the entity and/or the amount involved, no relationships exist that, in the opinion of the Board, impair the directors' independence. The Board's independence determinations took into account the following transactions:

Business Relationships. Each of our non-employee directors or one of his or her immediate family members is, or was during the previous three fiscal years, a non-management director, trustee, advisor, or executive or served in a similar position at another entity that did business with Intel at some time during those years. The business relationships were ordinary course dealings as a supplier or purchaser of goods or services; licensing or research arrangements; facility, engineering, and equipment fees; or commercial paper or similar financing arrangements in which Intel or an affiliate participated as a creditor. Payments to or from each of these entities constituted less than the greater of $200,000 or 1% of each of Intel's and the recipient's annual revenue, respectively, in each of the past three years, except as discussed below.

- Mr. Bhusri is CEO and director of Workday, Inc. (Workday), a company with which Intel engages in ordinary course business transactions. The Board carefully reviewed the nature of Intel's transactions with Workday, which primarily related to human resource management solutions contract and software subscription services, and Mr. Bhusri's position as CEO and executive director at Workday. The fees paid to Workday represented less than 2.5% of Workday's annual revenue in each of the past three years, and represented less than 0.06% of Intel's revenue in each year. After considering these fees, the Board (with Mr. Bhusri recused) unanimously determined that Intel's business transactions with Workday do not impair Mr. Bhusri's independence.

- Until December 2016, Mr. Bhusri was a member of the board of directors of Cloudera, Inc., (Cloudera) a company with which Intel holds over 5% ownership interest and engages in ordinary course business transactions. The Board carefully reviewed the nature of Intel's transactions with Cloudera, which primarily related to subscription licenses and software support services, and Mr. Bhusri's position as a non-management director at Cloudera. The fees paid to Cloudera represented less than 3.6% of Cloudera's annual revenue in 2016, and represented less than 0.02% of Intel's revenue. After considering these fees, the Board (with Mr. Bhusri recused) unanimously determined that Intel's business transactions with Cloudera do not impair Mr. Bhusri's independence.

Charitable Contributions. Dr. Lavizzo-Mourey, Dr. Liu, or one of their immediate family members is serving, or has each served during the previous three fiscal years, as an executive, professor, or other employee for one or more colleges or universities or as a director, executive, or employee of a charitable entity that received matching or other charitable contributions from Intel during those years. Charitable contributions to each of these entities (including matching and discretionary contributions by Intel and the Intel Foundation) constituted less than $120,000 in each of the past three years, as discussed below.

- Dr. Liu is Dean and Roy W. Carlson Professor of Engineering in the College of Engineering at UC Berkeley. The Intel Foundation contributed less than $65,100 in each of the past three years to match Intel employee charitable contributions to UC Berkeley, amounting to less than 0.003% of UC Berkeley's consolidated annual revenue for each of the past three years.

- Dr. Lavizzo-Mourey is Robert Wood Johnson Foundation PIK Professor of Population Health and Health Equity at the University of Pennsylvania. The Intel Foundation contributed less than $28,000 in each of the past three years to match Intel employee charitable contributions to the University of Pennsylvania, amounting to less than 0.003% of the University of Pennsylvania's consolidated annual revenue for each of the past three years.

- Dr. Lavizzo-Mourey is a member of the Board of Regents of the Smithsonian Institution. The Intel Foundation contributed less than $3,300 in each of the past three years to match Intel employee charitable contributions to the Smithsonian Institution, amounting to less than 0.002% of the Smithsonian Institution's consolidated annual revenue for each of the past three years.

CORPORATE GOVERNANCE GUIDELINES

Intel has long maintained a set of Corporate Governance Guidelines. The Corporate Governance and Nominating Committee reviews the guidelines periodically and recommends amendments to the Board as appropriate. The Board oversees administration and interpretation of, and compliance with, the guidelines and may amend, waive, suspend, or repeal any of the guidelines at any time, with or without public notice subject to legal requirements, as it determines necessary or appropriate in the exercise of the Board's judgment in its role as fiduciary.

These guidelines, which investors may find on our website at *www.intel.com/governance*, along with our other corporate governance practices, compare favorably under the Investor Stewardship Group's (ISG) Corporate Governance Framework for U.S. Listed Companies, as shown in the table below.

ISG PRINCIPLE	INTEL PRACTICE
Principle 1 Boards are accountable to stockholders	• All directors are elected annually • Majority voting in uncontested director elections • Proxy access with market terms (3% for three years, up to 20% of the Board) • Annual Chairman's letter in proxy statement that describes the Board's activities over the past year
Principle 2 Stockholders should be entitled to voting rights in proportion to their economic interest	• No dual-class share structure • Each stockholder is entitled to one vote per share

Principle 3
Boards should be responsive to stockholders and be proactive in order to understand their perspectives
	• Management met with investors owning 35% of shares outstanding in 2018
	• Engagement topics included Board leadership structure; Board diversity; issues concerning environmental, social, and governance (ESG) matters; executive compensation; and stockholder-called special meetings
	• The Board has made a number of changes in response to investor feedback, including:
	  • enhancing the integration of ESG disclosure into our Form 10-K and proxy statement;
	  • working on aligning human capital and climate risk disclosures with external frameworks;
	  • adding three-year EPS as a performance metric for performance-based RSUs; and
	  • proactively lowering the stockholder special meeting threshold to 15% from 25%

Principle 4 Boards should have a strong, independent leadership structure	• Executive Chairman, separate from CEO • Strong independent Lead Director with clearly defined duties that are disclosed to stockholders • Board considers appropriateness of its leadership structure at least annually • Independent committee chairs • Independent directors meet in executive session at least three times per year
Principle 5 Boards should adopt structures and practices that enhance their effectiveness	• 80% of the Board is independent • 40% of the Board is ethnically diverse, 20% of the Board is gender diverse, and we have a policy of seeking out women and minority candidates, as well as candidates with diverse backgrounds, experiences, and skills, as part of each Board search • Annual Board and individual director self-evaluations • Active Board refreshment, with 70% refreshment in last five years, and seek to cap average director tenure at 10 years • Limits on outside boards, with no director permitted to serve on more than four public company boards (including Intel) • No restrictions on directors' access to management or employees • No independent director is expected to stand for re-election after age 72 without prior Board approval
Principle 6 Boards should develop management incentive structures that are aligned with the long-term strategy of the company	• Executive compensation program received over 94% support in 2018 • Compensation Committee annually reviews and approves incentive program design, goals, and objectives for alignment with compensation and business strategies • Annual and long-term incentive programs are designed to reward financial and operational performance that furthers short- and long-term strategic objectives

DIRECTOR ATTENDANCE

The Board held six regularly scheduled meetings and 11 special meetings in 2018. As shown in the Board Committee chart below, standing committees of the Board collectively held a total of 31 meetings during 2018, with each committee holding a number of regularly scheduled and special meetings. We expect each director to attend every meeting of the Board and the committees on which he or she serves. Each director attended at least 75% of the meetings of the Board and each committee on which he or she served in 2018 (held during the period in which the director served). The Board's policy is that directors should endeavor to attend the annual stockholders' meeting, and all of the then-incumbent directors, other than Mr. Wilson, attended the 2018 Annual Stockholders' Meeting.

BOARD RESPONSIBILITIES AND COMMITTEES

Board Responsibilities. The Board oversees, counsels, and directs management in the long-term interests of the company and our stockholders. The Board's responsibilities include:

- overseeing the conduct of our business and the assessment of our business and other enterprise risks to evaluate whether the business is being properly managed;

- planning for CEO succession and monitoring management's succession planning for other senior executives;

- reviewing and approving our major financial objectives, strategy, operating plans, and other significant actions;

- selecting the CEO, evaluating CEO performance, and determining the compensation of the CEO and other executive officers; and

- overseeing our processes for maintaining the integrity of our financial statements and other public disclosures, and our compliance with law and ethics.

The Board and its committees met throughout the year on a set schedule, held special meetings, and acted by written consent from time to time as appropriate. At each Board meeting, time is reserved for the independent directors to meet in executive session without the Chairman and CEO present. Officers regularly attend Board meetings to present information on our business and strategy, and Board members have worldwide access to our employees outside of Board meetings. Board members are encouraged to make site visits on a worldwide basis to meet with local management; to attend Intel industry, analyst, and other major events; and to accept invitations to attend and speak at internal Intel meetings.

The Board's Role in Succession Planning. As reflected in our Corporate Governance Guidelines, the Board's primary responsibilities include planning for CEO succession and monitoring and advising on management's succession planning for other senior executives. The Board's goal is to have a long-term and continuing program for effective senior leadership development and succession. The Board also has contingency plans in place for emergencies such as the departure, death, or disability of the CEO or other executive officers. In connection with the CEO transition process that commenced in 2018, the Board formed a special committee, chaired by an independent director, which met more than 20 times during 2018 and 2019 as part of its oversight and leadership of the process to identify the candidate with the appropriate skills, vision, and experience to lead Intel into the future.

Board Committees. The Board assigns responsibilities and delegates authority to its committees, and the committees regularly report on their activities and actions to the full Board. The Board has five standing committees: Audit, Compensation, Corporate Governance and Nominating, Executive, and Finance. Each committee can engage outside experts, advisors, and counsel to assist the committee in its work.

Each committee, and the Lead Director, has a written charter approved by the Board. We post each charter in the Corporate Governance section of our website at *www.intc.com/committees-charters.*

The following table identifies the current committee members. As discussed above, the Board has determined that each member of the Audit, Compensation, and Corporate Governance and Nominating Committees is an independent director in accordance with Nasdaq standards.

Name	Audit	Compensation	Corporate Governance and Nominating	Executive	Finance
Aneel Bhusri[1]			Co-Chair	Chair	
Andy D. Bryant[2]				●	
Reed E. Hundt	●	●		●	
Omar Ishrak		Chair			●
Risa Lavizzo-Mourey[3]			●		
Tsu-Jae King Liu	●				●
Gregory D. Smith	Chair				●
Robert ("Bob") H. Swan				●	
Andrew Wilson		●			Chair
Frank D. Yeary	●		Co-Chair		
Number of Committee Meetings Held in 2018	12	10	6	2	1

[1] *Lead Director.*
[2] *Chairman of the Board.*
[3] *It is expected that at the conclusion of the 2019 Annual Stockholders' Meeting, Dr. Lavizzo-Mourey will join the Compensation Committee.*

AUDIT COMMITTEE

- Assists the Board in its general oversight of our financial reporting, financial risk assessment, internal controls, and audit functions.

- Appoints and retains our independent registered public accounting firm, managing its compensation, and overseeing its work.

- Reviews and discusses with management our company's major financial, product security, and cybersecurity risk exposures and the steps management has taken to monitor and control such exposures.

- Receives periodic reports from the Global Director of Ethics and Legal Compliance on the operation and effectiveness of the company's corporate compliance program.

- Oversees compliance with our company's Code of Conduct.

During the past year, the Audit Committee's oversight focused on, among other things, key financial reporting matters, critical accounting estimates, ethical and legal compliance, and enterprise risk management, including cybersecurity and product security. The Board has determined that Mr. Yeary and Mr. Smith each qualifies as an "audit committee financial expert" under SEC rules and that each Audit Committee member is sufficiently proficient in reading and understanding the company's financial statements to serve on the Audit Committee. The responsibilities and activities of the Audit Committee are described in detail in "Report of the Audit Committee" in this proxy statement and the Audit Committee's charter.

COMPENSATION COMMITTEE

- Reviews and determines salaries, performance-based incentives, and other matters related to the compensation of our executive officers.

- Reviews and approves the performance measures and goals for our executive officers.

- Reviews and grants equity awards to our executive officers.

- Reviews and determines other compensation policies, handles many compensation-related matters, and makes recommendations to the Board and to management on employee compensation and benefit plans.

- Administers Intel's equity incentive plans.

- Reviews Intel's programs and practices related to executive workforce diversity and the administration of executive compensation programs in a non-discriminatory manner.

During the past year, the Compensation Committee's oversight focused on, among other things, compensation program strategy and design, CEO transition pay, human capital management, leadership development, and the impact of recent tax law changes on our pay practices. The Compensation Committee is responsible for determining compensation for Intel executives (including our CEO and our Chairman of the Board), while the Corporate Governance and Nominating Committee recommends to the full Board the compensation for non-employee directors. The Compensation Committee can designate one or more of its members to perform duties on its behalf, subject to reporting to or ratification by the Compensation Committee, and can delegate to other Board members, or an officer or officers of the company, the authority to review and grant stock-based compensation for employees who are not executive officers.

The Compensation Committee engaged Pay Governance as its independent executive compensation consultant in June 2018. Prior to that, it had retained Farient Advisors LLC (Farient). The consultant provides input, analysis, and advice about Intel's executive compensation philosophy, peer groups, pay positioning (by pay component and in total) relative to peer companies, compensation design, equity usage and allocation, and risk assessment under Intel's compensation programs. The consultant reports directly to the Compensation Committee and interacts with management at the committee's direction. Neither Farient nor Pay Governance performed work for Intel in 2018 except under its respective engagement by the Compensation Committee. The Compensation Committee made assessments of its compensation consultants under factors set forth in the SEC rules and concluded that each of Farient and Pay Governance was independent, and that the firms' work in 2018 for the Compensation Committee did not raise any conflicts of interest.

The CEO makes recommendations to the Compensation Committee on the base salary, annual incentive cash targets, and equity awards for all executive officers other than himself and the Chairman of the Board. These recommendations are based on his assessment of each executive officer's performance during the year and his review of compensation surveys, competitive market data, and criticality of each role. For more information on the responsibilities and activities of the Compensation Committee, including the processes for determining executive compensation, see "Compensation Discussion and Analysis," "Report of the Compensation Committee," and "Executive Compensation" in this proxy statement, and the Compensation Committee's charter (available at *www.intc.com/committees-charters*).

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

- Identifies, evaluates, and recruits individuals to become Board members.

- Reviews matters of corporate governance and corporate responsibility, such as environmental, sustainability, human capital, political contributions, and stakeholder issues, and periodically reports on these matters to the Board.

- Annually reviews and assesses the effectiveness of the Board's Corporate Governance Guidelines, recommends to the Board proposed revisions to the Guidelines and committee charters, and reviews the poison pill policy.

- Makes recommendations to the Board regarding the size and composition of the Board and its committees.

- Reviews stockholder proposals and recommends actions on such proposals.

- Advises the Board on compensation for our non-employee directors.

- Reviews and assesses our stockholder engagement process, and reviews stockholder feedback and works with the Board and management to address.

During the past year, the Corporate Governance and Nominating Committee's oversight focused on, among other things, board composition and disclosure, director recruitment, corporate political contributions, Intel's Corporate Responsibility Report and trends (including climate change, human capital and workplace, and human rights issues), and investor outreach and feedback. The Corporate Governance and Nominating Committee also establishes procedures for Board nominations and recommends candidates for election to the Board. Consideration of new Board candidates typically involves a series of internal discussions, review of candidate information, and interviews with selected candidates. Board members typically suggest candidates for nomination to the Board. In addition to candidates identified by Board members, the committee considers candidates proposed by stockholders and evaluates them using the same criteria. A stockholder who wishes to suggest a candidate for the committee's consideration should send the candidate's name and qualifications to our Corporate Secretary. The Corporate Secretary's contact information can be found in this proxy statement under the heading "Other Matters; Communicating with Us." During 2018, the Board retained and paid fees to a third-party search firm to assist the Corporate Governance and Nominating Committee in the processes of identifying and evaluating potential Board candidates, consistent with the committee's criteria.

In screening director candidates, regardless of whether they are identified by current Board members, stockholders, or third-party search firms, the committee considers the diversity of skills, experience, and background of the Board as a whole and, based on that analysis, determines whether it would strengthen the Board to add a director with a certain type of background, experience, personal characteristics, or skills. In particular, the committee considers factors such as independence; understanding of and experience in manufacturing, technology, finance, and marketing; senior leadership experience; international experience; mix of ages; and gender and ethnic diversity, which includes its commitment to actively seek women and minority candidates for the pool from which board candidates are chosen. In connection with this process, the committee also seeks input from Intel's head of Global Diversity and Inclusion.

EXECUTIVE COMMITTEE

- Exercises the authority of the Board between Board meetings, except as limited by applicable law.

FINANCE COMMITTEE

- Advises the Board on capital structure decisions, including the issuance and management of debt and equity securities, banking arrangements, including the investment of corporate cash, and management of the corporate debt structure.

- Reviews and approves finance and other cash-management transactions.

INVESTOR ENGAGEMENT

Our relationship with our stockholders is an important part of our company's success and we have a long tradition of engaging with our stockholders and obtaining their perspectives. During 2018, our integrated outreach team led by our Investor Relations group, Corporate Responsibility office, and the Corporate Secretary's office, met to discuss a wide variety of issues with investors representing an aggregate of at least 50% of our outstanding shares. We believe that our approach to engaging openly with our investors on topics such as financial issues, corporate governance, executive compensation, and corporate responsibility drives increased corporate accountability, improves decision making, and ultimately creates long-term value. We are committed to:

- **Accountability.** Drive and support leading corporate governance and board practices to ensure oversight, accountability, and good decision making.

- **Transparency.** Maintain high levels of transparency on a range of financial, governance, and corporate responsibility issues to build trust and sustain two-way dialogue that supports our business success.

- **Engagement.** Proactively engage with stockholders and stakeholder groups in dialogue on a range of topics to identify emerging trends and issues to inform our thinking and approach.

In addition to our regular integrated outreach team engagements, we hold a series of meetings every year with many of our institutional stockholders and with socially responsible investor groups. We pursue multiple avenues for stockholder engagement, including in-person and teleconference meetings with our stockholders, participating at various conferences, and issuing periodic reports on our activities. Through these activities, we discuss and receive input, provide additional information, and address questions on our corporate strategy, executive compensation programs, corporate governance, and other topics of interest to our stockholders, such as our corporate responsibility activities discussed above. These engagement efforts with our stockholders allow us to better understand our stockholders' priorities and perspectives, and provide us with useful input concerning our corporate strategy and our compensation and corporate governance practices.

The feedback we receive from stockholders and stakeholder groups through these activities is communicated to the Corporate Governance and Nominating Committee on a regular basis throughout the year, and to our full Board once a year. After careful review, our Corporate Governance and Nominating Committee recommends to the Board whether enhancements to our company's policies and practices are required to meet stockholder expectations relating to new issues or emerging trends.

Below is a summary of the feedback we received through our 2018 investor engagement program and how we responded.

	WHAT WE HEARD FROM INVESTORS	HOW WE RESPONDED
Board leadership structure	Current structure (executive chairman and independent lead director) works well	• Determined to maintain current structure • Extended Mr. Bryant's term to provide leadership continuity during CEO transition
Board diversity	Would like to see more disclosure around board diversity	• Separately broke out gender and ethnic diversity of our board members in this proxy statement
Environmental, Social, and Governance (ESG) matters	View our ESG disclosure as best-in-class, but we should consider enhancements in key focus areas for 2019: human capital and climate change risk	• Enhanced integration of ESG disclosure into our Form 10-K and proxy statement • Continued working on aligning human capital and climate risk disclosures with external frameworks
Executive compensation	Would like to see a long-term financial performance metric in our compensation program	• Added three-year EPS as a performance metric (along with total stockholder return (TSR)) for performance-based RSUs
Equity plans	Prefer a less frequent stockholder approval cycle for our plans	• Determined to submit equity plans to a stockholder vote triennially instead of biennially starting after this year
Stockholder special meetings	Current ownership threshold for calling a meeting may be too high in light of recent trends	• Proactively lowered threshold from 25% to 15%

COMMUNICATIONS FROM STOCKHOLDERS TO DIRECTORS

The Board recommends that stockholders initiate communications with the Board, the Chairman, or any Board committee by writing to our Corporate Secretary. You can find the address in the "Other Matters" section of this proxy statement. This process assists the Board in reviewing and responding to stockholder communications. The Board has instructed our Corporate Secretary to review correspondence directed to the Board and, at the Corporate Secretary's discretion, to forward items that she deems to be appropriate for the Board's consideration.

CORPORATE RESPONSIBILITY

Our commitment to corporate responsibility and sustainability—built on a strong foundation of transparency, governance, and ethics—creates value for Intel and our stockholders by helping us mitigate risks, reduce costs, build brand value, and identify new market opportunities. We set ambitious goals for our company and make strategic investments to advance progress in the areas of environmental sustainability, supply chain responsibility, diversity and inclusion, and social impact that benefit the environment and society. Through our technology, we enable more people to harness the power of data to help address society's most complex issues—from climate change and energy efficiency, to economic empowerment and human rights.

We established formal board-level oversight responsibility for corporate responsibility in 2003 and, since 2008, have linked a portion of employee and executive pay to corporate responsibility factors. A foundational element of our approach to corporate responsibility is our commitment to transparency. For more information on how our focus on corporate responsibility creates value for Intel and our stockholders, see the "Our Capital" section of this proxy statement and our most recent Corporate Responsibility Report.

OUR CAPITAL

In line with the International Integrated Reporting Council's six capitals concept, we have outlined how we deploy capital to execute our transformation strategy in ways that reflect our corporate values, delight our customers, and create value for our stockholders.

FINANCIAL CAPITAL

Our financial capital allocation strategy focuses on building stockholder value. We do this by first investing in ourselves and growing our capabilities. We then look to supplement and strengthen our capabilities through acquisitions and strategic investments. And finally, we provide the return realized by these investments to our stockholders.

CASH FROM OPERATING ACTIVITIES $B



- Capital Investment
- Free Cash Flow[1]

OUR FINANCIAL CAPITAL ALLOCATION DECISIONS ARE DRIVEN BY THREE PRIORITIES

INVEST IN THE BUSINESS

Our first priority is to invest in R&D and capital spending to strengthen our competitive position. We shifted our R&D focus as we transformed to a data-centric company, while efficiently maintaining our investment at approximately 20% of revenue. Our capital investment in logic (silicon wafer manufacturing of our platform products) and memory both increased in 2018 as we looked to improve supply of platform products and continued to ramp production capacity in our memory fab (Fab 68). We obtained customer prepayments of over $1.6 billion in 2018 and $1.1 billion in 2017, which helped to offset our investment in memory.

ACQUIRE AND INTEGRATE

Our second financial capital allocation priority is to invest in companies around the world that will complement our strategic objectives and stimulate growth of data-centric opportunities. We look for acquisitions that further leverage and strengthen our capital and R&D investments. In 2018, we completed various small acquisitions, while leveraging Altera and Movidius to partner with customers and expand the markets we serve. Mobileye achieved record revenue, various design wins, and announced the ability to retrofit existing vehicles to deliver full autonomy. Intel Capital investments also support our strategic objectives.

RETURN CASH TO STOCKHOLDERS

Our third financial capital allocation priority is to return cash to stockholders. We achieve this through our dividend and share repurchase programs. During 2018, we paid $5.5 billion in dividends and increased our quarterly cash dividends by 10% from 2017. We also repurchased $10.7 billion in shares, up from 2017, and have reduced the level of diluted shares outstanding over time.

	Dividends Per Share		Diluted Shares Outstanding (in Millions)
2018	$1.20		4,701
2017	$1.0775	7% CAGR	4,835
2016	$1.04		4,875

R&D AND CAPITAL INVESTMENTS $B



- R&D
- Logic
- Memory

ACQUISITIONS



- # of Acquisitions
- Total Spend $B

CASH TO STOCKHOLDERS $B



- Buyback
- Dividend

[1] See "Non-GAAP Financial Measures" in Appendix A.

INTELLECTUAL CAPITAL

RESEARCH AND DEVELOPMENT

Every year we make a significant investment in R&D, as it is a critical factor in achieving our strategic objectives to make the world's best semiconductors, lead the AI and autonomous revolution, and provide leading end-to-end platform solutions. Successful R&D efforts can lead to new products and technologies, or improvements to existing ones, which we seek to protect through our IP rights. We may augment our R&D initiatives by investing in or acquiring companies or entering into R&D agreements with other companies, as well as by directly purchasing or licensing technology.

We have increased our investments in R&D in each of the last five years and intensified our focus on key priorities in product technology while exiting non-core businesses, such as our divestiture of Wind River Systems, Inc. (Wind River) during 2018.

PRODUCT TECHNOLOGY

We are focusing our R&D activities on six areas of engineering to advance our product capabilities. Our goal is to improve user experiences and value at the pace of Moore's Law through advances in performance, power, cost, connectivity, security features, form factor, and other features with each new generation of products.

Process technology. While development of next-generation manufacturing processes remains a critical and fundamental area of research, we are also pursuing innovations in packaging technology to enable new approaches to chip design. In 2018, we announced a new 3D packaging technology called "Foveros" that allows for stacking of logic chips, enabling products where input/output (I/O), static random-access memory (SRAM), and power delivery circuits can be fabricated in a base die and high-performance logic "chiplets" can be stacked on top. Together with our Embedded Multi-die Interconnect Bridge (EMIB) technology, advanced packaging allows for new hybrid chip designs that can "mix and match" different technology IP blocks, which may be manufactured on different process nodes, into a single system-in-package, enabling new design flexibility and new device form factors.



"Foveros" 3D packaging technology

Architecture. We are designing products for four major computing architectures—scalar (CPU products), vector (graphics processing unit (GPU) products), matrix (AI accelerator products), and spatial (field-programmable gate array (FPGA) products)—as we move toward a model of providing multiple "xPU" compute platforms for a more diverse era of computing. In 2018, we announced "Sunny Cove," our next-generation CPU microarchitecture, with architectural extensions designed for special-purpose computing tasks such as AI and cryptography, among other features. We are also continuing development on our first discrete GPU.

Memory. With our Intel® 3D NAND and Intel® Optane™ technologies, we are developing products to disrupt the memory and storage hierarchy. We are shipping our Intel® Optane™ DC Persistent Memory, which combines memory-like performance with the larger capacity and persistence of storage, bringing more data closer to the CPU to help improve processing of big data sets like those used in AI and large databases. Our QLC 3D NAND technology allows users to move more data from hard disks to solid-state drives (SSDs), giving them faster access to their data.

Interconnect. We have a broad portfolio of interconnect solutions, ranging from silicon to the data center to wireless. Our silicon photonics technology integrates lasers into silicon to create high-speed optical connections that can help remove networking bottlenecks in the data center. We are driving the 5G transition by offering products that communications service providers use to transform their networks for 5G, as well as through development of 5G modems.

Security technologies. We have made significant investments in security technologies, and built-in security features are integrated into our design process and roadmap. In the first half of 2018, we created the Intel Product Assurance and Security Group to serve as a center for security research across our products and businesses, not only to address the security issues of today, but also to monitor the evolving threat landscape and seek to continuously improve our product security in the years ahead.

Software. Software plays a critical role in unlocking the performance potential of our hardware products. Our vision is to unify our software abstractions across all of our xPU platforms. We are developing a project called OneAPI to simplify programming for developers across our CPU, GPU, FPGA, AI and other accelerator products, providing a unified portfolio of developer tools for mapping software to the hardware that can best accelerate the code.

IP RIGHTS

We own and develop significant IP and related IP rights around the world that relate to our products, services, R&D, and other activities and assets. Our IP portfolio includes patents, copyrights, trade secrets, trademarks, maskwork, and other rights. We actively seek to protect our global IP rights and to deter unauthorized use of our IP and other assets. For a detailed discussion of our IP rights, see "Intellectual Property Rights and Licensing" in our 2018 Annual Report on Form 10-K.



MANUFACTURED CAPITAL

We are an integrated device manufacturer (IDM). Unlike many other semiconductor companies, we primarily design and manufacture our products in our own manufacturing facilities. We see our in-house manufacturing as one of our most critical forms of capital and an important advantage.

MANUFACTURING PROCESS TECHNOLOGY

We continue to develop new generations of manufacturing process technology as we seek to realize the benefits from Moore's Law, a law of economics predicted by Intel's co-founder Gordon Moore more than 50 years ago. Realizing Moore's Law results in economic benefits as we are able to either reduce a chip's cost as we shrink its size or increase functionality and performance of a chip while maintaining the same cost with higher density. This makes possible the innovation of new products with higher performance while balancing power efficiency, cost, and size to meet customers' needs.

As of the end of 2018, our platform products were manufactured on 300mm wafers, with the majority manufactured using our 14nm process node, and we are currently ramping our next-generation 10nm process node. We have lengthened our utilization of our 14nm process to meet an annual cadence of product introductions while developing 10nm process technology. Over the course of our 14nm process generation, we have achieved significant product performance improvement. We expect the same trend of utilizing a process node for multiple waves of products to continue as we ramp 10nm.

With our 10nm process technology, we are striving for an aggressive density improvement target, beyond the density scaling we delivered with 14nm. We have experienced challenges associated with 10nm development and implementation, and announced in 2018 that volume production on our 10nm products would be delayed from the second half of 2018 into 2019. We made good progress on improving 10nm yields in 2018, and we continue to expect volume client systems on retail shelves for the 2019 holiday season, with data center products to follow in 2020.

FACTORY NETWORK AND SUPPLY CHAIN

The map marks our manufacturing facilities and their primary functions, as well as the countries where we have a significant R&D or sales and marketing presence.

Approximately half of our wafer manufacturing is conducted within the U.S. We incur factory start-up costs as we ramp our facilities for new process technologies. We continued to ramp the 10nm process node in our Oregon and Israel locations and to expand our memory fab, Fab 68. Memory investments represented approximately 20% of total capital spending for 2018.



Arizona
14nm, 22nm
New Mexico
32nm, 45nm
Oregon
10nm,14nm, 22nm
Ireland
14nm
Israel
10nm, 22nm
Chengdu
Malaysia
Vietnam
Dalian Memory Fab
Intel ★
Worldwide
Headquarters
Santa Clara, California
Wafer Fabs
Assembly and Test
Intel Presence

Our manufacturing facilities are primarily used for silicon wafer manufacturing of our platform and memory products. These facilities are built following a "copy exactly" methodology, whereby new process technologies are transferred identically from a central development fab to each manufacturing facility. This enables fast ramp of the operation as well as better quality control. These wafer fabs operate in a network of manufacturing facilities integrated as one factory to provide the most flexible supply capacity, allowing us to better analyze our production costs and adapt to changes in capacity needs.

We use a multi-source strategy for our memory business to enable a robust and flexible supply chain. Throughout 2018, we increased the memory capacity in Fab 68, where we ramped 3D NAND production. In addition, we have a supplemental supply agreement with Micron Technology, Inc. (Micron), as well as capacity from our joint venture, IM Flash Technologies, LLC (IMFT) factory in Lehi, Utah. In January 2019, Micron called our interest in IMFT. The IMFT agreement provides for supply for up to one year after the close of the transaction.

We use third-party foundries to manufacture wafers for certain components and leverage subcontractors to augment capacity to perform assembly and test in addition to our in-house manufacturing, primarily for chipsets and adjacent products.



HUMAN CAPITAL

Given the highly technical nature of our business, our success depends on our ability to attract and retain talented and skilled employees to create the technology of the future and delight our customers. Our global workforce of 107,400 is highly educated, with approximately 85% of our people working in technical roles. We invest in creating a diverse, inclusive, and safe work environment where our employees can deliver their workplace best every day. This environment fosters a rich and powerful culture that allows us to make a profound impact on the world.

All employees are responsible for upholding the Intel Values, Intel Code of Conduct, and Intel Global Human Rights Principles, which form the foundation of our policies and practices. We also place value on providing a wide range of opportunities to support the ongoing career development of employees. For over a decade, we have tracked and publicly reported on key human capital metrics, including workforce demographics, diversity and inclusion data, turnover, and training data.

"In 2018, we met our U.S. diversity and inclusion goal—two years ahead of schedule. We are proud of our progress but not satisfied. We view diversity and inclusion as a business imperative that drives innovation and future growth. Every voice matters."

—Barbara Whye, Intel's Chief Diversity and Inclusion Officer and Vice President of Human Resources

DIVERSITY AND INCLUSION

Building an inclusive workforce, industry, and ecosystem is critical to helping us drive our business forward. We committed $300 million to advance diversity and inclusion in our workforce and in the technology industry, and met our goal to achieve full representation of women and underrepresented minorities in our U.S. workforce in 2018—two years ahead of schedule. We have a long-standing commitment to inclusive workplace policies. For example, to help ensure employee concerns are openly and transparently resolved, Intel does not seek arbitration of sexual harassment and other employment claims.



2018 EMPLOYEES BY REGION

- United States — 48%
- Asia Pacific — 29%
- Europe, Middle East, Africa — 20%
- Latin America and Canada — 3%

GROWTH AND DEVELOPMENT

We invest significant resources to develop the talent needed to keep the company at the forefront of innovation and make Intel an employer of choice. We deliver training annually and provide rotational assignment opportunities. During 2017 and 2018, we trained our managers in inclusive management practices. Over the past five years, our undesired voluntary turnover rate has been below 5%.

COMMUNICATION AND ENGAGEMENT

Our success depends on employees understanding how their work contributes to the company's overall strategy. We use a variety of channels to facilitate open and direct communication, including open forums with executives; quarterly Organizational Health Polls; and engagement through more than 30 different employee resource groups, including the Women at Intel Network, the Network of Intel African American Employees, the Intel Latino Network, and others.

COMPENSATION AND BENEFITS

We strive to provide pay, benefits, and services that help meet the varying needs of our employees. Our generous total rewards package includes market-competitive pay, broad-based stock grants and bonuses, a popular Employee Stock Purchase Plan, healthcare and retirement benefits, paid time off, flexible work schedules, sabbaticals, fertility assistance, and on-site services. For more than a decade, we've performed an annual compensation analysis in the U.S. to ensure pay equity by gender and race/ethnicity. In 2018, we began globalizing our analytics and recently announced that we've achieved gender pay equity globally.

HEALTH, SAFETY, AND WELLNESS

Our ultimate goal is to achieve zero serious injuries through continued investment in and focus on our core safety programs and injury-reduction initiatives. We provide access to a variety of innovative, flexible, and convenient employee health and wellness programs, including on-site health centers.

 # SOCIAL AND RELATIONSHIP CAPITAL

We are committed to operating with transparency, and through open and direct communication, we work to develop trusted relationships with all stakeholders, including employees, customers, suppliers, governments, and communities. We also empower our employees to give back to the communities where we operate and engage them in corporate responsibility and sustainability initiatives. Our commitment to stakeholder collaboration and investments in social impact initiatives, including support of the United Nations Sustainable Development Goals, has resulted in our reputation as a leading corporate citizen, which has created value for Intel in terms of social license to operate and a positive operating environment. Each year, we receive third-party recognitions for our corporate responsibility leadership and ethical business practices. In 2018, recognitions included the Fortune 2018 Change the World List, Ethisphere's World's Most Ethical Companies, and Forbes/Just Capital's America's Most "Just" Companies.

ECONOMIC IMPACT

The health of our company and local economies depend on continued investments in innovation. We provide high-skill, high-paying jobs at Intel sites around the world and also impact economies through our R&D ecosystem spending, sourcing activities, consumer spending by our employees, and tax revenue. Many of these are manufacturing and R&D jobs located in our own domestic and international factories. In addition, we make sizable capital investments and provide leadership in public-private partnerships to spur economic growth and innovation.

SOCIAL IMPACT

We are at the forefront of new technologies—such as AI, autonomous driving, and 5G wireless broadband—that are increasingly being used to empower individuals, companies, and governments around the world to solve major societal challenges. Simultaneously, we are empowering people through education and advancing social impact initiatives, helping us build trust with key external stakeholders and support the interests of our employees. Through the Intel® She Will Connect program, we have collaborated with global and local partners to empower millions of women and girls through technology skills training. Our employees actively share their expertise and skills through technology-related volunteer initiatives, and over the past 10 years have contributed more than 10 million hours of service in the communities where we operate. In celebration of our 50th anniversary, we set a goal to have 50,000 employees donate 1 million volunteer hours during 2018. We exceeded the goal with more than 68,000 employees contributing approximately 1.5 million hours.

SUPPLY CHAIN RESPONSIBILITY

Actively managing our supply chain creates business value for Intel and our customers by helping us reduce risks, improve product quality, achieve environmental and social goals, and raise the overall performance of our suppliers. Over the past five years, we have completed more than 500 supplier audits using the Responsible Business Alliance Code of Conduct standard and have expanded training and capacity-building programs with our suppliers. We actively collaborate with others and lead industry initiatives on key issues such as advancing responsible minerals sourcing, addressing risks of forced and bonded labor, and improving transparency around climate and water impacts in the global electronics supply chain. We also continue to work toward our goal of reaching $1 billion in annual spending with diverse-owned suppliers by 2020, and are investing in programs to create new career pathways into the technology industry.

 # NATURAL CAPITAL

Driving to the lowest environmental footprint possible helps us achieve efficiency, lower costs, and respond to the needs of our customers and community stakeholders. We invest in conservation projects and set company-wide environmental targets, seeking to drive reductions in greenhouse gas emissions, energy use, water use, and waste generation. We focus on building energy efficiency into our products to help our customers lower their own emissions and energy costs. We also collaborate with policymakers and other stakeholders to identify opportunities to apply technology to environmental challenges such as climate change and water conservation.

CLIMATE AND ENERGY

We focus on reducing our own direct climate "footprint" and over the past two decades have reduced our direct emissions and electricity generated emissions. We also continue to be one of the largest voluntary corporate purchasers of green power. Since 2012, we have invested more than $200 million in energy conservation projects in our global operations, resulting in cumulative savings of more than 4 billion kilowatt hours and cost savings of approximately $500 million through the end of 2018. We also focus on increasing our "handprint"—the ways in which Intel technologies can help others reduce their footprints—and collaborate on shaping public policy responses to climate change, both at the international level and in the countries and regions where we operate.

GREENER BUILDINGS

Our engineers have long incorporated green design standards and concepts into the new construction and renovation of our facilities. We continue to be on track to meet our goal to design all new buildings to a minimum Leadership in Energy and Environmental Design* (LEED*) Gold certification, and to date have achieved LEED certification for more than 17 million square feet, or approximately 26% of our total operational space. The Internet of Things is also expanding opportunities in the area of green buildings, including smart building energy management systems. Working with ecosystem partners, we are advancing solutions in this area, as well as incorporating these technologies into our own green building strategies. For example, one of our newest buildings, an office building in Bangalore, India that received LEED Platinum certification, is equipped with more than 9,000 sensors and has 50% lower energy demand compared to most traditional office buildings in the area.

WASTE MANAGEMENT AND RECYCLING

In each of the past five years, we have recycled more than 84% of the non-hazardous waste generated in our global operations and continue to work toward our 2020 goals of recycling 90% of our non-hazardous waste and sending zero hazardous waste to landfills. Our aim is to continue to invest in reducing the amount of waste we generate while increasing the amount recycled.

WATER STEWARDSHIP

Water is essential to the semiconductor manufacturing process. We use ultrapure water to remove impurities from our silicon wafers, and we use industrial and reclaimed water to run our manufacturing facility systems. Over the last two decades, our sustainable water management efforts and partnerships have enabled us to conserve billions of gallons of water and we return approximately 80% of our water back to our communities. In 2018, we continued to make progress toward our goal to restore 100% of our global water use by 2025 through funding collaborative community-based projects that will restore water in amounts equivalent to what our business consumes.

SUPPLIER ENVIRONMENTAL IMPACT

We also partner with our suppliers to manage their environmental impact, which in turn reduces our own environmental impact, lowers supply chain risk, and can decrease costs. In 2018, we again attained a Leadership "A" rating on Supplier Engagement from CDP (formerly, the Carbon Disclosure Project, which evaluates global companies on their environmental disclosure) for our work to encourage our suppliers to increase the level of transparency on their climate and water footprints.

STOCKHOLDER RETURN

Through attention to constant improvement, we strive for our capital to work together in a manner consistent with our focus on long-term value creation. Long-term total stockholder return provides one measure of value creation, though we also consider other indicators of success for our deployment of capital, such as diversity advancement for our human capital. The stock performance graph and table that follow compare the cumulative TSR on Intel's common stock with the cumulative total return of the Dow Jones U.S. Technology Index*, the Standard & Poor's 100 Stock Index (S&P 100 Index*), the Standard & Poor's 500 Stock Index (S&P 500 Index*), the Standard & Poor's 500 IT Stock Index (S&P 500 IT Index*), and the PHLX Semiconductor Sector Index (SOX Index*)[1] for the five years ended December 29, 2018. The cumulative returns shown on the graph are based on Intel's fiscal year.

**Comparison of Five-Year Cumulative Return for Intel,
the Dow Jones U.S. Technology Index, S&P 100 Index, S&P 500 Index, S&P 500 IT Index, and SOX Index**



Years Ended	Dec 28, 2013	Dec 27, 2014	Dec 26, 2015	Dec 31, 2016	Dec 30, 2017	Dec 29, 2018
Intel Corporation	$ 100	$ 151	$ 145	$ 156	$ 204	$ 211
Dow Jones U.S. Technology Index	$ 100	$ 123	$ 126	$ 143	$ 196	$ 193
S&P 100 Index	$ 100	$ 114	$ 117	$ 129	$ 157	$ 150
S&P 500 Index	$ 100	$ 116	$ 117	$ 130	$ 158	$ 150
S&P 500 IT Index	$ 100	$ 123	$ 128	$ 145	$ 201	$ 199
SOX Index	$ 100	$ 133	$ 131	$ 179	$ 252	$ 235

[1] *The graph and table assume that $100 was invested on the last day of trading for the fiscal year ended December 28, 2013 in Intel's common stock, the Dow Jones U.S. Technology Index, S&P 100 Index, S&P 500 Index, S&P 500 IT Index, and SOX Index, and that all dividends were reinvested. The Dow Jones U.S. Technology Index was presented as a comparison in the 2017 Form 10-K stock performance graph as a peer index. We have added three indices that we consider more representative than the Dow Jones U.S. Technology Index: the S&P 100 Index, which includes a more diversified group of companies across major industrial sectors; the S&P 500 IT Index, which represents large capitalization IT industry performance; and the SOX Index, which more precisely represents overall semiconductor industry performance.*

DIRECTOR COMPENSATION

The general policy of the Board is that compensation for non-employee directors should be a mix of cash and equity, with the majority of compensation provided in the form of equity. The Corporate Governance and Nominating Committee, consisting solely of independent directors, has the primary responsibility for reviewing director compensation and considering any changes in how we compensate our non-employee directors. The Board reviews the committee's recommendations and determines the amount of director compensation.

Intel's Legal department, our Corporate Secretary, and the Compensation and Benefits Group in the Human Resources department support the committee in recommending director compensation and creating director compensation programs. In addition, the committee can engage outside advisors, experts, and others to assist the committee. The director peer group is the same as the peer group considered by the Compensation Committee in setting executive compensation for 2018 and consisted of 15 technology companies and 10 companies in the S&P 100 Index, as described in detail below under "Compensation Discussion and Analysis; External Competitive Considerations for 2018." The committee targets cash and equity compensation at the median of the director peer group.

For 2018, annual compensation for non-employee directors consisted of the following elements:

Board Fees

Cash retainer[1]	$90,000
Variable performance-based restricted stock units, which we refer to as "outperformance" restricted stock units (OSUs)	Targeted value of approximately $110,000
Restricted stock units (RSUs)	Targeted value of approximately $110,000

Committee Fees[1]

Audit Committee chair	$30,000
Compensation Committee chair	$20,000
Corporate Governance and Nominating Committee chair	$20,000
Executive Committee chair	$10,000
Finance Committee chair	$15,000
Non-chair Audit Committee member	$15,000
Non-chair Compensation Committee member	$10,000

Lead Director Fee[1]

Additional cash retainer	$40,000

[1] *Paid on a quarterly basis.*

The Corporate Governance and Nominating Committee reviews director compensation on an annual basis, considering factors such as workload and market data. Intel does not pay its management directors for Board service in addition to their regular employee compensation. After his appointment as Chairman of the Board, Mr. Bryant has continued to participate in the compensation programs that apply to other executive officers, and his compensation is determined by the Board's Compensation Committee.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2018

The following table details the compensation of Intel's non-employee directors for the 2018 fiscal year.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2018 TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation[2] ($)	Total ($)
Charlene Barshefsky[3]	52,500	—	—	—	52,500
Aneel Bhusri[4]	—	369,300	—	—	369,300
Reed E. Hundt	115,000	221,000	—	5,000	341,000
Omar Ishrak	110,000	221,000	—	—	331,000
Risa Lavizzo-Mourey[5]	—	182,500	—	5,000	187,500
Tsu-Jae King Liu	105,000	221,000	—	5,000	331,000
David S. Pottruck[3]	55,000	221,000	—	5,000	281,000
Gregory D. Smith	131,250	221,000	—	2,000	354,250
Andrew Wilson	101,250	221,000	—	—	322,250
Frank D. Yeary[6]	125,000	221,000	—	—	346,000
David B. Yoffie[3,7]	95,000	221,000	47,000	5,000	368,000

1   Consists of OSUs and RSUs valued at grant date fair values (computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718). Grant date fair value of RSUs is calculated assuming a risk-free rate of return of 1.6% and a dividend yield of 2.4%. Grant date fair value of OSUs is calculated assuming volatility of 22.4%, risk-free rate of return of 2.3%, and a dividend yield of 2.5%. For additional information, see "Director Compensation; Equity Awards" below. Assumptions apply to all stock awards with the exception of those granted to Dr. Lavizzo-Mourey, who received awards in May 2018. She received prorated fees and stock awards to reflect a partial year of service. Those stock awards have the same vesting schedule as the annual awards granted to the other non-employee directors for 2018.

2   The Intel Foundation made matching charitable contributions on behalf of Mr. Hundt ($5,000), Dr. Lavizzo-Mourey ($5,000), Dr. Liu ($5,000), Mr. Pottruck ($5,000), Mr. Smith ($2,000), and Dr. Yoffie ($5,000). Directors' charitable contributions to schools and universities that meet the guidelines of Intel's employee charitable matching gift program are eligible for matching funds.

3   Because Mr. Pottruck and Dr. Yoffie retired from the Board in May 2018, all RSUs and OSUs granted to them in 2018 were canceled upon their retirement in accordance with their terms. Ambassador Barshefsky also retired from the Board in May 2018 and was not granted RSUs or OSUs in 2018.

4   Includes 3,150 RSUs granted to Mr. Bhusri in 2018 in lieu of his annual cash retainer for 2017. Mr. Bhusri's annual cash retainer, Lead Director fee, and committee chair/co-chair fees for 2018 were paid in the form of RSUs granted in 2019.

5   Stock awards granted to Dr. Lavizzo-Mourey consist of OSUs and RSUs valued at grant date fair values (computed in accordance with ASC Topic 718). Grant date fair value of RSUs is calculated assuming a risk-free rate of return of 2.4% and a dividend yield of 2.3%. Grant date fair value of OSUs is calculated assuming volatility of 23.8%, risk-free rate of return of 2.6%, and a dividend yield of 2.3%. Dr. Lavizzo-Mourey's annual cash retainer for 2018 was paid in the form of RSUs granted in 2019.

6   Mr. Yeary participated in the Cash Deferral Election, under which he elected to defer his cash compensation until his retirement from the Board.

7   Dr. Yoffie was the only director covered by the Board's retirement program, which ended in 1998. Dr. Yoffie was vested with the nine years he had served on the Board through that date. He will receive an annual benefit equal to the annual retainer fee in effect at the time of payment, to be paid beginning upon his departure from the Board. Payments will continue for nine years, or until his death, whichever is earlier. The amounts in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column in the Director Compensation for Fiscal Year 2018 table represent the net actuarial change in pension value accrued under this program. Assumptions used in determining these changes include an interest rate of 4.4%, current age, the RP2014 Mortality Tables, and an annual benefit amount of $90,000.

RSUs in Lieu of Fees. Under the "RSUs in Lieu of Cash Election" program, non-employee directors can elect to receive 100% of their cash compensation in the form of RSUs (but not less than 100%). RSUs elected in lieu of payments in cash generally have the same vesting terms as the annual RSU grant to directors. This election is made year by year, and must be made in the tax year before the compensation will be earned. Under this program, in January 2018, Mr. Bhusri was granted 3,150 RSUs in lieu of cash earned from January 1, 2017 to December 31, 2017.

Annual Equity Awards. Each non-employee director received annual grants of OSUs and RSUs with a combined target value on the grant date of approximately $220,000, with the exception of Dr. Lavizzo-Mourey, whose awards were each granted with a prorated combined market value on the grant date of approximately $183,300. The grant date fair value reported in the "Stock Awards" column in the Director Compensation for Fiscal Year 2018 table above differs from these amounts because of changes in the fair value of these awards between the date they were approved and the date they were granted. In addition, the fair value of an RSU for accounting purposes is discounted for present value of dividends that are not paid on RSUs prior to vesting.

Outperformance restricted stock units (OSUs) are variable performance-based restricted stock units. On January 30, 2018, Intel granted OSUs with a target amount of 2,102 shares to each non-employee director, with the exception of Dr. Lavizzo-Mourey, who was elected to the Board in March 2018. Dr. Lavizzo-Mourey was granted OSUs with a target amount of 1,422 shares on May 1, 2018. The grant date fair value of each director OSU grant was $106,600, with the exception of OSU grants to Dr. Lavizzo-Mourey, which had a grant date fair value of $93,400. Director OSUs granted in 2018 (including to Dr. Lavizzo-Mourey) vest in full on the 37-month anniversary of February 1, 2018 if the director is still serving at that time. In the event that a director both retires from the Board (at a time when he or she is either age 72 or older or has at least seven years of service on the Board) before the vesting date, and was re-elected to the Board at the next annual stockholders' meeting following the grant of the OSUs, he or she will be able to retain the unvested awards; otherwise, if a director ceases to be a director before the next annual stockholders' meeting, he or she will forfeit the unvested awards. The number of shares of Intel common stock that a director receives from this grant will range from 0% to 200% of the target amount, subject to the same performance payout conditions that are applicable to OSUs granted to our listed officers, as discussed below under "Compensation Discussion and Analysis; OSU Awards." Directors will not receive dividend equivalents on unvested OSUs granted in 2018.

Restricted stock units (RSUs) generally vest in equal annual installments over a three-year period from the grant date. On January 30, 2018, Intel granted each non-employee director 2,431 RSUs, with the exception of Dr. Lavizzo-Mourey, who was granted 1,778 shares on May 1, 2018. All director RSUs granted in 2018 (including to Dr. Lavizzo-Mourey) vest in equal annual installments over a three-year period beginning January 30, 2018. The grant date fair value of each director RSU grant was $114,400, with the exception of the RSU grant to Dr. Lavizzo-Mourey, which had a grant date fair value of $89,100. All RSU shares are payable upon retirement from the Board if a director is 72 years old or has at least seven years of service on the Board, provided that he or she was re-elected to the Board at the next annual stockholders' meeting following the grant of the RSUs. Directors do not receive dividend equivalents on unvested RSUs.

2019 Changes. Beginning in 2019, the Board changed the annual equity grants to non-employee directors to align with the market and eliminated the grant of OSUs while maintaining the total target value of the equity grants (approximately $220,000). Pay Governance assisted the Corporate Governance and Nominating Committee's review of the directors' 2019 compensation and provided benchmarking data in support of the changes made by the Board. Annual equity grants are now in the form of 100% RSUs, and the grant and vesting of the RSUs align with the intended service on the Board, from election at the annual stockholders' meeting to the date that is the earlier of the one-year anniversary of the grant date or the date immediately prior to the next annual stockholders' meeting. Upon retirement following the grant date, the director will be able to retain the unvested awards. Directors will not receive dividend equivalents on unvested RSUs.

Deferred Compensation Program. This program allows non-employee directors to defer their cash and equity compensation. Under the cash deferral program, directors may defer up to 100% of their cash compensation and receive an investment return on the deferred funds as if the funds were invested in Intel common stock. Participants receive credit for reinvestment of dividends under this cash deferral program. Plan participants must elect irrevocably to receive the deferred funds either in a lump sum or in equal annual installments over five or 10 years, and to begin receiving distributions either at retirement or at a future date not less than 24 months from the election date. This deferred cash compensation is an unsecured obligation for Intel.

The equity deferral program allows directors to defer the settlement of their vested RSUs and OSUs until termination of service. Directors can elect to defer only RSUs, only OSUs, or both, but the election must be all-or-nothing with respect to the type of equity award, applying to all RSUs, all OSUs, or all equity awards granted during the year, as applicable. Directors do not receive dividends on deferred RSUs and OSUs except the terms of OSUs granted prior to 2017 generally provide that directors receive dividend equivalents on the final shares earned and vested, payable upon vesting in the form of additional shares. If a director elected to defer his or her OSUs granted prior to 2017, the settlement of these dividend equivalent shares will also be deferred along with the vested OSU shares, but further dividends are not earned or payable on any shares during the deferral period between vesting and settlement.

OUTSTANDING EQUITY AWARDS FOR DIRECTORS

The following table provides information on the outstanding equity awards held at fiscal year-end 2018 by the non-employee directors who served during fiscal 2018, with OSUs shown at their target amount. Market value is determined by multiplying the number of shares by the closing price of Intel common stock on Nasdaq on the last trading day of the fiscal year.

OUTSTANDING EQUITY AWARDS FOR DIRECTORS AT FISCAL YEAR-END 2018 TABLE

| Name | STOCK UNITS | | | |
	Unvested RSUs[1] (#)	Market Value of Unvested RSUs[2] ($)	Unvested OSUs[1,3] (#)	Market Value of Unvested OSUs[2,3] ($)
Charlene Barshefsky[4]	—	—	5,155	255,900
Aneel Bhusri	11,422	534,000	7,257	354,200
Reed E. Hundt	5,644	263,900	7,257	354,200
Omar Ishrak	4,120	192,600	4,799	224,400
Risa Lavizzo-Mourey	1,778	83,100	1,422	66,500
Tsu-Jae King Liu	4,942	231,000	5,990	286,700
David S. Pottruck[4]	—	—	5,155	255,900
Gregory D. Smith	1,556	72,700	—	—
Andrew Wilson	3,629	169,700	3,634	169,900
Frank D. Yeary	5,644	263,900	7,257	354,200
David B. Yoffie[4]	—	—	5,155	255,900

[1] Vested but deferred awards are excluded from this column. Awards in this column may vest and become payable, or may be retained by the director, upon the director's retirement from the Board, depending on the director's age or length of service.

[2] The market value of vested but deferred awards is excluded from this column.

[3] On February 25, 2019, 14,852 shares vested with respect to the 2016 OSU grant with an actual value of $53.24 per share of Intel common stock on the payout date (directors other than Dr. Ishrak, Dr. Lavizzo-Mourey, Mr. Smith, and Mr. Wilson received payouts of the 2016 OSU grant).

[4] Ambassador Barshefsky, Mr. Pottruck, and Mr. Yoffie left the Board in May 2018. RSUs and OSUs granted to them prior to 2018 became vested under applicable retirement vesting terms, but the OSUs included in this table, with the exception of the OSUs granted in 2016 that settled in February 2019, have not yet been settled and remain outstanding, as the applicable performance periods for calculating the final OSU payouts have not yet ended.

Non-Employee Director Stock Ownership Guidelines. Intel's stock ownership guidelines state that each non-employee director must acquire and hold at least 15,000 shares of Intel common stock within five years of joining the Board. After each succeeding five years of Board service, they must own an additional 5,000 shares (for example, 20,000 shares after 10 years of service). Unvested OSUs and unvested RSUs do not count toward this requirement. Deferred OSUs and RSUs count toward this requirement once they vest. As of December 29, 2018, each non-employee director nominee had met these ownership guidelines or still had time to do so.

Equipment. Intel provides each non-employee director a laptop computer for personal use and offers each director the use of other equipment employing Intel® technology.

Travel Expenses. Intel does not pay meeting fees. We reimburse our directors for their travel and related expenses in connection with attending Board meetings and Board-related activities, such as Intel site visits and sponsored events, as well as continuing education programs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board's Audit Committee is responsible for review, approval, or ratification of "related-person transactions" involving Intel or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director since the beginning of the previous fiscal year, or a greater than 5% beneficial owner of the company at the time of the applicable transaction, and their immediate family members. Intel has adopted written policies and procedures that apply to any transaction or series of transactions in which the company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest.

The Audit Committee has determined that, barring additional facts or circumstances, a related person does not have a direct or indirect material interest in the following categories of transactions:

- any transaction with another company for which a related person's only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% of that company's shares, if the amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenue;

- any charitable contribution, grant, or endowment by Intel or the Intel Foundation to a charitable organization, foundation, or university for which a related person's only relationship is as an employee (other than an executive officer) or a director, if the amount involved does not exceed the lesser of $1 million or 2% of the charitable organization's total annual receipts, or any matching contribution, grant, or endowment by the Intel Foundation;

- compensation to executive officers determined by the Compensation Committee;

- compensation to directors determined by the Board;

- transactions in which all security holders receive proportional benefits; and

- banking-related services involving a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar service.

Intel personnel in the Legal and Finance departments review transactions involving related persons that are not included in one of the preceding categories. If they determine that a related person could have a significant interest in such a transaction, the transaction is forwarded to the Audit Committee for review. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion. The Audit Committee reviews all material facts related to the transaction and takes into account, among other factors it deems appropriate, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; the extent of the related person's interest in the transaction; and, if applicable, the availability of other sources of comparable products or services.

Since the beginning of 2018, there were no related-person transactions under the relevant standards.

CODE OF CONDUCT

Our Code of Conduct applies to our directors with respect to their Intel-related activities, as well as to our executive officers and all other employees. We expect our directors, executives, and other employees to avoid any activity that is or has the appearance of being a conflict of interest with Intel. This includes not engaging in activities that compete with or are adverse to Intel, or that interfere with the proper performance of duties or responsibilities to Intel, and not using confidential company information, company assets, or their position at Intel for personal gain in violation of our policy.

Directors and executive officers must inform us of any situation that may be perceived as a conflict of interest with Intel, and the Board oversees the resolution of any potential conflicts. The Board oversees resolution of any conflict or apparent conflict involving a director or executive officer, and may enlist the Legal Department to determine whether a conflict exists, and if so, how to resolve it. Any waivers of these conflict rules with regard to a director or an executive officer require the prior approval of the Board. Our Code of Conduct is our code-of-ethics document. Our Code of Conduct is posted on our website at *www.intel.com*. We intend to disclose future amendments to certain portions of the Code of Conduct or waivers of such provisions granted to executive officers and directors on our website within four business days following the date of such amendment or waiver.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents the beneficial ownership of our common stock by beneficial owners of more than 5% of our common stock, each of our directors and listed officers, and all of our directors and executive officers as a group. This information is as of March 3, 2019, except as otherwise indicated in the notes to the table. Amounts reported under "Number of Shares of Common Stock Beneficially Owned as of March 3, 2019" include the number of shares subject to RSUs and stock options that become exercisable or vest within 60 days of such date (which are shown in the columns to the right). Our listed officers are the five current and former executive officers identified below in the "Compensation Discussion and Analysis" section of this proxy statement.

Except as otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment power with respect to the securities listed.

Stockholder	Number of Shares of Common Stock Beneficially Owned as of March 3, 2019	Percent of Class	Number of Shares Subject to Options Exercisable as of March 3, 2019 or Which Become Exercisable Within 60 Days of This Date	Number of RSUs That Vest Within 60 Days of March 3, 2019
The Vanguard Group, Inc.	364,198,708[1]	7.97		
BlackRock, Inc.	301,601,975[2]	6.60		
Directors and Listed Officers				
Andy D. Bryant, Chairman of the Board	459,767[3]	**	—	13,928
Brian M. Krzanich, Former Chief Executive Officer	253,590[4]	**	—	—
Robert H. Swan, Chief Executive Officer (Prior Interim CEO and Executive Vice President, CFO)	158,549[5]	**	—	12,345
Venkata Renduchintala, Group President, Technology, Systems Architecture & Client Group, and Chief Engineering Officer	123,565	**	—	8,721
Steven R. Rodgers, Executive Vice President and General Counsel	92,025	**	—	18,715
Navin Shenoy, Executive Vice President and General Manager, Data Center Group	76,718	**	—	26,291
Frank D. Yeary, Director	73,631[6]	**	—	2,613
Reed E. Hundt, Director	57,013	**	—	2,613
Aneel Bhusri, Director	27,121[7]	**	—	—
Tsu-Jae King Liu, Director	5,408	**	—	—
Omar Ishrak, Director	2,935	**	—	—
Gregory D. Smith, Director	2,910[8]	**	—	—
Andrew Wilson, Director	2,009[9]	**	—	—
Risa Lavizzo-Mourey, Director	593	**	—	—
All directors and executive officers as a group (14 individuals)	**1,096,112[10]**	**	—	**90,918**

** *Less than 1%*

1. *As of December 31, 2018, based on information set forth in a Schedule 13G filed with the SEC on February 13, 2019 by The Vanguard Group (Vanguard). Vanguard's business address is 100 Vanguard Blvd., Malvern, PA 19355. Represents (i) 357,948,017 shares for which Vanguard has sole dispositive power, (ii) 6,250,691 shares for which Vanguard has shared dispositive power, (iii) 5,322,821 shares for which Vanguard has sole voting power, and (iv) 1,037,619 shares for which Vanguard has shared voting power.*

2. *As of December 31, 2018, based on information set forth in a Schedule 13G/A filed with the SEC on February 4, 2019 by BlackRock, Inc. (BlackRock). BlackRock's business address is 55 East 52nd St., New York, NY 10055. Represents (i) 301,601,975 shares for which BlackRock has sole dispositive power, (ii) no shares for which BlackRock has shared dispositive power, (iii) 257,074,836 shares for which BlackRock has sole voting power, and (iv) no shares for which BlackRock has shared voting power.*

3. *Includes 1,148 shares held jointly with Mr. Bryant's spouse for which Mr. Bryant shares voting and investment power.*

4. *Represents Mr. Krzanich's holdings, including the number of shares subject to RSUs and stock options that became exercisable or vested within 60 days, as of June 20, 2018, his last date of employment.*

5. *Includes 3,364 shares held in family trust for which Mr. Swan shares voting and investment power.*

6. *Includes 52,548 shares held in family trust for which Mr. Yeary shares voting and investment power.*

[7] Includes 19,999 deferred but vested RSUs held by Mr. Bhusri.

[8] Includes 410 shares held in a revocable trust by Mr. Smith's spouse. Also includes 811 deferred but vested RSUs held by Mr. Smith.

[9] Includes 811 deferred but vested RSUs held by Mr. Wilson.

[10] Excludes Mr. Krzanich as he ceased to be an executive officer as of June 20, 2018. Includes Mr. Todd Underwood, who was an executive officer as of March 3, 2019.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee evaluates the selection of independent auditors each year and has selected Ernst & Young LLP (Ernst & Young) as our independent registered public accounting firm for the current year. Ernst & Young has served in this role since Intel was incorporated in 1968. Representatives of Ernst & Young attended all meetings of the Audit Committee in 2018 except those meetings specifically related to litigation and subject to attorney-client privilege.

Independence of Ernst & Young. The Audit Committee concluded that many factors contribute to the continued support of Ernst & Young's independence, such as the oversight of the Public Company Accounting Oversight Board (PCAOB) through the establishment of audit, quality, ethics, and independence standards in addition to conducting audit inspections; the mandating of reports on internal control over financial reporting; PCAOB requirements for audit partner rotation; and limitations imposed by regulation and by the Audit Committee on non-audit services provided by Ernst & Young. The Audit Committee has established, and monitors, limits on the amount of non-audit services that Intel may obtain from Ernst & Young. Under the auditor independence rules, Ernst & Young reviews its independence each year and delivers to the Audit Committee a letter addressing matters prescribed under those rules.

Regular Rotation of Primary Engagement Partner. In accordance with applicable rules on partner rotation, Ernst & Young's primary engagement partner for our audit was changed in 2015, while Ernst & Young's concurring/reviewing partner for our audit was most recently changed in 2019. The Audit Committee is involved in considering the selection of Ernst & Young's primary engagement partner when there is a rotation.

Pre-Approval Policies. The Audit Committee pre-approves and reviews audit and non-audit services performed by Ernst & Young as well as the fees charged by Ernst & Young for such services. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence.

Factors Considered in Deciding to Re-Engage Ernst & Young. The Audit Committee considers a number of factors in deciding whether to re-engage Ernst & Young as the independent registered public accounting firm, including the length of time the firm has served in this role and an assessment of the firm's professional qualifications and resources. In this regard, the Audit Committee considered that Intel requires global, standardized, and well-coordinated services, not only for audit purposes, but for other non-audit services items, including statutory audits and various regulatory certification items, such as valuation support, IT consulting, and payroll services. Many of these services are provided to Intel by other multinational audit and accounting firms. A change in our independent auditor would require us to replace one or more of the multinational service providers that perform non-audit services for Intel and could significantly disrupt our business due to loss of cumulative knowledge in the service providers' areas of expertise.

Why We Are Asking Stockholders to Ratify Our Selection of Ernst & Young. As a matter of good corporate governance, the Board submits the selection of the independent audit firm to our stockholders for ratification. If the selection of Ernst & Young is not ratified by a majority of the shares of common stock present or represented during the annual meeting and entitled to vote on the matter, the Audit Committee will review its future selection of an independent registered public accounting firm in light of that vote result. Even if the selection is ratified, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time during the year if the committee determines that such change would be appropriate.

Ernst & Young Expected to Attend Annual Meeting. We expect that a representative of Ernst & Young will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

For additional information concerning the Audit Committee and its activities with Ernst & Young, see "Corporate Governance" and "Report of the Audit Committee" in this proxy statement.

ERNST & YOUNG LLP'S FEES FOR 2018 AND 2017

The following table shows the fees billed by Ernst & Young for audit and other services provided for fiscal years 2018 and 2017. All figures are net of value-added tax and other similar taxes assessed by non-U.S. jurisdictions on the amount billed by Ernst & Young. All of the services reflected in the following fee table were approved in conformity with the Audit Committee's pre-approval process, as described in the "Report of the Audit Committee" in this proxy statement.

	2018 Fees ($)	2017 Fees ($)
Audit Services	16,470,000	26,059,000
Audit-Related Services	1,016,000	1,031,000
Tax Services	1,798,000	1,944,000
All Other Services	90,000	90,000
Total	19,374,000	29,124,000

Audit Services. This category includes Ernst & Young's audit of our annual financial statements and internal control over financial reporting, review of financial statements included in our Form 10-Q quarterly reports, and services that are typically provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes statutory audits required by non-U.S. jurisdictions; consultation and advice on new accounting pronouncements, and technical advice on various accounting matters related to the consolidated financial statements or statutory financial statements that are required to be filed by non-U.S. jurisdictions; comfort letters; and consents issued in connection with SEC filings or private placement documents.

Audit-Related Services. This category consists of assurance and related services provided by Ernst & Young that are reasonably related to the performance of the audit or review of our financial statements, and are not included in the fees reported in the table above under "Audit Services." The services for the fees disclosed under this category primarily include audits of Intel employee benefit plans.

Tax Services. This category consists of tax services provided with respect to tax consulting, tax compliance, tax audit assistance, tax planning, expatriate tax services, and transfer pricing.

All Other Services. This category consists of any permitted services provided by Ernst & Young that are not included in the category descriptions defined above under "Audit Services," "Audit-Related Services," or "Tax Services" and includes other regulatory requirements such as Conflict Minerals reporting.



RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote "FOR" the ratification of the selection of Ernst & Young as our independent registered public accounting firm for 2019.

REPORT OF THE AUDIT COMMITTEE

During 2018, four non-management directors comprised the Audit Committee. The Board determined that each member of the Audit Committee is independent under the Nasdaq listing standards. The Audit Committee operates under a written charter adopted by the Board. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of Intel's financial reporting, internal controls, and audit functions.

Management Responsibilities. Management is responsible for the preparation, presentation, and integrity of Intel's financial statements; accounting and financial reporting principles; internal controls; and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations, and the company's ethical standards. Intel has a full-time Internal Audit department that reports to the Audit Committee and to management. This department is responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of Intel's system of internal controls related to, for example, the reliability and integrity of Intel's financial information and the safeguarding of Intel's assets.

Independent Auditor Responsibilities. Ernst & Young LLP, Intel's independent registered public accounting firm, is responsible for performing an independent audit of Intel's consolidated financial statements in accordance with generally accepted auditing standards and expressing an opinion on the effectiveness of Intel's internal control over financial reporting. In accordance with applicable law, the Audit Committee has ultimate authority and responsibility for selecting, compensating, evaluating, and, when appropriate, replacing Intel's independent audit firm, and evaluates its independence. The Audit Committee has the authority to engage its own outside advisors, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisors hired by management.

Committee Responsibilities. Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent audit firm; nor can the Audit Committee certify that the independent audit firm is "independent" under applicable rules. The Audit Committee serves a Board-level oversight role in which it provides advice, counsel, and direction to management and to the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee members in business, financial, and accounting matters.

Committee Oversight of Financial Reporting. The Audit Committee's agenda for the year includes reviewing Intel's financial statements, internal control over financial reporting, and audit and other matters. The Audit Committee meets each quarter with Ernst & Young, Intel's Chief Audit Executive, and management to review Intel's interim financial results before the publication of Intel's quarterly earnings news releases. Management's and the independent audit firm's presentations to, and discussions with, the Audit Committee cover various topics and events that may have significant financial impact or are the subject of discussions between management and the independent audit firm. The Audit Committee reviews and discusses with management and the Chief Audit Executive Intel's major financial risk exposures and the steps that management has taken to monitor and control such exposures. In accordance with applicable law, the Audit Committee is responsible for establishing procedures for the receipt, retention, and treatment of complaints received by Intel regarding accounting, internal accounting controls, or auditing matters, including confidential, anonymous submissions by Intel's employees, received through established procedures, of any concerns regarding questionable accounting or auditing matters.

Committee Oversight of Internal Auditor and Independent Audit Firm. Among other matters, the Audit Committee monitors the activities and performance of Intel's internal auditors and independent registered public accounting firm, including the audit scope, external audit fees, auditor independence matters, and the extent to which the independent audit firm can be retained to perform non-audit services.

In accordance with Audit Committee policy and legal requirements, the Audit Committee pre-approves all services to be provided by Ernst & Young. Pre-approval includes audit services, audit-related services, tax services, and other services. In some cases, the full Audit Committee provides pre-approval for as long as a year related to a particular category of service, or a particular defined scope of work subject to a specific budget. In other cases, the Audit Committee has delegated authority to its chair to pre-approve additional services, and the chair then communicates such pre-approvals to the full Audit Committee. The Audit Committee is responsible for overseeing the fee negotiations associated with the retention of our independent audit firm. The Audit Committee believes that the continued retention of Ernst & Young as our independent audit firm is in the best interests of our stockholders.

Committee Oversight of Internal Control Over Financial Reporting. The Audit Committee has reviewed and discussed with management, our management's assessment of and report on the effectiveness of Intel's internal control over financial reporting as of December 29, 2018, which it made based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). The Audit Committee also has reviewed and discussed with Ernst & Young its review and report on Intel's internal control over financial reporting. Intel published these reports in its Annual Report on Form 10-K for the year ended December 29, 2018, which Intel filed with the SEC on February 1, 2019.

Required Committee Discussions and Communications. The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2018 with management and Ernst & Young, and management represented to the Audit Committee that Intel's audited financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). In addition, the Audit Committee has discussed with Ernst & Young, and Ernst & Young represented that its presentations to the Audit Committee included, the matters required to be discussed with the independent registered public accounting firm by applicable PCAOB rules regarding "Communication with Audit Committees." This review included a discussion with management of the quality, not merely the acceptability, of Intel's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Intel's financial statements, including the disclosures related to critical accounting estimates. Intel's independent audit firm has provided the Audit Committee with the written disclosures and the letter required by the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with the independent audit firm and management that firm's independence.

Recommendation. In reliance on these reviews and discussions, and the reports of Ernst & Young, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in Intel's Annual Report on Form 10-K for the year ended December 29, 2018.

Audit Committee
Greg Smith, Chairman
Frank D. Yeary
Reed E. Hundt
Tsu-Jae King Liu

PROPOSAL 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION OF OUR LISTED OFFICERS

We are asking stockholders to approve, on an advisory basis, the compensation of Intel's listed officers disclosed in "Compensation Discussion and Analysis," the Summary Compensation Table, and the related compensation tables, notes, and narrative in this proxy statement.

As a matter of good corporate governance, in 2009 Intel voluntarily began to provide stockholders with an advisory "say on pay" vote on executive compensation. Beginning in 2011, Section 14A of the Securities Exchange Act of 1934, as amended, made this practice mandatory for U.S. public companies. In addition, at Intel's 2017 Annual Stockholders' Meeting, a majority of our stockholders voted in favor of holding an advisory vote to approve the executive compensation of our listed officers every year. The Board considered these voting results and decided to adopt (and maintain) a policy providing for an annual advisory stockholder vote to approve our executive compensation. We are therefore holding this year's advisory vote in accordance with that policy and pursuant to U.S. securities laws and regulations.

Intel's compensation programs are designed to support its business goals and promote short- and long-term profitable growth of the company. Intel's equity plans are intended to align compensation with the long-term interests of our stockholders. We urge stockholders to read the "Compensation Discussion and Analysis" section of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. We also encourage you to review the Summary Compensation Table and other related compensation tables and narratives, which provide detailed information on the compensation of our listed officers. The Board and the Compensation Committee believe that the policies and procedures described and explained in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our listed officers reported in this proxy statement has supported and contributed to the company's recent and long-term success.

Although this advisory vote to approve the executive compensation of our listed officers is non-binding, the Compensation Committee will carefully assess the voting results. The "Compensation Discussion and Analysis" in this proxy statement discusses our stockholder engagement efforts over the past year and reflects our commitment to consult directly with stockholders to better understand any significant views expressed in the context of matters voted upon at our annual stockholders' meetings.

Unless the Board modifies its policy on the frequency of holding "say on pay" advisory votes, the next "say on pay" advisory vote will occur at the 2020 Annual Stockholders' Meeting.



RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote "FOR" approval of the executive compensation of Intel's listed officers on an advisory basis.

COMPENSATION DISCUSSION AND ANALYSIS

2018 LISTED OFFICERS

Robert ("Bob") H. Swan
Chief Executive Officer (effective January 30, 2019)
(Interim Chief Executive Officer and Executive Vice President, Chief Financial Officer)

Steven R. Rodgers
Executive Vice President
General Counsel

Dr. Venkata S.M. ("Murthy") Renduchintala
Executive Vice President
Group President, Technology, Systems Architecture and Client Group, and Chief Engineering Officer

Navin Shenoy
Executive Vice President
General Manager, Data Center Group

Brian M. Krzanich
Former Chief Executive Officer

This section of the proxy statement explains how the Compensation Committee of the Board of Directors oversees our executive compensation programs and discusses the compensation earned by Intel's listed officers, as presented in the tables below under "Executive Compensation."

This Compensation Discussion and Analysis is composed of four sections:

- **Executive Summary**—Highlights of compensation for our listed officers;

- **Investor Engagement and the 2018 "Say on Pay" Vote**—A discussion of the 2018 "say on pay" results;

- **2018 Compensation of Our Listed Officers**—Details on our executive compensation programs and the individual compensation of our listed officers; and

- **Other Aspects of Our Executive Compensation Programs**—A discussion of our compensation framework, our use of peer group data, and other policies and processes related to our executive compensation programs.

The roles of our 2018 listed officers have changed since the beginning of 2018. On June 20, 2018, Brian M. Krzanich resigned as Chief Executive Officer (CEO) of Intel and a member of the Board of Directors. Our Board of Directors on the same day appointed Chief Financial Officer (CFO) Robert H. Swan interim CEO. In May 2018, Steven R. Rodgers was appointed an executive officer of Intel. On January 30, 2019, our Board of Directors appointed Mr. Swan Intel's CEO.

Detailed compensation tables that quantify and further explain our listed officers' compensation follow this Compensation Discussion and Analysis.

EXECUTIVE SUMMARY

2018 was a year of challenges, transition, and ultimately great financial success for Intel, as demonstrated by the achievement of our revenue growth, operating income growth, and EPS growth goals for the year. During the second half of 2018, we began a leadership transition with the promotion of Mr. Swan to the interim CEO role, and he and our leadership team continued our strategic transformation. Mr. Swan led Intel through a successful year in 2018, and on January 30, 2019 was appointed our permanent CEO and a member of the Board of Directors.

LISTED OFFICER PAY OVERVIEW

Intel's executive compensation programs are designed to complement and implement our growth strategy. The table below shows our pay elements and the purposes they serve:

PURPOSE	PAY ELEMENT			
	BASE PAY	SHORT-TERM CASH INCENTIVES (ANNUAL AND QUARTERLY)	LONG-TERM EQUITY AWARDS (PSU AND RSU)	BENEFITS
Motivating and rewarding performance that builds value for stockholders		●	●	
Providing total compensation designed to attract and retain the best talent in the industry	●	●	●	●
Maintaining competitive compensation and benefits to support our executives, allowing them to maximize attention and optimize time in pursuit of building stockholder value	●			●
Incentivizing executives to drive business performance over both the short and long term		●	●	
Paying fairly and equitably irrespective of gender and race	●	●	●	●

Our executive compensation programs continue to be tied to the company's financial performance, support our commitment to good compensation governance, and provide market-based opportunities to attract, retain, and motivate our executives in an intensely competitive market for qualified talent.

BUSINESS PERFORMANCE AND PAY

2018 was another record year for Intel and shows we have made progress on our strategy to transform from a PC-centric company to a data-centric company. We achieved record revenue and earnings per share (EPS) in 2018, driven by strong business performance, continued operating leverage, and a lower tax rate. Revenue from our data-centric businesses collectively increased by double digits. Our PC-centric business grew above our expectations and continued to be a source of profit, cash flow, scale, and intellectual property (IP). While we have had delays in implementing our 10 nanometer (nm) manufacturing process technology, we have continued to innovate in our 14nm products, introducing leadership products that deliver more value to our customers. We've expanded beyond PC and server businesses with significant growth in adjacent products, and gained share in an expanded $300 billion TAM[1]. Our employees are executing to our strategy by developing compelling technology and delivering innovative products to our customers, enabling strong financial growth.



Results shown below are our reported GAAP results except as noted.

	2018	2017	Change
Revenue	$70.8 billion	$62.8 billion	13%
Gross Margin	61.7%	62.3%	down 0.6 pts
Operating Income	$23.3 billion	$18.1 billion	29%
Adjusted Net Income[2]	$20.8 billion	$15.0 billion	38%
Earnings Per Share	$4.48	$1.99	126%

2018 VS. 2017

In 2018, revenue was a record high of $70.8 billion, up $8.1 billion, or 13%, from 2017. The increase in revenue was primarily driven by strong performance across our data-centric businesses, which collectively grew 18% year over year and made up nearly half of our total revenue in 2018. Our recently acquired Mobileye business had revenue of $698 million. Our PC-centric business grew 9%, above our expectations, due to PC TAM[1] growth and demand for our leadership products. The increase in 2018 revenue was partially offset by the loss of revenue from businesses that were divested, specifically $534 million from the divestiture of the

[1] Source: Intel calculated 2022 Total Addressable Market (TAM) and PC TAM derived from industry analyst reports.
[2] See "Non-GAAP Financial Measures" in Appendix A.

Intel Security Group (ISecG) and approximately $165 million from the divestiture of Wind River. Operating income and diluted EPS were both up from 2017. For key highlights of the results of our operations, see "A Year in Review" within the Proxy Statement Highlights. We adjusted net income to exclude the one-time charge related to Tax Reform for purposes of incentive compensation, as we believe it facilitates a better evaluation of our current operating performance against prior periods and our peers.

PAY-FOR-PERFORMANCE

Our executive compensation programs are structured to provide strong pay-for-performance alignment and reflect our strong 2018 performance:

- The annual incentive cash payout under the executive officers' 2014 Annual Performance Bonus Plan (Executive Incentive Cash Plan), based on the financial and operational performance for 2018, resulted in a corporate average payout of 107% of the annual incentive cash target for most of the listed officers and 118% of target for Mr. Shenoy, who oversees the Data Center Group (DCG) and is subject to the DCG business unit goals.

- The quarterly incentive cash payout under the company-wide quarterly cash incentive program, based on Intel's 2018 quarterly profitability, resulted in 26.8 days of compensation for each of our executive officers in 2018.

- Under the 2015 program granting performance-based restricted stock units (referred to as "OSUs" or "outperformance stock units" and beginning in 2019, referred to as "PSUs" or "performance stock units"), which was based on the company's three-year TSR relative to the median three-year TSR of our 15-company technology peer group, the 2015 OSU grants resulted in a 2018 payout of 113.5% of target and, together with dividend equivalents accrued on the shares that were earned over the 37-month vesting period, were settled at 121.9% of target. Intel's three-year TSR was 46.6%, whereas the median three-year TSR of our 15-company technology peer group was 43.2%.

Pay Governance determined that there was a strong alignment between our CEOs' three-year realizable pay and our TSR relative to peers as indicated in the chart below. Specifically, for the 2016-2018 period, our CEOs' three-year realizable pay was at the 44th percentile of our peer group and our three-year TSR (+14% annualized) was at the 51st percentile.



CEO REALIZABLE PAY RANK VS. 3-YEAR ANNUALIZED TSR PERFORMANCE RANK
(AS OF 12/31/18)

CEO TARGET PERFORMANCE AND INCENTIVE PAY MIX[1]

93% at risk pay

- Equity Awards
- Base Salary
- Non-Equity Incentive Compensation

[1] Does not include Mr. Swan's (i) $1,000,000 third installment of his 2016 sign-on award, (ii) $1,500,000 cash bonus award for 2018 performance as interim CEO, (iii) "Change in Pension Value and Non-Qualified Deferred Compensation Earnings," and (iv) "All Other Compensation" as reported in the Summary Compensation Table on page 79.

CEO TRANSITION

In June 2018, Mr. Krzanich resigned from the company as CEO and as a member of the Board. The Board then appointed Mr. Swan, our CFO at the time, as interim CEO and CFO. In January 2019, the Board appointed Mr. Swan as our CEO and appointed Todd M. Underwood as our interim CFO. The following is a summary of the compensation decisions in connection with the CEO transition.

Mr. Krzanich

In connection with his resignation, Mr. Krzanich did not receive any severance benefits and forfeited a total of 58,372 RSUs (18,281 of these RSUs were from his 2017 grant and 40,091 of these RSUs were from his 2018 grant), and the Compensation Committee determined that Mr. Krzanich would receive no annual incentive cash payout for 2018 under the Executive Incentive Cash Plan. Mr. Krzanich was retirement eligible (since May 2009) at the time of his resignation under the pre-existing terms of our equity plan and applicable equity grant agreements and, as a result, vesting of certain of Mr. Krzanich's outstanding equity awards, which consisted of 87,430 RSUs and 668,274 OSU shares, accelerated pursuant to the pre-existing terms and conditions of our equity plan and his grant agreements. For his OSU shares, Mr. Krzanich remained eligible to receive a payout based on actual performance of the applicable performance goals at the end of the respective performance period. Payout may range from 0% to 200% of the target amount.

Mr. Swan

Interim CEO Compensation. Mr. Swan was appointed interim CEO in June 2018. In connection with his appointment and to bring his compensation in line with his position, in August 2018, the committee granted Mr. Swan a special equity award with a target aggregate value of approximately $3,270,000, allocated approximately 50% in the form of time-based RSUs and 50% in the form of OSUs. The RSUs vest quarterly over a three-year period from the grant date, and the OSUs vest in February 2021 based on Intel's relative TSR performance from June 20, 2018 to February 1, 2021, the performance period for the OSUs. This equity award includes special provisions in the event of Mr. Swan's termination of employment by the company without cause or by him for good reason. In January 2019, the committee also determined to award Mr. Swan an additional $1,500,000 cash bonus in recognition of his leadership and performance in 2018.

In connection with his continued role as interim CEO through January 29, 2019, the committee approved in January 2019 the grant of an additional special equity award with a target aggregate value of approximately $1,200,000, allocated approximately 50% in the form of time-based RSUs and 50% in the form of performance stock units (PSUs). The RSUs vest quarterly over a three-year period from the grant date, and the PSUs vest in January 2022 based on Intel's EPS and relative TSR performance during the three-year performance period. This equity award includes special provisions in the event of Mr. Swan's termination of employment by the company without cause or by him for good reason. The cash bonus of $1,500,000 awarded for 2018 performance and equity award granted in 2018 and 2019 also were intended to normalize his compensation opportunity with compensation that would have been provided to a sitting CEO.

CEO Compensation. In January 2019, the Board appointed Mr. Swan as our CEO effective as of January 30, 2019, and adjusted his annual compensation opportunity to be competitive with compensation opportunities of the CEOs in our peer group. His base salary increased to $1,250,000, and he will be eligible for an annual incentive cash bonus with a target amount of $3,437,500 under the Executive Incentive Cash Plan and a quarterly incentive cash bonus under Intel's broad-based quarterly bonus program. He received a grant of annual equity awards with a target aggregate grant date value of approximately $15,500,000, composed of approximately 80% PSUs and 20% time-based RSUs, by value. The PSUs will vest in January 2022 based on Intel's earnings per share and relative TSR performance during the three-year performance period, and the RSUs will vest quarterly over a three-year period from the grant date.

In addition to the annual equity grant described above, Mr. Swan was granted certain strategic growth equity awards in connection with his appointment as CEO that are all at-risk pay. These included performance-based stock units (Promotional PSUs) with a target amount of 450,000 shares, which will be earned based on the appreciation of Intel's closing stock price over a five-year period following the grant date. The maximum number of Intel shares that may be earned under such Promotional PSUs is 900,000 shares. In addition, Mr. Swan was granted a performance-based stock option to purchase 1,800,000 Intel shares, which will vest annually over a four-year period from the grant date. The option will become exercisable only if, during the five-year period following the grant date, Intel's closing stock price trades at 30% or more above the closing stock price on the grant date for 30 consecutive trading days. If this performance vesting term is not achieved by the fifth anniversary of the grant date, the option will expire and be canceled.

He received an additional grant of performance-based stock units with a target grant date value of approximately $13,000,000 (Cash Incentive-Related PSUs). On each of the second and third anniversaries of the grant date, subject to Mr. Swan's continued employment with Intel through the applicable date, 50% of the target number of such Cash Incentive-Related PSUs will vest, subject to an adjustment up or down of up to 25% of the target shares based on Intel's average corporate plan multiplier under the Executive Incentive Cash Plan over the two- or three-year vesting period, as applicable. However, the payout for these PSUs will be zero if the average corporate plan multiplier is below 50%. If Mr. Swan's employment is terminated by the company without cause or by him for good reason, all of the then-unvested Cash Incentive-Related PSUs will vest.

2019 Special Performance-Based Equity Awards

In March 2019, the committee approved special performance-based equity awards to Dr. Renduchintala and Mr. Shenoy. They each received a grant of performance-based restricted stock units (Performance PSUs) for a target amount of 150,000 shares and performance-based stock options to purchase 600,000 shares (Performance Options). The terms of these awards are substantially similar to the terms of Mr. Swan's Promotional PSUs and performance-based stock options detailed above.

These special performance-based equity awards serve to both align the incentive opportunities of our key leaders and Mr. Swan to further promote stockholders' long-term interests and retain the executives during this period of transformation. The Board and our CEO are focused on keeping the leadership team in place, highly engaged and motivated, and continuing Intel's significant achievements and success. The Board and our CEO recognize the current highly competitive market for strong leadership talent and endeavor to retain top talent to further contribute to stockholder value creation. The Performance PSUs will be earned based on the appreciation of Intel's closing stock price over the same five-year period as Mr. Swan's Promotional PSUs. The maximum number of Intel shares that may be earned under such Performance PSUs is 300,000 for each of Dr. Renduchintala and Mr. Shenoy. The Performance Options will vest annually over a substantially similar four-year period as Mr. Swan's performance-based stock option. The Performance Options will become exercisable only if, during the same five-year period as Mr. Swan's option, Intel's closing stock price trades at 30% or more above the closing stock price on the date Mr. Swan's options were granted for 30 consecutive trading days. If this performance vesting term is not achieved by the same fifth anniversary as Mr. Swan's option, the Performance Options will expire and be canceled. The Performance PSUs and Performance Options are at-risk pay.

2019 COMPENSATION PROGRAM CHANGES

The Compensation Committee approved changes to our executive compensation programs for 2019 in late 2018 and early 2019 in response to stockholder feedback, to strengthen our pay-for-performance linkage, and provide better alignment with technology industry practices.

- **Peer Group**. Our 2018 compensation peer group consisted of technology and S&P 100 companies. The new 2019 peer group has been modified to focus exclusively on technology companies, as we primarily compete for talent with other technology companies.

- **PSU Performance Metric**. EPS has been added as a second performance metric to our PSU program in addition to relative TSR as measured against the median three-year TSR of the S&P 500 IT index. The addition of EPS as a metric directly ties the PSUs to Intel's financial performance, creates greater line of sight for our executives, diversifies the incentive metrics to create balanced motivation, and reinforces long-term alignment with stockholders.

- **PSU Retirement Provision**. Beginning in 2019, the retirement provision for PSUs, which previously provided for full acceleration of vesting upon retirement, have been revised to provide for pro-rated vesting at retirement for new employees. For existing employees, a minimum of one year of service during the PSU performance period is required for full vesting; otherwise pro-rated vesting applies. These changes provide better alignment with technology peer practices and increased retention of key talent.

- **Executive Incentive Cash Plan Death, Disability, and Retirement Provisions**. Beginning in 2019, provisions related to death, disability, and retirement were established under the Executive Incentive Cash Plan that mirror the provisions under the broad-based annual incentive cash program, except the committee retains discretion in each instance to reduce the payment amount. These changes provide better alignment with technology peer practices.

INVESTOR ENGAGEMENT AND THE 2018 "SAY ON PAY" VOTE

In 2018, we received over 94% support for our "say on pay" vote, similar to the prior year. We have a robust year-round stockholder engagement program, which is discussed above in detail in the "Investor Engagement" section of this proxy statement. In the first quarter of each year (including in 2018), our outreach occurs prior to the distribution of our annual proxy statement materials and is focused on executive compensation, stockholder proxy statement proposals, and corporate governance topics. Based on such discussions with stockholders, we believe that stockholders' "say on pay" support in 2018 was primarily the result of our efforts to hold executive officers accountable for business results and reward them for consistently strong corporate performance and creation of value for our stockholders. The Board believes that our 2018 "say on pay" results and the positive input received through our engagement efforts are an affirmation of the structural soundness of our executive compensation programs. During the last several months of 2018, and prior to the date of this proxy statement in 2019, we pursued multiple avenues for additional investor engagement, including in-person and teleconference meetings with our stockholders. There were no significant changes to the structure of our executive compensation programs for 2018 (consistent with our strong 2018 "say on pay" results), but in response to our stockholder feedback, we made some changes to our programs for 2019 as described above.

2018 COMPENSATION OF OUR LISTED OFFICERS

PERFORMANCE AND INCENTIVE PAY FOR 2018

The principal elements of our pay-for-performance philosophy include a competitive pay positioning strategy, a heavy emphasis on incentive-driven pay, and goals that are appropriately aligned with our business strategy (in terms of both selection and attainability), as evidenced by the following program components.

- The competition for executive talent in the technology sector is significant. While the technology talent market has been very competitive for a number of years, our transformation to a data-centric company has resulted in new sources of competition for talent. In addition to continuing to compete for talent against other successful, established technology companies, we increasingly compete with a wide range of smaller, high-growth companies focused on emerging technologies. The

Compensation Committee believes that a competitive total compensation target is critical to attract, retain, and reward the executive talent crucial to driving value for stockholders. To that end, total compensation is designed to be competitive with a peer group of companies all vying for the top technical talent in the world. Adjustments to each individual's pay position take into account our desire to compensate our executive officers based upon performance, while fairly balancing internal and external pay equity considerations among executive roles.

- Total direct compensation opportunities are designed so that the substantial majority of executive pay is variable or "at risk," based primarily on specific financial metrics or stock price performance over the long term.

- To further align our executive officers' interests with those of our stockholders, the committee has structured compensation so that the proportion of variable cash and equity-based pay increases with higher levels of responsibility.

- By using financial and stock price measures such as net income growth and TSR, our incentive plans provide a clear and quantifiable link to the creation of long-term stockholder value.

- To further link the long-term interests of management and stockholders, Intel has established stock ownership guidelines that specify a number of shares that executive officers must accumulate and hold.

ELEMENTS OF COMPENSATION

The following highlights the elements of our executive compensation programs:

Equity. The majority of compensation for Intel's listed officers, approximately two-thirds, is delivered in the form of stock-based compensation, designed to create long-term alignment with our stockholders. This is primarily in the form of OSUs that vest based on Intel's TSR as measured against the S&P 500 IT Index over a three-year period, driving a focus on delivering a superior return for stockholders. The remainder is in the form of time-based RSUs, which are effective at facilitating stock ownership and retention. Additionally, listed officers are subject to robust stock ownership requirements that further reinforce alignment with stockholders over the long term.

Cash. The next largest portion of a listed officer's compensation is the annual incentive cash payout under the Executive Incentive Cash Plan, which is based on a combination of annual company-wide financial goals, company and business unit performance relative to operational goals, and individual performance. The alignment of annual financial and operational goals incentivizes the achievement of results that should ultimately drive stockholder value creation, and further enhances the link between pay and performance for our listed officers and other executives. The remaining components of our listed officers' total direct compensation consists of a competitive base salary and quarterly incentive cash payout under the company-wide quarterly incentive cash program, which is based on company-wide financial performance.

Benefits. In addition to the elements of total direct compensation (salary, quarterly and annual incentive cash payments, and long-term stock-based compensation), we provide a competitive benefits package that includes health care, retirement benefits, financial planning, life insurance, and other programs that are designed to allow executives to maximize time and attention on activities designed to increase stockholder value.

We believe that the sum of these components provides highly motivational incentives that link the pay of our executive officers to the performance of our company and enables Intel to attract and retain the very best talent in a highly competitive market.

CEO COMPENSATION MIX

Our executive compensation programs are periodically refined so that they support Intel's business goals and promote both near- and long-term profitable growth of the company. As illustrated here, approximately 93% of targeted total direct compensation for Mr. Swan, our then-interim CEO, in 2018 was "at risk," consisting of approximately 80% equity and 13% incentive cash. Only 7% of his compensation, in the form of base salary, was fixed, ensuring a strong link between his targeted total direct compensation and business results.

CEO TARGET PERFORMANCE AND INCENTIVE PAY MIX[1]



[1] Does not include (i) the $1,000,000 third installment of his 2016 sign-on award, (ii) the $1,500,000 cash bonus award for 2018 performance as interim CEO, (iii) "Change in Pension Value and Non-Qualified Deferred Compensation Earnings," and (iv) "All Other Compensation" as reported in the Summary Compensation Table on page 79.

LISTED OFFICERS' 2018 ACTUAL TOTAL DIRECT COMPENSATION MIX

The majority of executive compensation for our listed officers is delivered through programs that link pay realized by executives with financial and operational results, and with TSR. Variable cash compensation payouts under our Executive Incentive Cash Plan were based on measures of absolute and relative financial performance, company performance relative to operational goals, and individual performance.

The bar chart below shows the components of 2018 total direct compensation for each listed officer, as a percentage of the total. For most of our listed officers, this is composed of: base salary; actual quarterly and annual incentive cash payments; and RSUs and target OSUs granted in the year.

TOTAL DIRECT COMPENSATION CHART—LISTED OFFICERS



[1] Excludes Mr. Swan's third installment of 2016 sign-on bonus and $1.5 million cash bonus payment for 2018 performance as interim CEO.
[2] Mr. Krzanich resigned in June 2018.

OTHER ELEMENTS OF PAY FOR 2018

Our listed officers' compensation for 2018 reflects a number of event-driven compensation arrangements. For Mr. Swan, a portion of his 2018 compensation was comprised of the third installment of his new-hire sign-on cash awards originally awarded in part to offset compensation forgone when he separated from his prior employer to join Intel in 2016. Additionally, Mr. Swan's 2018 compensation includes a cash bonus award in recognition of his leadership and performance in 2018. Mr. Rodgers' 2018 compensation includes a special equity award to reflect his increased responsibilities in 2018 overseeing Human Resources and China.

2018 INCENTIVE COMPENSATION PAYOUTS

INCENTIVE CASH COMPENSATION

The corporate average payout percentage under the annual incentive cash plan for 2018 was 107% of the annual incentive cash target, compared to 116% in 2017. For 2018 and 2017, the Compensation Committee decided to use net income, as adjusted for the one-time tax impacts from the recognition of provisional estimates associated with the December 22, 2017 enactment of the U.S. Tax Cuts and Jobs Act (Tax Reform), for purposes of facilitating a better comparison of our 2018 and 2017 operating performance to that of prior years. Intel's adjusted net income was up from the previous year, and was supported by strong performance under the operational measures. The link between our financial performance and the listed officers' annual incentive cash payouts under the Executive Incentive Cash Plan is illustrated in the following chart, which shows how the average annual incentive cash payments have varied based on Intel's net income, and for 2018 and 2017 adjusted net income, results. For 2018, average annual incentive cash payments declined, primarily due to Mr. Krzanich not receiving any 2018 annual incentive cash payment.

NET INCOME PERFORMANCE VS. INCENTIVE CASH PAY



Net Income in Millions — Listed Officer Average Annual Incentive Cash Payout in Millions

[1] *Adjusted net income was used for 2018 and 2017.*

The chart above also shows our GAAP net income results for each year, except with respect to fiscal 2018 and 2017 results, which are adjusted net income and exclude the one-time tax impacts from Tax Reform. See the reconciliation of this non-GAAP measure to the comparable GAAP measure in Appendix A of this proxy statement.

INCENTIVE EQUITY COMPENSATION

For the January 2015 through January 2018 performance period, OSUs vested at 113.5%, reflecting that Intel's TSR was 3.4 percentage points above the peer group median TSR over the performance period. The total payout, including dividend equivalents accrued on earned shares, was 121.9% of target. These payouts are reported in the Stock Option Exercises and Stock Vested in Fiscal Year 2018 table on page 83.

ALIGNMENT OF PRINCIPAL ELEMENTS OF PAY-FOR-PERFORMANCE

In 2018, the Compensation Committee requested that Pay Governance, the Compensation Committee's independent consultant, assess the alignment between our CEOs' compensation outcomes and long-term performance for our stockholders. Pay Governance used a "realizable" pay-for-performance alignment model and used the 2018 peer group that was in effect at the time. This realizable pay model used Mr. Krzanich's 2016 and 2017 pay, and Mr. Swan's 2018 pay, over the most recently disclosed three-year period (2016-2018). Realizable pay reflects the actual operating and stock price performance for the companies, using future estimates of performance share payouts. Thus, Pay Governance believes that realizable pay is a better metric for evaluating stockholder alignment than using the pay opportunity values that are shown in the Summary Compensation Table and other tables set forth later in the proxy statement. The peer group assessment for comparability requires the use of the most recent proxy statements available.

Pay Governance defines "realizable pay" and "performance" as follows:

PAY COMPONENT	REALIZABLE PAY AND PERFORMANCE
Base salary	Actual paid in most recent three-year period disclosed
Annual Bonus	Actual paid in most recent three-year period disclosed
Performance Shares	Value of all shares granted and earned during most recent three-year period disclosed; if not yet earned, use estimated payouts disclosed in proxy, otherwise assume target; valued at 12/31/18 (stock price of $46.93 for Intel)
Stock Options/Stock Appreciation Rights	Gains (intrinsic value) on all options granted during most recent three-year period disclosed; valued at 12/31/18
Restricted Stock/RSUs	Value of all shares granted during most recent three-year period disclosed; valued at 12/31/18
Performance	Three-year TSR as of 12/31/18

As indicated by the chart below, Pay Governance determined that there was a strong alignment between our CEOs' three-year realizable pay and our company's TSR relative to peers. Specifically, for the 2016-2018 period, our CEOs' three-year realizable pay was at the 44th percentile of our peer group and our three-year TSR (>14% annualized) was at the 51st percentile. Overall, Pay Governance concluded that our executive compensation program facilitates and demonstrates alignment between pay and performance compared to our peers. The Compensation Committee developed the performance-based structure of our new CEO's pay program to optimize the alignment of future realizable pay with performance.

CEO REALIZABLE PAY RANK VS. 3-YEAR ANNUALIZED TSR PERFORMANCE RANK
(AS OF 12/31/18)



INTEL'S EXECUTIVE COMPENSATION BEST PRACTICES

Intel has long employed a number of practices that reflect the company's executive compensation philosophy:

WHAT WE DO	WHAT WE DON'T DO
• We have performance-based compensation that uses a variety of performance measures and performance periods	• No change in control compensation arrangements or excise tax gross-ups
• We have a substantial majority of executive pay at risk, based on a mix of absolute and relative financial and stock price performance metrics	• No tax gross-ups for executive officers (except for business expenses such as relocation and housing costs)
• We have robust stock ownership guidelines for all executive officers	• No hedging or pledging of Intel stock by executives or directors
• We have a claw-back policy that applies to our annual incentive cash plan and equity incentive plan	• No special retirement plans exclusively for executive officers
• We conduct an annual say-on-pay vote and a triennial vote on our equity compensation plan	• No liberal share recycling under the equity incentive plan
• We impose limits on maximum incentive payouts	• No repricing or exchange of underwater options without stockholder approval

Our strong governance practices extend beyond our executive compensation program. With respect to our company-wide compensation and human capital management practices, we focus on an inclusive culture and fair pay. We also perform an annual compensation review to assess whether the programs' provisions and operation create undesired or unintentional material risk.

2018 CASH COMPENSATION

In January of each year, as part of the Compensation Committee's regular annual compensation planning, the committee conducts a robust review of external market data, individual and company performance, and management recommendations and makes adjustments to compensation accordingly. In connection with that review, the committee made the following cash compensation changes for 2018, for each listed officer, as well as the target and actual annual incentive cash payments for 2018. In recognition of their individual achievements in 2018 and their strong leadership during the CEO transition, the Compensation Committee determined to apply a 20% individual performance-based adjustment to the annual incentive cash performance results for each of our listed officers other than Mr. Krzanich. These changes are summarized in the tables that follow.

Mr. Swan. The committee decided to increase Mr. Swan's base salary by 6% to $898,450 and to increase Mr. Swan's annual incentive cash target by 8% to $1,617,000 in January 2018 in connection with his role as CFO of Intel. The committee determined that this adjustment was appropriate because of the critical role that Mr. Swan plays in developing and implementing Intel's business strategy and helping to drive the company's financial performance. Mr. Swan did not receive a subsequent increase in his base salary to reflect his role as interim CEO. Mr. Swan's actual annual incentive cash payment for 2018 was $2,075,400 as a result of strong corporate financial performance and a 20% individual performance-based adjustment. Mr. Swan also received an additional cash bonus payout of $1,500,000 in recognition of his outstanding leadership and performance during his tenure as interim CEO in 2018 while also serving as our CFO. Mr. Swan also received a cash payout of $1,000,000 in 2018, the third installment of his sign-on award, made to him in part to offset compensation forgone when he separated from his prior employer to join Intel in 2016.

Mr. Rodgers. In May 2018, Mr. Rodgers was appointed an executive officer. At the time of his promotion, Mr. Rodgers' base salary was $800,000 and his annual incentive cash target was $1,440,000. His actual annual incentive cash payment for 2018 was $1,848,000 as a result of strong corporate financial performance and a 20% individual performance-based adjustment.

Dr. Renduchintala. The committee increased Dr. Renduchintala's base salary by 6% to $1,008,378 and increased his annual incentive cash target by 6% to $2,353,000 in January 2018. Dr. Renduchintala's actual annual incentive cash payment for 2018 was $3,019,600, up 17%, as a result of strong corporate financial performance and a 20% individual performance-based adjustment.

Mr. Shenoy. The committee increased Mr. Shenoy's base salary by 6% to $792,750 and his annual incentive target was increased by 6% to $1,308,000 in January 2018. Mr. Shenoy's actual incentive cash payment for 2018 was $1,857,400, reflecting the growth in our DCG business, strong corporate financial performance, and a 20% individual performance-based adjustment.

Mr. Krzanich. The committee increased Mr. Krzanich's base salary by 5% to $1,450,000 and increased his annual incentive cash target by 7% to $3,837,000 in January 2018. The committee determined that these adjustments were appropriate in light of Mr. Krzanich's exceptional individual performance throughout 2017 and after a review of relevant market data. In connection with Mr. Krzanich's resignation, the committee determined that he would not receive an annual incentive cash payment under the Executive Incentive Cash Plan for 2018.

BASE SALARY

The table below shows the ending annualized base salary for our listed officers for 2018, as compared with 2017, with the exception of Mr. Rodgers, who was not a listed officer in 2017.

Name	2018 Base Salary ($)	2017 Base Salary ($)	% Change 2018 vs. 2017
Robert H. Swan	898,450	850,000	6%
Steven R. Rodgers	800,000	n/a	n/a
Venkata Renduchintala	1,008,378	954,000	6%
Navin Shenoy	792,750	750,000	6%
Brian M. Krzanich	1,450,000	1,380,000	5%

ANNUAL INCENTIVE CASH

The table below shows the ending target annual incentive for our listed officers under our Executive Incentive Cash Plan in 2018, as compared with 2017, with the exception of Mr. Rodgers, who was not a listed officer in 2017.

Name	2018 Annual Incentive Cash Target Amount ($)	2017 Annual Incentive Cash Target Amount ($)	% Change 2018 vs. 2017
Robert H. Swan	1,617,000	1,500,200	8%
Steven R. Rodgers	1,440,000	n/a	n/a
Venkata Renduchintala	2,353,000	2,226,100	6%
Navin Shenoy	1,308,000	1,237,500	6%
Brian M. Krzanich	3,837,000	3,600,100	7%

After the end of the year, the incentive cash target amount is multiplied by the annual incentive cash payout percentage, which is based on a weighted average of three corporate performance components: an absolute financial component (25% weighting), a relative financial component (25% weighting), and an operational performance component (50% weighting). The Compensation Committee assigned a 50% weighting to operational performance because it views operational excellence and technological leadership as ultimately driving superior financial performance.

The table below details each component, describes the factors affecting 2018 payouts, and illustrates the calculation of the annual incentive cash payout for 2018.

COMPONENT	MEASURES	PURPOSE	2018 CALCULATION	COMPARISON TO 2017	2018 RESULTS
Absolute Financial Performance (25% Weighting)	Reflects year-over-year growth of Intel's net income or adjusted net income	Rewards executive officers for sustained performance	2018 adjusted net income (in millions) divided by 2017 adjusted net income (in millions) $20,759/ = $15,045	Intel's 2018 adjusted net income was 38% higher than in 2017, resulting in a score of 138% for this component, whereas Intel's 2017 adjusted net income was 46% higher than the prior year	138%
Relative Financial Performance (25% Weighting)	Reflects Intel's year-over-year net income or adjusted net income growth compared with the net income or adjusted net income growth of technology peer companies	Rewards executive officers for how well Intel's year-over-year net income or adjusted net income growth performs compared with the broader technology market	2018 Intel adjusted net income growth divided by 2018 peer group average adjusted net income growth 138%/ = 128%	2018 relative adjusted net income growth was a decrease compared with the 2017 relative score of 122%	108%
Operational Performance (50% Weighting)	Reflects specific operational goals that the committee approves for each business unit	Rewards executive officers for achieving meaningful measures of performance based on performance in key areas by driving focus and accountability at each of the 10 business unit levels	Corporate-level and administrative group employees, including each of our listed officers other than Mr. Shenoy, are paid based on average of 10 business units' scores, subject to any adjustment for performance against corporate-level diversity and inclusion goal (focused on hiring and retaining diverse talent—not achieved) Mr. Shenoy's payout is based on results of Data Center Group, which he led in 2018	2018 average corporate score on operational goals was lower than the 2017 average corporate score of 97% 2018 DCG score on operational goals increased compared with the 2017 DCG operational score of 83%	Corporate Average: 91% DCG: 113%
Payout Results	Corporate Average Payout (as a percentage of target): (138% x 25%) + (108% x 25%) + (91% x 50%) = **107%** Data Center Group Payout (as a percentage of target): (138% x 25%) + (108% x 25%) + (113% x 50%) = **118%**				

In applying the net income tests for both the absolute and relative financial components, the Compensation Committee may adjust Intel's net income based on criteria determined by the committee, as described in the plan. For 2018 and 2017, the committee excluded tax impacts of the Tax Reform to peer companies from their net income results.

Over the past five years, corporate average operational goals have scored between 91% and 122%, with an average result of 103%, reflecting strong accomplishments in the Data Center Group, Programmable Solutions Group, Client Computing Group, and Internet of Things Group.

The following table details the annual incentive cash payments for each listed officer for 2018 and 2017 (except for Mr. Rodgers, who was not a listed officer in 2017), reflecting the year-over-year changes.

Name	2018 Annual Incentive Cash Payment ($)	2017 Annual Incentive Cash Payment ($)	% Change 2018 vs. 2017
Robert H. Swan[1]	2,075,400	2,080,200	—
Steven R. Rodgers	1,848,000	n/a	n/a
Venkata Renduchintala	3,019,600	2,574,800	17%
Navin Shenoy	1,857,400	1,132,000	64%
Brian M. Krzanich[2]	—	4,992,200	n/a

1 *Mr. Swan's year-over-year change slightly decreased because the payout percentage was less in 2018 and he was one of the few listed officers to receive a 20% individual performance-based adjustment in 2017, which resulted in his 2017 annual incentive cash payment being proportionately higher than those of the other listed officers.*

2. *Mr. Krzanich resigned in June 2018, and the Compensation Committee determined that he would not receive an annual incentive cash payment under the Executive Incentive Cash Plan for 2018.*

QUARTERLY INCENTIVE CASH PAYMENTS

The listed officers also participate in our company-wide quarterly incentive cash program, which delivers cash compensation to employees based on Intel's profitability. In 2018, quarterly incentive cash payments represented approximately 1% of the listed officers' total direct compensation. Payouts are communicated as extra days of cash compensation, with executives typically receiving the same number of days of pay as the company's other employees. Payments earned in 2018 represented 26.8 days of compensation for each of our listed officers, up from 20.3 days in 2017.

2018 ANNUAL EQUITY AWARDS

In January of each year, the Compensation Committee conducts a robust review of external market data, individual and company performance, expected future contributions, and management recommendations, and makes annual equity grants accordingly. The committee made the following equity grants for each listed officer in 2018, a summary of which is shown in the table on page 72.

Mr. Swan. Mr. Swan was granted an annual equity award with an approved target grant date value of approximately $8,000,000 in January 2018. The award was split such that 80% of the grant value was in the form of OSUs and 20% was in the form of RSUs. In connection with his appointment as interim CEO, in August 2018, he also was granted a special equity award with a target grant date value of approximately $3,270,000 allocated approximately 50% in the form of RSUs and 50% in the form of OSUs.

Mr. Rodgers. Mr. Rodgers was granted an annual equity award with an approved target grant date value of approximately $8,000,000 in January 2018, which was prior to his designation as an executive officer of the company. The award was split such that 80% of the grant value was in the form of OSUs and 20% was in the form of RSUs. In January 2018, he was also granted a special equity award with a target grant date value of approximately $4,000,000 in RSUs to reflect his increased responsibilities overseeing Human Resources and China.

Dr. Renduchintala. Dr. Renduchintala was granted an annual equity award with an approved target grant date value of approximately $8,000,000 in January 2018, a 21% increase over the previous year. The target award amount was aligned to the market for his role and was split such that 80% of the grant value was in the form of OSUs and 20% was in the form of RSUs.

Mr. Shenoy. Mr. Shenoy was granted an annual equity award with an approved target grant date value of approximately $7,560,000 in January 2018. The award was split such that 80% of the grant value was in the form of OSUs and 20% was in the form of RSUs.

Mr. Krzanich. Mr. Krzanich was granted an annual equity award with an approved target grant date value of approximately $15,550,000 in January 2018, a 15% increase over the previous year. The committee determined to increase his annual equity award in recognition of Mr. Krzanich's individual performance in 2017 and to bring his target total direct compensation fully in line with the market median range for his role. The target annual equity award was split such that 80% of the grant value was in the form of OSUs and 20% was in the form of RSUs. In connection with his resignation in June 2018, Mr. Krzanich forfeited a total of 58,372 RSUs (40,091 of these RSUs were from his January 2018 RSU grant), but because he was retirement eligible under the terms of our equity plan and applicable grant agreements, the vesting of 22,909 RSUs accelerated from his January 2018 grant and he remained eligible to receive a payout of his 2018 OSU grant based on actual achievement of the applicable performance goals at the end of the performance period.

The table below shows the annual equity award values approved by the committee for our listed officers in 2018, as compared with annual equity award values approved in 2017. As discussed previously, in 2018, annual awards to the listed officers were composed of approximately 80% OSUs and 20% RSUs by target award amount. Amounts reported in the Summary Compensation Table and the Grants of Plan-Based Awards in Fiscal Year 2018 table on pages 79 and 82 differ marginally from these values due primarily to changes in the fair value of the awards between the date the committee approved awards and the date they were actually granted. In addition, the fair value of an RSU for accounting purposes is discounted for the present value of dividends that are not paid on RSUs prior to vesting.

Name	2018 Approved Value of Annual Equity Awards ($)	2017 Approved Value of Annual Equity Awards ($)	% Change 2018 vs. 2017
Robert H. Swan	8,000,000	6,500,000	23%
Steven R. Rodgers[1]	8,000,000	n/a	n/a
Venkata Renduchintala	8,000,000	6,600,000	21%
Navin Shenoy[2]	7,560,000	5,545,600	36%
Brian M. Krzanich	15,550,000	13,500,000	15%

[1] Mr. Rodgers' 2017 annual equity award is not included in the table above as he was not a listed officer prior to 2018. Also, the table excludes Mr. Rodgers' 2018 special equity awards.

[2] This table excludes Mr. Shenoy's 2017 retention award, but includes Mr. Shenoy's 2017 promotional award.

OSU AWARDS

OSUs are variable performance-based RSUs under which the number of shares of Intel common stock earned is based on Intel's relative TSR performance over a three-year period. For the 2018 OSU grant, the committee decided to retain the design for the 2017 OSU award. Intel's TSR performance during the 36-month period starting from the grant date will be measured against the S&P 500 IT Index. We measure TSR based on stock price appreciation plus any dividends payable during the performance period.

Performance is measured over the 36 months following the grant date, and OSUs convert into shares in the 37th month (usually, in February). For more information on how OSUs are earned, see the narrative following the Grants of Plan-Based Awards in Fiscal Year 2018 table in "Executive Compensation."

In 2019, the committee made changes to the OSU award design. First, the name of the awards was changed from OSUs to performance stock units or PSUs. Second, in addition to the relative TSR performance measure, EPS was added such that the payout is equally weighted between the two performance measures. Third, performance is measured over 36 months beginning with the first day of the fiscal year of the grant date, and PSUs convert into shares in the 37th month after the committee's certification (usually, in January).

RSU AWARDS

Currently targeted at 20% of annual long-term incentive award opportunities, RSUs generally make up a limited portion of compensation opportunities for our executive officers. These awards are intended to support our efforts to provide competitive compensation packages to retain executive officers and to reward them for absolute long-term stock price appreciation while providing some protection to the recipient even if the stock price declines. RSUs also serve to balance the performance-based nature of OSUs, facilitate stock ownership, and provide a significant incentive to stay with the company. As with RSUs granted in 2017, awards granted to the listed officers in 2018 will vest in substantially equal quarterly increments over three years from the grant date. Quarterly vesting of RSUs helps offset the risks inherent in the all-or-nothing 37-month cliff vesting of the OSUs.

OTHER ASPECTS OF OUR EXECUTIVE COMPENSATION PROGRAMS

INTEL'S COMPENSATION FRAMEWORK

The Compensation Committee determines the compensation for our executive officers. It also designs executive officer compensation programs and reviews and determines all components of each executive officer's compensation. As discussed above under "Corporate Governance; Compensation Committee," Pay Governance has served as the committee's independent advisor since June 2018. Prior to that, Farient was the committee's independent advisor. During 2018, the consultants' work with the committee included advice and recommendations on:

- total compensation philosophy;

- program design, including program goals, components, and metrics;

- compensation trends in the technology sector and in the general marketplace for senior executives;

- regulatory trends;

- compensation of the CEO and the other executive officers; and

- investor engagement efforts.

The committee also consults with management and Intel's Compensation and Benefits Group regarding executive and non-executive employee compensation plans and programs, including administration of our equity incentive plans.

Executive officers do not propose or seek approval for their own compensation. The CEO makes a recommendation to the committee on the base salary, annual incentive cash targets, and equity awards for each executive officer other than himself and the Chairman of the Board, based on his assessment of each executive officer's performance during the year and the CEO's review of compensation data gathered from compensation surveys. The CEO documents each executive officer's performance during the year, detailing accomplishments, areas of strength, and areas for development. He then bases his evaluation on his knowledge of the executive officer's performance, a self-assessment completed by the executive officer, and input from employees who report directly to the executive officer. Intel's Chief Human Resources Officer and the Compensation and Benefits Group assist the CEO in developing the executive officers' performance reviews and reviewing market compensation data to determine the compensation recommendations.

Annual performance reviews of the CEO and of the Chairman are developed by the non-employee directors acting as a committee of the whole Board. For the CEO's review, formal input is received from the non-employee directors, the Chairman, and senior management. The CEO also submits a self-assessment focused on pre-established objectives agreed upon with the Board. The non-employee directors meet as a group in executive sessions to prepare the review, which is completed and presented to the CEO. The Compensation Committee uses this evaluation to determine the CEO's base salary, annual incentive cash target, and equity awards.

Performance reviews for the CEO and other executive officers consider these and other relevant topics that may vary depending on the role of the individual officer:

- **Strategic Capability.** How well does the executive officer identify and develop relevant business strategies and plans?

- **Execution.** How well does the executive officer execute strategies and plans?

- **Leadership Capability.** How well does the executive officer lead and develop the organization and people?

EXTERNAL COMPETITIVE CONSIDERATIONS FOR 2018

To assist the Compensation Committee in its review of executive compensation in early 2018, Farient, in conjunction with Intel's Compensation and Benefits Group, provided compensation data compiled from executive compensation surveys, as well as data gathered from annual reports and proxy statements from companies that the committee selected as a peer group for executive compensation analysis purposes. The historical compensation data was adjusted to arrive at current-year estimates for the peer group. The committee used this data to compare the compensation of our listed officers to that of the peer group.

The peer group for 2018 included our 15-company technology peer group and 10 S&P 100 companies outside the technology industry. When the peer group was created in 2007, the committee chose companies from the S&P 100 that resembled Intel in various respects, such as those that made significant investments in R&D and/or had substantial manufacturing and global operations. The committee also selected companies with three-year averages for revenue that approximated Intel's. The peer group includes companies with which Intel competes for employees and the companies that Intel uses for measuring relative financial performance for annual incentive cash payments.

For 2018, we have made changes to the technology peer group and the S&P 100 companies outside the technology industry. We removed Texas Instruments Incorporated and we added Broadcom, Inc. to our technology peer group. We removed DowDupont Inc. and United Parcel Service, Inc., and added The Boeing Company and Honeywell International Inc. to our S&P 100 companies peer group.

The table below shows information for our 2018 technology peer group and peers selected from the S&P 100:

Company	Reported Fiscal Year	Revenue ($ in billions)	Net Income (Loss) ($ in billions)	Market Capitalization on March 1, 2019 ($ in billions)
Intel 2018	12/29/2018	70.8	21.1	239.69
Intel 2018 Percentile		59%	89%	67%
Technology Peer Group				
Alphabet Inc.	12/31/2018	136.8	30.7	796.07
Amazon.com Inc.	12/31/2018	232.9	10.1	821.16
Apple Inc.	9/30/2018	265.6	59.5	825.03
Applied Materials, Inc.	10/29/2018	17.2	3.3	36.61
Broadcom, Inc.	11/4/2018	20.8	12.6	108.04
Cisco Systems, Inc.	7/29/2018	49.3	0.1	226.31
Facebook Inc.	12/31/2018	55.8	22.1	463.15
Hewlett Packard Enterprise Co	10/31/2018	30.9	1.9	22.55
HP Inc.	10/31/2018	58.5	5.3	30.06
International Business Machines Corporation	12/31/2018	79.6	8.7	123.87
Micron Technology Inc.	8/31/2018	30.3	14.1	46.61
Microsoft Corporation	6/30/2018	110.4	16.6	863.35
Oracle Corporation	5/31/2018	39.8	3.8	188.45
Qualcomm Incorporated	9/24/2018	22.7	(4.9)	65.60
TSMC Limited	12/31/2018	33.7	11.5	203.26
S&P 100 Peer Group				
AT&T Inc.	12/31/2018	170.8	20.0	224.51
The Boeing Company	12/31/2018	101.1	10.5	248.94
General Electric Company	12/31/2018	121.6	(22.4)	89.40
Honeywell International, Inc.	12/31/2018	41.8	6.8	113.53
Johnson & Johnson	12/31/2018	81.6	15.3	368.45
Merck & Co., Inc.	12/31/2018	42.3	6.2	210.76
Pfizer Inc.	12/31/2018	53.6	11.1	251.49
Schlumberger Limited	12/31/2018	32.8	2.2	62.63
United Technologies Corporation	12/31/2018	66.5	5.3	108.38
Verizon Communications Inc.	12/31/2018	130.9	16.0	235.36

For 2019, the committee reviewed the peer group methodology for relevance using a variety of factors, including market capitalization, revenue, business relevance, and talent movement, and decided to move to a pure technology peer group. The peer group being used for 2019 compensation decisions includes most of the 15 technology companies above with the following changes:

- Removed TSMC Limited (because it is a non-U.S. headquartered company) and Micron Technology Inc. and Hewlett Packard Enterprise Co (because both scored low on the list of criteria used by the committee for benchmarking executive compensation); and

- Added Netflix, Inc., NVIDIA Corporation, and Texas Instruments Incorporated (because they all scored high on the criteria list).

These changes were made based on the committee's determination that there has been an increase in the number of technology companies with which we compete for talent, and that we should benchmark our executive compensation against a pure technology peer group. This required us to broaden the market capitalization and revenue factors originally set for 2017. As a result of these changes, Texas Instruments Incorporated was added back to the peer group for 2019.

POST-EMPLOYMENT COMPENSATION ARRANGEMENTS

Intel does not provide change in control benefits to executive officers, and generally provides limited post-employment compensation arrangements to executive officers. To attract and retain the best talent in the technology sector, we have provided for time-limited, post-employment separation benefits to two listed officers in their offer letters, as described more fully below under "Other Agreements" in this proxy statement. These benefits have now expired.

The limited post-employment compensation arrangements made generally available to our executives, including the listed officers, consist of:

- a 401(k) savings plan;

- a discretionary company-funded retirement contribution plan, and a company-funded pension plan, each of which is intended to be tax-qualified;

- a non-tax-qualified supplemental deferred compensation plan for certain highly compensated employees; and

- retirement, death, and disability acceleration provisions for equity awards.

Starting January 1, 2011, the company-funded pension plan was closed to new hires. Effective January 1, 2015, future benefit accruals were frozen for all employees at or above a specific grade level, including all listed officers.

The Compensation Committee allows the listed officers to participate in post-employment compensation plans to encourage the officers to save for retirement and to assist the company in retaining the listed officers. The terms governing the retirement or deferred compensation benefits under these plans for the listed officers are the same as those available to other eligible employees in the U.S.

Intel does not make matching contributions based on the amount of employee contributions under any of these plans. Instead, Intel's contribution consists of a discretionary cash contribution determined annually by the committee for listed officers, and by the CEO for other employees. These contribution percentages have historically been the same for listed officers and other employees but are made to different plans depending on employee grade level and start date.

For 2018, Intel's discretionary contribution (including allocable forfeitures) for eligible U.S. employees, including listed officers, in the applicable plan equaled 5% of eligible salary (which included annual and quarterly incentive cash payments as applicable). To the extent that the amount of the contribution is limited by the Internal Revenue Code of 1986, as amended (the tax code), Intel credits the additional amount to the non-qualified deferred compensation plan. Since January 1, 2015, plan assets contributed for U.S. participants and discretionary employer contributions have been participant-directed.

Our equity awards have the following post-employment provisions:

- Unvested OSUs are canceled upon termination of employment for any reason other than retirement, death, or disability. OSUs are fully vested upon retirement under the Rule of 75, when the holder's age and years of service equal at least 75, or reaching the age of 60. OSUs are not settled into shares of Intel stock until after the end of the performance period, even if the holder qualifies for early vesting.

- RSUs are subject to retirement vesting under the rule of Age 60 or the Rule of 75, but not both. Upon retirement under the rule of Age 60, the holder receives one additional year of vesting for every five years of service. Upon retirement under the Rule of 75, the holder receives one additional year of vesting. Additional years of vesting means that any RSUs scheduled to vest within the number of years from the retirement date determined under the rule of Age 60 or Rule of 75 will be vested on the holder's retirement date.

- Upon disability or death, all unvested OSUs and RSUs become 100% vested.

- For details on the 2019 changes to the PSU retirement provisions, see "Compensation Discussion and Analysis; Executive Summary; 2019 Compensation Program Changes" on page 63 of this proxy statement.

PERSONAL BENEFITS

Intel provides perquisites to executive officers when the Compensation Committee determines that such arrangements are appropriate and consistent with Intel's business objectives. In 2018, Intel offered the listed officers certain financial planning services, health evaluations, and certain transportation costs. In addition, in 2018, our Board of Directors determined to maintain the personal security for Mr. Krzanich and certain other listed officers in response to specific Intel-related incidents and threats against those officers and, in some cases, members of their families. Following a law enforcement investigation of threats of violence and stalking of Mr. Rodgers in retaliation for performing his duties to the company in late 2016, and upon advice of an independent security contractor, and prior to Mr. Rodgers becoming an executive officer, the company determined it was in its interest to request that Mr. Rodgers move to a more secure residence under an arrangement that is cost neutral to Mr. Rodgers in comparison to his previous residence. As a result, Mr. Rodgers is receiving a housing benefit represented by the difference between cost to Intel of a residence that it owns and leases to Mr. Rodgers, less rent paid by Mr. Rodgers. We do not consider these additional security measures to be a personal benefit for our listed officers, but rather appropriate expenses for the benefit of Intel that arise out of our executives' employment responsibilities and that are necessary to their job performance as well as their safety and the safety of their families. In determining to authorize these arrangements and expenses, the Board and committee followed a robust process, including reviewing and discussing analyses and recommendations from a leading security firm and law enforcement agencies. The Board and committee have taken specific steps to ensure that such measures are appropriately tailored, including providing enhanced security for certain individuals in response to specific incidents and threats; not providing enhanced security for all executive officers generally; and ensuring that the Board, comprised solely of independent directors, authorizes continuation of each arrangement (with no executive officer participating in the decision to approve enhanced security measures for himself or herself). In 2016, the Board and committee instituted a process for periodic oversight of the nature and cost of security measures and will discontinue, adjust, or enhance security arrangements for our officers as appropriate. In connection with hiring Dr. Renduchintala to join Intel in 2016, the committee approved providing relocation assistance and certain travel benefits, reflective of the competitive market for executives in the technology industry. Finally, Mr. Shenoy received tax equalization benefits in 2017 in connection with his expatriate assignment at our Hong Kong facility; these tax benefits are customarily provided to our employees on international assignments. Other than the perquisites listed above, Intel does not provide perquisites to its executive officers.

OTHER AGREEMENTS

Pursuant to his offer letter, Dr. Renduchintala was eligible to receive a sign-on cash award and an equity award in part to offset the value he lost by leaving his prior employer. In addition, Dr. Renduchintala was eligible to receive a supplemental bonus in the event that his annual incentive cash payment was less than $2,100,000 for 2016-2018 due to the company's performance. Given that his annual bonus has paid out higher, no such supplemental bonus was payable in 2016, 2017, or 2018. Likewise, Dr. Renduchintala is eligible for an annual equity grant with a grant date value of at least $6,000,000; as in 2016 and 2017, Dr. Renduchintala received an annual equity grant with a target grant date value of more than $6,000,000 in 2018. Under his offer letter, Dr. Renduchintala was eligible for our standard relocation benefits in connection with his move to the San Francisco Bay Area, as well as certain commuting and travel benefits, including a car and driver for commuting purposes, to optimize his time. Finally, in the event that his employment was terminated by Intel within the first three years of employment for any reason other than cause (as defined in the offer letter), Dr. Renduchintala would have been eligible for a severance payment, the value of which would have declined in quarterly increments over the three-year period, subject to his execution and delivery of an effective release of claims in favor of Intel. His eligibility for these severance payments has expired.

Pursuant to his 2016 offer letter, Mr. Swan was provided certain benefits in part to offset the value he lost by leaving his prior employer, consisting of a sign-on cash award in the aggregate amount of $5,500,000 payable in three installments from 2016 through 2018, and a new-hire RSU with a grant value of $9,500,000. In the event that his employment had been terminated by Intel within the first two years of employment for any reason other than cause (as defined in the offer letter), Mr. Swan would have been eligible to receive the then-unpaid portion of his sign-on award, subject to his execution and delivery of an effective release of claims in favor of Intel. His eligibility for these severance payments has expired. In connection with his appointment as CEO in January 2019, the company entered into an offer letter with Mr. Swan. Details of the terms of his compensation are provided in "Compensation Discussion and Analysis; Executive Summary; CEO Transition" on page 61 of this proxy statement.

Pursuant to a 10-year lease agreement, Mr. Rodgers leases from Intel a residence that it owns for which Mr. Rodgers pays $4,805 a month for rent to Intel. The residence has a fair rental value of $26,500, with a lease differential amount of $21,695 per month.

Under the lease agreement, Mr. Rodgers may purchase the residence during the term of the lease for its fair market value or may purchase the residence at Intel's cost at the end of the lease.

LISTED OFFICER STOCK OWNERSHIP GUIDELINES

Because the Compensation Committee believes in linking the interests of management and stockholders, the Board has set stock ownership guidelines for Intel's executive officers. These guidelines specify the number of shares that Intel's executive officers must accumulate and hold within five years of appointment or promotion. Unvested OSUs and RSUs and unexercised stock options do not count toward satisfying these ownership guidelines.

As of December 29, 2018, each of Intel's listed officers had either satisfied these ownership guidelines or still had time to do so. The following table lists the specific ownership requirements for the listed officers.

Title	Minimum Number of Shares
CEO	250,000
Executive Chairman	150,000
CFO	125,000
Executive Vice President	100,000

INTEL POLICIES REGARDING DERIVATIVES OR "SHORT SALES"

Intel prohibits directors, listed officers, and other senior employees from investing in any derivative securities of Intel common stock and engaging in short sales or other short-position transactions in Intel common stock. This policy does not restrict ownership of company-granted awards, such as OSUs, RSUs, employee stock options, and publicly traded convertible securities issued by Intel.

INTEL POLICIES REGARDING CLAW-BACKS

Both Intel's Executive Cash Plan, under which annual incentive cash payments are made, and Intel's 2006 Equity Incentive Plan, under which annual incentive equity awards are made, include provisions for seeking the return (claw-back) from executive officers of incentive cash payments and stock sale proceeds in the event that those amounts had been inflated due to financial results that later had to be restated. In addition, the 2006 Equity Incentive Plan provides that the Compensation Committee must first determine that the applicable executive officer engaged in conduct contributing to the reason for the restatement.

TAX DEDUCTIBILITY

Prior to December 22, 2017, when the Tax Reform was signed into law, Section 162(m) of the Internal Revenue Code generally disallowed a tax deduction to publicly held companies for compensation that did not qualify as performance-based that was paid to certain executive officers in excess of $1 million per officer in any year. To maintain flexibility and promote simplicity in administration, compensation arrangements with our listed officers—such as OSUs, RSUs, and annual and quarterly incentive cash payments—were not required to satisfy the conditions of Section 162(m) required for such arrangements to be considered "qualified performance-based" compensation, and therefore may not be deductible.

Under the Tax Reform, the tax deduction disallowance rules under section 162(m) changed beginning in 2018, so that compensation earned by our listed officers in excess of $1 million in any year generally will not be deductible.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee, which is composed solely of independent directors of the Board of Directors, assists the Board in fulfilling its responsibilities with regard to compensation matters, and is responsible under its charter for determining the compensation of Intel's executive officers. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management, including our Chief Executive Officer, Robert H. Swan, and our interim Chief Financial Officer, Todd M. Underwood. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in Intel's 2018 Annual Report on Form 10-K (incorporated by reference) and in this proxy statement.

Compensation Committee
Omar Ishrak, Chairman
Reed E. Hundt
Andrew M. Wilson

EXECUTIVE COMPENSATION

The following table lists the annual compensation for fiscal years 2018, 2017, and 2016 of our CEO (who commenced service as CEO as of January 30, 2019 and served as interim CEO and Executive Vice President, CFO during 2018) and our other three most highly compensated executive officers in 2018 (referred to as our listed officers). The table includes our former CEO, who was not serving as an executive officer as of the end of 2018.

2018 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert H. Swan[1,3] Chief Executive Officer (Prior Interim CEO and Executive Vice President, CFO)	2018	898,000	2,500,000	10,898,200	2,240,000	—	170,500	16,706,700
	2017	850,000	1,750,000	6,296,300	2,193,800	—	24,600	11,114,700
	2016	194,800	2,750,000	8,947,200	313,900	—	7,000	12,212,900
Steven R. Rodgers[2,3] Executive Vice President and General Counsel	2018	800,000	—	12,126,800	1,994,300	—	1,290,800	16,211,900
Venkata Renduchintala Group President, Technology, Systems Architecture and Client Group, and Chief Engineering Officer	2018	1,008,000	—	7,878,300	3,225,000	—	1,020,900	13,132,200
	2017	954,000	2,700,000	6,393,100	2,718,000	—	1,053,500	13,818,600
	2016	900,000	2,700,000	13,500,600	2,228,400	—	1,118,700	20,447,700
Navin Shenoy[2,3] Executive Vice President and General Manager, Data Center Group	2018	793,000	—	7,445,000	1,998,200	—	129,100	10,365,300
	2017	658,300	2,000,000	11,206,300	1,221,100	—	204,200	15,289,900
Brian M. Krzanich[4] Former Chief Executive Officer	2018	694,000	—	15,313,300	57,200	42,000	1,943,800	18,050,300
	2017	1,380,000	—	13,076,900	5,210,000	17,000	1,860,800	21,544,700
	2016	1,250,000	—	11,710,600	3,699,200	3,000	2,416,200	19,079,000

[1] Mr. Swan served as CFO during 2018 and also served as interim CEO following Mr. Krzanich's resignation in June 2018. Mr. Swan was appointed CEO in January 2019.

[2] In 2018, Mr. Rodgers had a loss in pension value of $(21,000). Mr. Shenoy's pension value did not change.

[3] Mr. Rodgers was not a listed officer prior to 2018. Mr. Shenoy was not a listed officer prior to 2017. Mr. Swan joined Intel in October 2016.

[4] Mr. Krzanich ceased being an executive officer of the company and resigned in June 2018. He was retirement-eligible at the time of his resignation.

Bonus. Mr. Swan received a $1,000,000 bonus as the last installment of his sign-on cash award made in part to offset cash compensation forgone when he separated from his prior employer to join Intel in 2016. The Compensation Committee determined to award Mr. Swan a $1,500,000 cash bonus award in recognition of his strong leadership and performance during his tenure as interim CEO while also serving as Intel's CFO. The Compensation Committee determined that Mr. Krzanich would not receive a 2018 annual incentive cash payout under the Executive Incentive Cash Plan. Mr. Krzanich received a quarterly incentive cash payout in the first quarter of 2018 when he was CEO under our company-wide quarterly incentive cash program.

Equity Awards. Under SEC rules, the values reported in the "Stock Awards" column of the Summary Compensation Table reflect the aggregate grant date fair value, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718), of grants of stock awards to each of the listed officers in the years shown.

The grant date fair values of OSUs are provided to us by Radford, an Aon Hewitt Consulting company, using the Monte Carlo simulation valuation method. We calculate the grant date fair value of an RSU by taking the average of the high and low trading prices of Intel common stock on the grant date and reducing it by the present value of dividends expected to be paid on Intel common stock before the RSU vests, because we do not pay or accrue dividends or dividend-equivalent amounts on unvested RSUs.

The following table includes the assumptions used to calculate the aggregate grant date fair value of awards reported for 2018, 2017, and 2016 on a grant-date by grant-date basis.

| | Assumptions | | | |
| | | Expected Life (Years) | Risk-Free Interest Rate | Dividend Yield |
Grant Date	Volatility			
1/25/2016	23%	n/a	1.0%	3.5%
7/27/2016	n/a	n/a	0.7%	3.0%
10/25/2016	n/a	n/a	0.8%	3.0%
2/1/2017	23%	n/a	1.4%	2.9%
8/1/2017	22%	n/a	1.4%	3.0%
12/15/2017	n/a	n/a	1.6%	2.5%
1/30/2018	22%	n/a	2.0%	2.4%
8/15/2018	23%	n/a	2.6%	2.5%

Non-Equity Incentive Plan Compensation. The amounts in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table include incentive cash payments made under the annual incentive cash plan and quarterly incentive cash payments. The allocation of payments was as follows:

Name	Year	Annual Incentive Cash Payments[1] ($)	Quarterly Incentive Cash Payments ($)	Total Incentive Cash Payments ($)
Robert H. Swan	2018	2,075,400	164,600	2,240,000
	2017	2,080,200	113,600	2,193,800
	2016	284,200	29,700	313,900
Steven R. Rodgers	2018	1,848,000	146,300	1,994,300
Venkata Renduchintala	2018	3,019,600	205,400	3,225,000
	2017	2,574,800	143,200	2,718,000
	2016	2,128,000	100,400	2,228,400
Navin Shenoy	2018	1,857,400	140,800	1,998,200
	2017	1,132,000	89,100	1,221,100
Brian M. Krzanich	2018	—	57,200	57,200
	2017	4,992,200	217,800	5,210,000
	2016	3,546,700	152,500	3,699,200

[1] *Payments include amounts attributable to the positive 20% individual performance adjustments. For more information about the 2018 adjustments, see the discussion in "Compensation Discussion and Analysis; 2018 Compensation of our Listed Officers; 2018 Cash Compensation" on page 68 of this proxy statement.*

Change in Pension Value and Non-Qualified Deferred Compensation Earnings. Amounts reported represent the actuarial change of the benefit that the listed officers (other than Mr. Swan and Dr. Renduchintala) have in the tax-qualified pension plan arrangement, which offsets the non-qualified pension plan benefit. Year-to-year differences in the present value of the accumulated benefit arise mainly from changes in the interest rate used to calculate present value and the participant's age approaching 65. The listed officers (other than Mr. Krzanich) had an overall decrease in 2018 compared to 2017 because the interest rate used to calculate present value increased from approximately 3.7% for 2017 to 4.4% for 2018. Mr. Krzanich's present value of the accumulated benefit increased due to his retirement in June 2018. Mr. Swan and Dr. Renduchintala are not eligible for pension benefits, as they were hired after January 1, 2011. Mr. Shenoy elected not to participate in the non-qualified pension plan arrangement.

All Other Compensation. The amounts in the "All Other Compensation" column of the Summary Compensation Table include tax-qualified discretionary company contributions credited under the retirement contribution component of the 401(k) savings plan, discretionary company contributions credited under the retirement contribution component of the non-qualified deferred compensation plan, and payments for perquisites, as detailed in the table below. Perquisites for 2018 include financial planning, eligibility for health evaluations, company-provided transportation (including commuting and relocation services), residential security and housing costs, and company-matched charitable contributions.

Name	Year	Retirement Plan Contributions[1] ($)	Deferred Compensation Plan Contributions[2] ($)	Tax Gross-Ups[3] ($)	Financial Planning and Physicals ($)	Company-Provided Transportation[4] ($)	Residential Security[4] ($)	Housing[5] ($)	Other[6] ($)
Robert H. Swan	2018	13,800	143,100	—	13,600	—	—	—	—
	2017	—	—	—	23,600	—	—	—	1,000
	2016	—	—	—	7,000	—	—	—	—
Steven R. Rodgers	2018	13,800	102,500	—	23,500	—	1,400	228,000	—
Venkata Renduchintala	2018	13,800	175,300	—	10,900	52,800	1,400	—	—
	2017	13,500	147,500	700	6,000	44,800	66,700	—	51,900
	2016	—	—	32,800	7,000	56,400	77,700	—	—
Navin Shenoy	2018	13,800	89,300	—	26,000	—	—	—	—
	2017	13,500	54,300	123,200	11,400	—	800	—	1,000
Brian M. Krzanich	2018	13,800	280,500	—	12,000	243,300	1,400	—	924,000
	2017	13,500	243,300	—	25,800	394,700	29,300	—	—
	2016	13,300	221,300	—	25,700	22,200	275,200	—	—

[1] Amounts included in the Retirement Plan Contributions column become payable only upon the earliest to occur of retirement, termination, disability, or death (receipt may be deferred following retirement or termination but no later than reaching age 70 1/2).

[2] Amounts included in the Deferred Compensation Plan Contributions column will be paid to the listed officers after a fixed period of years or upon termination of employment, in accordance with irrevocable elections made in the calendar year before the calendar year in which that compensation is deferred.

[3] Amounts represent equalization payments to Dr. Renduchintala (in 2017 and 2016) and Mr. Shenoy (in 2017) to offset taxes imposed on their relocation benefits, consistent with company-wide policy for relocation costs and expatriate assignments.

[4] For company-provided aircraft, the amount reported represents the cost per flight hour of the aircraft less amounts reimbursed by the listed officer. For other company-provided transportation costs and residential security costs, the amount reported represents the cost to Intel or, with respect to arrangements that are utilized both in business and non-business contexts, an allocation of the cost to Intel of such arrangements.

[5] Following a law enforcement investigation of threats of violence and stalking of Mr. Rodgers and his family in retaliation for performing his duties to the company, and upon advice of an independent security contractor, the company determined it was in its interest to request that Mr. Rodgers move to a more secure residence under an arrangement that is cost neutral to Mr. Rodgers in comparison to his previous residence. As a result, the amounts for Mr. Rodgers represents the cost to Intel of a residence that it owns and leases to Mr. Rodgers, less rent paid by Mr. Rodgers. Under the agreement, Mr. Rodgers may purchase the residence during the term of the lease for its fair market value or may purchase the residence at Intel's cost at the end of the lease. This option preserves Mr. Rodgers' opportunity to purchase his primary residence, which he otherwise would have foregone by moving to an Intel-owned residence at the company's request.

[6] Amounts represent payments to Mr. Krzanich, which include $399,800 for continued personal security arrangements through November 2018 as a result of ongoing threats post-employment and the following benefits under broad-based programs: $228,700 for accrued but unused sabbatical leave; $223,100 for accrued but unused vacation; $66,500 for prorated Quarterly Incentive Cash Payment; $5,600 for accrued but unused holiday pay; and $300 for his 30th year anniversary gift.

The "All Other Compensation" column of the Summary Compensation Table includes, in addition to the amounts above, personal security arrangements for Mr. Rodgers in the amount of $921,600, for Dr. Renduchintala in the amount of $766,700, and for Mr. Krzanich in the amount of $468,800. We do not consider these security measures to be a personal benefit for our listed officers, but instead appropriate expenses for the benefit of Intel that arise out of our executives' employment responsibilities and that are necessary to their job performance and to ensure the safety of the covered executives and their families. In determining to authorize these non-standard arrangements and expenses, the Board and Compensation Committee have evaluated the need to respond to specific Intel-related incidents and threats, and have reviewed recommendations from a leading security firm and law enforcement agencies. As with security provided when our officers attend public events and business travel-related security that is provided when appropriate, Intel monitors these arrangements and adjusts them as circumstances warrant. In addition, the Board and committee instituted an annual process for oversight of the nature and cost of security measures and will discontinue, adjust, or enhance security as appropriate.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2018

The following table presents equity awards granted under the 2006 Equity Incentive Plan and awards granted under our annual incentive cash plan and quarterly incentive cash payments in 2018. Under SEC rules, the values reported in the "Grant Date Fair Value of Stock Awards" column reflect the grant date fair value of grants of stock awards determined under accounting standards applied by Intel, as discussed above.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2018 TABLE

Name	Grant Date	Approval Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plans Target ($)[2]	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plans[1] Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
Robert H. Swan[4]	1/30/2018	1/16/2018	OSU			122,255	244,510		6,199,600
	1/30/2018	1/16/2018	RSU					35,358	1,678,700
	8/15/2018	8/2/2018	OSU			38,166	76,332		1,526,600
	8/15/2018	8/2/2018	RSU					32,778	1,493,300
	1/30/2018	1/16/2018	Annual Cash	1,617,000	10,000,000				
	1/30/2018	1/16/2018	Quarterly Cash	164,600					
Steven R. Rodgers[5]	1/30/2018	1/16/2018	OSU			122,255	244,510		6,199,600
	1/30/2018	1/16/2018	RSU					35,358	1,678,700
	1/30/2018	1/16/2018	RSU					88,395	4,248,500
	1/30/2018	1/16/2018	Annual Cash	1,440,000	10,000,000				
	1/30/2018	1/16/2018	Quarterly Cash	146,300					
Venkata Renduchintala	1/30/2018	1/16/2018	OSU			122,255	244,510		6,199,600
	1/30/2018	1/16/2018	RSU					35,358	1,678,700
	1/30/2018	1/16/2018	Annual Cash	2,353,000	10,000,000				
	1/30/2018	1/16/2018	Quarterly Cash	205,400					
Navin Shenoy	1/30/2018	1/16/2018	OSU			115,531	231,062		5,858,600
	1/30/2018	1/16/2018	RSU					33,414	1,586,400
	1/30/2018	1/16/2018	Annual Cash	1,308,000	10,000,000				
	1/30/2018	1/16/2018	Quarterly Cash	140,800					
Brian M. Krzanich	1/30/2018	1/16/2018	OSU			237,632	475,264		12,050,300
	1/30/2018	1/16/2018	RSU					68,727	3,263,000
	1/30/2018	1/16/2018	Annual Cash	3,837,000	10,000,000				
	1/30/2018	1/16/2018	Quarterly Cash	57,200					

[1] The "Estimated Future Payouts Under Equity Incentive Plans" columns represent the target and maximum number of shares that could be received by each listed officer under OSUs.

[2] Amounts reported as "Target" in the "Annual Cash" rows are the listed officer's annual incentive cash target, and the amounts reported as "Target" in the "Quarterly Cash" rows are the listed officer's 2018 aggregate quarterly incentive cash payment. Actual 2018 annual incentive cash payments are reported in the table under the heading "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

[3] The grant date fair value (computed in accordance with FASB ASC Topic 718) is generally the amount that Intel would expense in its financial statements over the award's service period, but does not include a reduction for forfeitures. This does not represent the actual value that may be realized by a listed officer upon vesting of the award.

[4] Equity awards granted on August 15, 2018 to Mr. Swan were to bring his compensation in line with his new position as interim CEO.

[5] For Mr. Rodgers, includes a special RSU grant of 88,395 shares to reflect his increased responsibilities in 2018.

Annual Incentive Cash Plan. For more details regarding our Executive Incentive Cash Plan, see "Compensation Discussion and Analysis; 2018 Compensation of Our Listed Officers; 2018 Cash Compensation; Annual Incentive Cash" on page 69 of this proxy statement.

OSU Awards. OSUs granted to the listed officers in 2018 have a three-year performance period from the grant date, and a 37-month vesting schedule, meaning that the performance metrics are measured over the first 36 months, and the corresponding number of shares will vest in the 37th month. The number of shares of Intel common stock to be received at vesting will range from 0% to 200% of the target amount, based on the relative TSR of Intel common stock measured against the TSR of the S&P 500 IT Index over a three-year period. For OSUs granted to listed officers in 2018, the percentage rates at which OSUs convert into shares are as follows: if Intel's TSR is within 1% of the peer group's TSR, OSUs convert into shares at target; if Intel under-performs the S&P 500 IT Index, the percentage at which the OSUs convert into shares will be reduced from 100% at a rate of 4-to-1 (a 4-percentage-point reduction in units for each percentage point of under-performance); if Intel's TSR is more than 25 percentage points below the TSR of the S&P 500 IT Index, no shares will be issued and the OSUs will be forfeited; and if Intel outperforms the S&P 500 IT Index, the percentage at which the OSUs convert into shares will be increased from 100%, at a rate of 4-to-1 (a 4-percentage-point increase in units for each percentage point of over-performance), with a maximum percentage of 200%. TSR is a measure of stock price appreciation plus any dividends paid during the performance period. In 2018, annual equity awards granted to the listed officers were composed of 80% OSUs and 20% RSUs. The special equity award granted to Mr. Swan in August 2018 in connection with his interim CEO role was composed of 50% OSUs and 50% RSUs.

RSU Awards. RSUs granted to the listed officers in 2018 vest in substantially equal quarterly increments over the three years following the grant date, except the special RSUs awarded to Mr. Rodgers, which vest in substantially equal quarterly increments over two years following the grant date.

STOCK OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2018

The following table provides information on listed officers' stock option exercises and vesting of RSUs and OSUs during fiscal year 2018.

Name	Grant Type	OPTION AWARDS		STOCK AWARDS		
		Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Total Value Realized on Exercise and Vesting ($)
Robert H. Swan	Option	—	—	—	—	—
	RSU	—	—	113,447	5,113,000	5,113,000
	OSU	—	—	—	—	—
Total		—	—	113,447	5,113,000	5,113,000
Steven R. Rodgers	Option	—	—	—	—	—
	RSU	—	—	79,010	3,834,300	3,834,300
	OSU	—	—	47,632	2,241,000	2,241,000
Total		—	—	126,642	6,075,300	6,075,300
Venkata Renduchintala	Option	—	—	—	—	—
	RSU	—	—	137,843	6,665,600	6,665,600
	OSU	—	—	—	—	—
Total		—	—	137,843	6,665,600	6,665,600
Navin Shenoy	Option	—	—	—	—	—
	RSU	—	—	105,391	5,210,900	5,210,900
	OSU	—	—	17,788	836,900	836,900
Total		—	—	123,179	6,047,800	6,047,800
Brian M. Krzanich	Option	—	—	—	—	—
	RSU	—	—	141,189	6,625,000	6,625,000
	OSU	—	—	147,674	6,947,700	6,947,700
Total		—	—	288,863	13,572,700	13,572,700

2015–2018 OSU Payout. In 2018, the three-year performance period ended for OSUs granted in 2015, and the committee certified the performance results. Intel's TSR was 46.6%, above the technology peer group (as described in the 2015 Proxy Statement) TSR of 43.2% by 3.4 percentage points. The 2015 OSUs paid out at 100% plus 4 percentage points for every percentage point that Intel's TSR was above the median peer group TSR, not to exceed 200%. Therefore, the OSUs were converted into earned units equal to 113.5% of target and, together with dividend equivalents accrued on the shares that were earned over the 37-month vesting period, were settled at 121.9% of target and are included in the table above.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2018

The following table provides information regarding outstanding equity awards held by the listed officers as of December 29, 2018. Unless otherwise specified, RSUs vest quarterly over the first three years from the grant date. Market value for stock awards (OSUs and RSUs) is determined by multiplying the number of shares by the closing price of Intel common stock on Nasdaq on the last trading day of the fiscal year. The listed officers did not hold any stock options as of December 29, 2018.

	STOCK OPTION AWARDS						STOCK AWARDS				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options ($)	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[1] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Robert H. Swan[2]		—	—			—	10/25/2016	90,140	4,214,000	—	—
							2/1/2017	14,671	685,900	134,785	6,301,200
							1/30/2018	26,519	1,239,800	122,255	5,715,400
							8/15/2018	30,046	1,404,700	38,166	1,784,300
Total		—	—			—		161,376	7,544,400	295,206	13,800,900
Steven R. Rodgers[3]		—	—			—	1/25/2016	4,433	207,200	49,922	2,657,500
							2/1/2017	12,413	580,300	114,049	5,331,800
							1/30/2018	81,766	3,822,600	122,255	5,715,400
Total		—	—			—		98,612	4,610,100	286,226	13,704,700
Venkata Renduchintala		—	—			—	1/25/2016	29,272	1,368,500	75,348	4,011,100
							2/1/2017	14,896	696,400	136,859	6,398,200
							1/30/2018	26,519	1,239,800	122,255	5,715,400
Total		—	—			—		70,687	3,304,700	334,462	16,124,700
Navin Shenoy[3]		—	—			—	1/25/2016	2,510	117,300	28,257	1,504,200
							7/27/2016	3,576	167,200	—	—
							2/1/2017	10,021	468,500	92,069	4,304,200
							8/1/2017	3,384	158,200	31,153	1,456,400
							12/15/2017	67,846	3,171,800	—	—
							1/30/2018	25,061	1,171,600	115,531	5,401,100
Total		—	—			—		112,398	5,254,600	267,010	12,665,900
Brian M. Krzanich[4]		—	—			—	1/25/2016	—	—	150,704	8,022,700
							2/1/2017	—	—	279,938	13,087,100
							1/30/2018	—	—	237,632	11,109,300
Total		—	—			—		—	—	668,274	32,219,100

[1] OSUs granted in 2016 are shown at their actual conversion amount as of February 25, 2019. OSUs granted in 2017 and 2018 are shown at their target amount. The actual conversion of OSUs into Intel shares following the conclusion of the vesting period (37 months following the grant date) will range from 0% to 200% of that target amount. The actual conversion will depend upon Intel's TSR performance versus the TSR benchmark over the applicable three-year performance period, and in the case of the OSUs granted to Mr. Swan on August 15, 2018, over the performance period from June 20, 2018 to February 1, 2021. Listed officers also will receive dividend equivalents on the final shares earned and vested for OSUs granted prior to 2017, which will pay out upon vesting in the form of additional shares.

[2] Mr. Swan's October 25, 2016 RSU award vests annually over three years.

[3] These RSUs vest quarterly over a two-year period.

[4] Mr. Krzanich resigned from the company in June 2018. At the time of his resignation, he was retirement eligible under the pre-existing terms of our equity plan and his equity grant agreements. Certain of his RSUs and OSUs vested under our retirement eligibility provisions, which included 87,430 RSUs and 668,274 OSU shares (for which Mr. Krzanich remained eligible to receive a payout based on actual performance of the applicable performance goals at the end of the performance period). In connection with his resignation, Mr. Krzanich forfeited a total of 58,372 RSUs (18,281 of these RSUs were from his 2017 grant and 40,091 of these RSUs were from his 2018 grant).

PENSION BENEFITS FOR FISCAL YEAR 2018

The following table shows the estimated present value of accumulated pension benefits for the listed officers.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit[1] ($)
Robert H. Swan	Pension Plan	n/a	—
Steven R. Rodgers	Pension Plan	n/a	133,000
Venkata Renduchintala	Pension Plan	n/a	—
Navin Shenoy	Pension Plan	n/a	—
Brian M. Krzanich	Pension Plan	n/a	167,000

[1] Until distribution, these benefits are also reflected in the listed officer's balance reported in the Non-Qualified Deferred Compensation table (other than Mr. Rodgers and Mr. Krzanich). The amounts of these tax-qualified pension plan arrangements are not tied to years of credited service. Upon termination, the amount that the listed officer receives under the non-qualified deferred compensation plan will be reduced by the amount received under the tax-qualified pension plan arrangement. Mr. Swan and Dr. Renduchintala are not eligible for pension benefits as they were hired after January 1, 2011.

The U.S. Intel Minimum Pension Plan is a tax-qualified defined benefit plan with two components. The first component provides participants with retirement income that is determined by a pension formula based on final average compensation, Social Security-covered compensation, and length of service upon separation not to exceed 35 years. It provides pension benefits only if the annuitized value of a participant's account balance in Intel's tax-qualified retirement contribution plan is less than the pension plan benefit, in which case the pension plan funds a net benefit that makes up the difference. As of December 29, 2018, Mr. Rodgers and Mr. Krzanich's amounts included in the table above were associated with this component. Effective January 1, 2015, compensation earned and service accruals were frozen as of December 31, 2014 in the U.S. Intel Minimum Pension Plan for all employees at or above a specific grade level, including all listed officers.

The second component is an arrangement under which pension benefits offset amounts that otherwise would be paid under the non-qualified deferred compensation plan described below. Employees who were participants in the non-qualified deferred compensation plan as of December 31, 2003 were able to consent to a one-time change to the non-qualified deferred compensation plan's benefit formula. This change reduces the employee's distribution amount from the non-qualified deferred compensation plan by the lump sum value of the employee's tax-qualified pension plan arrangement at the time of distribution. Each participant's pension plan arrangement was established as a fixed single life annuity amount based on assumed retirement at age 65. The annual amount of this annuity is $13,500 for Mr. Rodgers and $11,700 for Mr. Krzanich. Mr. Swan and Dr. Renduchintala were not eligible to participate in these arrangements, and Mr. Shenoy elected not to participate.

Each participant's benefit was set based on a number of elements, including his or her non-qualified deferred compensation plan balance as of December 31, 2003, IRS pension rules that consider age and other factors, and limits that Intel sets for equitable administration. The benefit under this portion of the plan is frozen, and accordingly, year-to-year differences in the present value of the accumulated benefit arise mostly from changes in the interest rate used to calculate present value and the participant's age becoming closer to age 65. We calculated the present value assuming that the listed officers will remain in service until age 65, using the interest rate and other assumptions used by Intel for financial statement accounting, as reflected in Note 19 to the financial statements in our Annual Report on Form 10-K for the year ended December 29, 2018. An officer who terminates service before age 65 can elect to receive his or her benefits at any time following termination of employment, but not later than age 65. If such officer works past age 65, then his or her benefits must start upon termination. Distributions before age 55 may be subject to a 10% federal penalty tax.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2018

The following table shows the non-qualified deferred compensation activity for each listed officer during fiscal year 2018.

Name	Executive Contributions in Last Fiscal Year[1] ($)	Intel Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings (Losses) in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions In Last Fiscal Year[4] ($)	Aggregate Balance at Last Fiscal Year-End[5] ($)
Robert H. Swan	2,009,400	143,100	(148,500)	—	2,294,300
Steven R. Rodgers	587,000	102,500	(138,200)	—	2,358,000
Venkata Renduchintala	—	175,300	2,900	—	150,300
Navin Shenoy	645,300	89,300	(327,000)	—	3,063,200
Brian M. Krzanich	1,248,100	280,500	(209,700)	(121,400)	5,114,200

[1] Amounts included in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns for 2018.

[2] These amounts, which accrued during fiscal year 2018 and were credited to the participants' accounts in 2019, are included in the Summary Compensation Table in the "All Other Compensation" column for 2018.

[3] These amounts are not included in the Summary Compensation Table because plan earnings were not preferential or above market.

[4] Withdrawal and distribution amounts are not included in the Summary Compensation Table because these are payouts of prior years' earnings and contributions.

[5] These amounts are as of December 31, 2018 and do not take into account the amounts in the "Intel Contributions in Last Fiscal Year" column in the table above that were accrued during fiscal year 2018 but were credited to the participants' accounts in 2019. The following amounts are included in the fiscal year-end balance and previously were reported as compensation to the listed officers in the Summary Compensation Table for 2006 through 2018 (except for Mr. Swan, who was not a listed officer prior to 2016; Mr. Rodgers, who was not a listed officer prior to 2018; Dr. Renduchintala, who was not a listed officer prior to 2016; Mr. Shenoy, who was not a listed officer prior to 2017; and Mr. Krzanich who was not a listed officer prior to 2012): Mr. Swan, $383,100; Mr. Rodgers, $597,700; Dr. Renduchintala, $147,600; Mr. Shenoy, $606,800; and Mr. Krzanich, $1,912,600.

Intel will distribute the balances reported in the Non-Qualified Deferred Compensation table (plus any future contributions or earnings) to the listed officers in the manner that the officers have chosen under the plan's terms. Some balances reported in the table above include the offset amount that the employee would receive under the tax-qualified pension plan arrangement; the actual amount distributed under this plan will be reduced by the benefit under the pension plan arrangement. See the Pension Benefits table for these amounts.

The following table summarizes the total contributions made by the participant and Intel, including gains, losses, and distributions attributable to such contributions, that were previously reported (or that would have been reported had the participant been a listed officer for all years) in the Summary Compensation Table over the life of the plan. The amounts in the table are as of December 31, 2018 and do not take into account any amounts that were accrued during fiscal year 2018 but were credited to the participants' accounts in 2019.

Name	Aggregate Executive Deferrals over Life of Plan ($)	Aggregate Intel Contributions over Life of Plan ($)
Robert H. Swan	2,294,300	—
Steven R. Rodgers	1,793,000	565,000
Venkata Renduchintala	—	150,300
Navin Shenoy	2,725,800	337,400
Brian M. Krzanich	3,367,200	1,747,000

Intel's non-qualified deferred compensation plan allows certain highly compensated employees, including listed officers, to defer up to 60% of their salary and up to 75% of their annual incentive cash payment. Gains on equity compensation are not eligible for deferral. Intel's contributions to the employee's account represent the portion of Intel's retirement contribution on eligible compensation (consisting of base salary and annual and quarterly incentive cash payments) earned in excess of the tax code covered compensation limit of $275,000 in 2018. Intel's contributions are subject to the same vesting provisions as the retirement contribution plan. After two years of service, Intel's contributions vest in 20% annual increments until the participant is 100% vested after six years of service. Intel's contributions also vest in full upon death, disability, or reaching the age of 60, regardless of years of service. All listed officers, other than Dr. Renduchintala and Mr. Swan, are fully vested in the value of Intel's contributions, as they each completed more than six years of service. Mr. Swan and Dr. Renduchintala will become fully vested in any Intel contributions by 2020 and 2021, respectively.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

All of Intel's listed officers are employed at will, and, other than Dr. Renduchintala and Mr. Swan, without employment agreements or offer letters (subject only to the effect of local labor laws), and we do not maintain any payment arrangements that would be triggered by a "change in control" of Intel. Intel entered into offer letters with each of Dr. Renduchintala and Mr. Swan, which provide for time-limited severance benefits in the event of a termination of employment without cause by Intel within a specified number of years of their joining Intel; these benefits have expired. In January 2019, Intel entered into an offer letter with Mr. Swan in connection with his appointment as CEO.

OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS

SEC rules require companies to report the amounts of benefits that are triggered by termination of employment. These amounts are reported in the following tables under the heading "Payment/Benefit." As noted above, we do not maintain arrangements for listed officers that are triggered by a change in control.

The table below reports the value of payments and benefits available to each of the listed officers upon the following specified events: voluntary separation or retirement, involuntary termination, or death or disability, assuming that the triggering events occurred on December 29, 2018, based on the price per share of Intel common stock on the last trading day of the fiscal year ($46.75 on December 28, 2018). None of the listed officers other than Mr. Krzanich was retirement eligible as of 2018 fiscal year-end. For Mr. Krzanich, the table below sets forth the actual payments and estimated benefits he received in connection with his resignation on June 20, 2018, as a result of him being retirement eligible under the pre-existing terms of the applicable plans and grant agreements. Amounts actually received if any of the listed officers cease to be employed will vary based on factors such as the timing during the year of any such event, the company's stock price, the listed officer's age, performance under the terms of applicable performance-based awards, and any changes to our benefit arrangements and policies.

Amounts shown do not include (i) benefits earned during the term of the listed officer's employment that are available to all benefit-eligible salaried employees, (ii) the value of vested equity awards that the listed officer is entitled to regardless of whether employment is terminated, and (iii) the value of vested deferred compensation and retirement benefits that are also reported in the tables above.

Name	Payment/Benefit[1]	Voluntary Separation or Retirement ($)	Involuntary Termination ($)	Death or Disability ($)
Robert H. Swan[2]	Valuation of RSU Vesting Acceleration	—	1,404,700	7,544,400
	Valuation of OSUs	—	1,784,300	13,800,900
	Other	—	—	—
	Total	—	3,189,000	21,345,300
Steven R. Rodgers	Valuation of RSU Vesting Acceleration	—	—	4,610,100
	Valuation of OSUs	—	—	13,704,700
	Other	—	—	—
	Total	—	—	18,314,800
Venkata Renduchintala	Valuation of RSU Vesting Acceleration	—	—	3,304,700
	Valuation of OSUs	—	—	16,124,700
	Other	—	—	—
	Total	—	—	19,429,400
Navin Shenoy	Valuation of RSU Vesting Acceleration	—	—	5,254,600
	Valuation of OSUs	—	—	12,665,900
	Other	—	—	—
	Total	—	—	17,920,500
Brian M. Krzanich[3]	Valuation of RSU Vesting Acceleration	4,087,400		
	Valuation of OSUs	32,219,100		
	Other	399,800		
	Total	36,706,300		

[1] The OSUs are valued at target amount and the actual shares will not be known until the time of the applicable payout date after the end of the applicable performance period based on actual performance results. Payout may range from 0% to 200% of the target amount.

[2] *Mr. Swan's August 2018 special awards provide for accelerated vesting in the event of his termination by the company without cause or his resignation for good reason.*

[3] *Mr. Krzanich resigned from Intel in June 2018. Amounts above reflect what he actually received upon his resignation unless otherwise noted. In connection with his resignation, Mr. Krzanich forfeited a total of 58,372 RSUs (with the estimated value of $2,728,900 as of December 29, 2018). Certain of Mr. Krzanich's RSUs vested upon his resignation based on his meeting the Rule of 75 retirement eligibility requirements applicable to such RSUs, in accordance with the pre-existing terms of those awards (described in further detail below). While Mr. Krzanich's OSUs vested in full upon his resignation pursuant to the pre-existing terms of those awards, those OSUs remain subject to performance conditions and shares will not be issued under Mr. Krzanich's OSUs until after the end of the applicable performance periods. OSU shares will be issued based on actual achievement of the performance conditions. The total amount of accelerated OSU awards for Mr. Krzanich shown in the table above is based on the price per share of Intel common stock on the last trading day of the fiscal year ($46.75 on December 28, 2018), with the value of the OSUs based on their target amount. Below is a summary of the OSUs granted to Mr. Krzanich that received accelerated vesting. For the 2016 OSU grant, the actual value on February 25, 2019, the payout date, was $8,022,700 based on the price per share of Intel common stock on the payout date ($53.24). For the 2017 and 2018 OSU grants, the actual value of the OSUs will not be known until the time of the applicable payout date after the end of the applicable performance period based on actual performance results. Payout may range from 0% to 200% of the target amount.*

	2016 OSU Grant	2017 OSU Grant	2018 OSU Grant
Accelerated Value	$ 8,022,700	$ 13,087,100	$ 11,109,300
Number of Shares	150,704 (Actual)	279,938 (Target)	237,632 (Target)

Amounts under the Other row represent $399,800 for continued personal security arrangements following his resignation as a result of ongoing threats post-employment.

2018 EQUITY AWARD PROVISIONS

- Unvested OSUs are canceled upon termination of employment for any reason other than retirement, death, or disability. OSUs are fully vested upon retirement under the Rule of 75, when the holder's age and years of service equal at least 75, or reaching the age of 60. OSUs are not settled into shares of Intel stock until after the end of the performance period, even if the holder qualifies for early vesting.

- RSUs are subject to retirement vesting under the rule of Age 60 or the Rule of 75, but not both. Upon retirement under the rule of Age 60, the holder receives one additional year of vesting for every five years of service. Upon retirement under the Rule of 75, the holder receives one additional year of vesting. Additional years of vesting means that any RSUs scheduled to vest within the number of years from the retirement date determined under the rule of Age 60 or Rule of 75 will be vested on the holder's retirement date.

- Upon disability or death, all unvested OSUs and RSUs become 100% vested.

- For details on the 2019 changes to the PSU retirement provisions, see "Compensation Discussion and Analysis; Executive Summary; 2019 Compensation Program Changes" on page 63 of this proxy statement.

CEO PAY RATIO

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The 2018 annual total compensation of our CEO, Mr. Swan, is $16,706,700 (which was calculated based on his reported compensation as best reflecting annual compensation for service as interim CEO), the 2018 annual total compensation of our median compensated employee is $106,900, and the ratio of these amounts is 156 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices, different types of workforce, and operate in different countries and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

As permitted under the SEC rules, we are using the same median employee identified for purposes of our 2018 CEO pay ratio, as we believe the changes to our employee population and compensation have not significantly impacted our ratio, including as a result of the acquisition described below. For purposes of identifying our median compensated employee last year, we used our global employee population as of October 2, 2017, identified based on our human resources system of record, but excluded the approximately 820 employees of Mobileye B.V., a subsidiary acquired in 2017. We used total direct compensation as our consistently applied compensation measure. In this context, total direct compensation means the applicable annual base salary determined as of October 2, 2017, the annual incentive cash target amount or commission target amount payable for service in 2017, and the approved value of the annual equity awards granted during 2017, which we annualized for all permanent employees who did not work for the entire year. To identify our median compensated employee, we then calculated the total direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics. Approximately 77% of our U.S. employees' total direct compensation exceeds our median employee's total direct compensation.

Our median employee works in the U.S. as a full-time sales operations analyst, which is a non-technology position. As of fiscal year-end, we had 107,400 worldwide employees, and the chart to the right shows the breakdown of our employees by region.



PROPOSAL 4

APPROVAL OF AMENDMENT AND RESTATEMENT OF THE 2006 EQUITY INCENTIVE PLAN

The Board of Directors is requesting that stockholders vote in favor of amending and restating the 2006 Equity Incentive Plan (2006 EIP), which would extend the 2006 EIP for an additional three years, among other changes described below. Since the 2006 EIP was first adopted in 2006, it has been our practice to present it to stockholders for re-approval as often as every two years, which allows stockholders to regularly and frequently review our use of equity compensation and to vote upon the continued use of the 2006 EIP. This year, we are requesting an extension of three years, which is a more common duration, but still allows for frequent stockholder review. If this Proposal is approved, the term of the 2006 EIP will extend to 2023; if not approved, the 2006 EIP will terminate in 2020.

The 2006 EIP is the sole active plan for granting equity awards to eligible employees and non-employee directors. The Board believes that our 2006 EIP is in the best interest of stockholders and Intel, as equity awards granted under the plan help to attract, motivate, and retain talented employees and non-employee directors; align employee and stockholder interests; link employee compensation to company performance; and maintain a culture based on employee stock ownership.

Intel has a long-standing practice of granting equity awards not only to its executives and directors, but also broadly among its employees. As of December 29, 2018, Intel had 107,400 employees, all of whom are eligible to receive awards under the 2006 EIP, and of which approximately 87% received an equity award in 2018. The 2006 EIP authorizes us to grant four types of equity awards: stock options, stock appreciation rights (SARs), restricted stock, and restricted stock units (RSUs). In practice, we have used the 2006 EIP to grant time-based RSUs, performance-based RSUs (which we called "OSUs" in the past, but will call "PSUs" going forward; all further references to performance-based restricted stock units in this proposal will use the term "PSUs"), and stock options.

Please note that the following summary of major features of the amended and restated 2006 EIP is qualified in its entirety by reference to the actual text of the amended and restated 2006 EIP, which is included as *Appendix B* to this proxy statement.

KEY CHANGES TO THE 2006 EIP

We are requesting that stockholders approve the amended and restated 2006 EIP, which includes approval of the following:

Extension of the Expiration Date of the 2006 Equity Incentive Plan to June 30, 2023. The 2006 EIP is currently scheduled to expire on June 30, 2020, and we are requesting an extension of the expiration of the plan to June 30, 2023. This extension is different than our past practice of a biennial renewal cycle. We are changing to a triennial renewal cycle after considering stockholder feedback and our own benchmarking, which showed a triennial cycle is more common in our industry. A triennial cycle provides our stockholders with the ability to evaluate and vote on the continuation of our plan on a frequent basis, while aligning Intel with the more common practice among similar public companies.

Addition of 80 Million Shares to Fund the 2006 Equity Incentive Plan through June 2023. The Board requests the addition of 80 million shares to the 2006 EIP. These 80 million shares represent 1.8% of our outstanding shares of common stock as of December 29, 2018. We carefully manage share usage under the 2006 EIP—over the last three fiscal years, our annual gross burn rate has averaged 0.96%. In 2018, we granted equity awards covering 36.4 million shares. If approved, we expect this additional share request would allow us to maintain our regular equity compensation programs without interruption to the end of the extended 2006 EIP's three-year term in June 2023.

Modification of the limit on Outside Director Awards. The 2006 EIP currently provides that non-employee members of the Board may be granted each year awards under the 2006 EIP covering up to 100,000 shares. The proposed amended and restated 2006 EIP would replace this limit with an overall limit on compensation, both equity and cash-based, that may be provided to any one non-employee director in any year. Under the amended and restated 2006 EIP, the aggregate dollar value of compensation (both equity and cash-based) that may be granted under the 2006 EIP or otherwise during any fiscal year to any one non-employee director may not exceed $1,250,000, with the value of equity-based compensation for this purpose determined using the grant date fair value of the award. Under our current non-employee director compensation program, each director is eligible to receive annual compensation valued at no less than $310,000 each year, with additional remuneration for committee, committee chair, and lead director service.

Modification of other individual annual award limits. The 2006 EIP currently limits the number of shares that may be subject to awards granted to an individual participant in any calendar year to no more than three million shares subject to stock options or SARs and no more than two million shares subject to awards of restricted stock or RSUs. The proposed amended and restated 2006 EIP would increase each of these limits to four million shares per calendar year to provide the Compensation Committee and Board with additional flexibility in appropriately sizing equity awards.

Certain Administrative Modifications Relating to the U.S. Tax Cuts and Jobs Act. In addition to the above, the amended and restated 2006 EIP eliminates language that is no longer applicable as a result of the repeal of the "performance-based compensation" exemption to Section 162(m) of the Code, such as language making a distinction between performance criteria and adjustments thereto that were applicable to awards designed to comply with the performance-based compensation exemption under Section 162(m) of the Code and other performance criteria and adjustments that could be applied to awards granted under the 2004 Plan outside the scope of Section 162(m) of the Code.

SHARE RESERVATION

The following table summarizes the number of shares that would be authorized for issuance after December 29, 2018 under our 2006 EIP, if this Proposal is approved. Please note the 2006 EIP and the 2006 Employee Stock Purchase Plan are Intel's only active equity plans. There are not any outstanding equity awards granted and administered by Intel under any other equity plan, except awards under equity plans assumed by Intel in a merger or acquisition of another company.

2006 EIP SHARE RESERVATION

	Millions
Outstanding awards as of December 29, 2018[1]	92.2
Outstanding Options/SARs[2]	3.3
Outstanding RSUs and PSUs	88.9
Additional shares issuable if PSUs vest at maximum payout levels[3]	11.0
Shares available for new grants as of December 29, 2018[4]	174.1
Total number of shares issuable after December 29, 2018 (outstanding awards plus potential new grants)	**277.3**
Additional shares requested under this Proposal[5]	**80.0**
Total shares authorized for issuance after December 29, 2018 (if this Proposal is approved)	**357.3**

[1] *Excludes 7.7M shares issuable, originally granted under plans we assumed in connection with acquisitions. This number also assumes that PSUs outstanding as of December 29, 2018 will convert at 100% of their target amounts upon vesting. PSUs are granted at a target share amount, and can convert into Intel shares anywhere from 0% to 200% of that target amount upon vesting, depending on Intel's total stockholder return performance relative to a comparison group of companies. For more information on PSUs, see "Executive Compensation; Grants of Plan-Based Awards in Fiscal Year 2018."*

[2] *The weighted average exercise price is $24.46. The weighted average remaining term is one year.*

[3] *This is the additional number of shares that would be issued if PSUs outstanding as of December 29, 2018 convert at 200% of their target amounts upon vesting.*

[4] *Assumes PSUs outstanding as of December 29, 2018 vest at maximum payout levels.*

[5] *If this Proposal is approved, an estimated 254.1 million shares would be available for new grants under the 2006 EIP. That number is an estimate because the shares available may increase due to cancellations and expirations and decrease due to new grants between December 29, 2018 and the effective date of the 2006 EIP amendment and restatement.*

IMPORTANT GOVERNANCE FEATURES AND PRACTICES

The amended and restated 2006 EIP and our equity compensation programs are designed to reflect leading corporate governance practices:

FEATURE/PRACTICE	DESCRIPTION
No Liberal Share Recycling	Shares used to pay the exercise price or withholding taxes for an outstanding award, unissued shares resulting from the net settlement of outstanding SARs, and shares purchased by Intel in the open market using the proceeds of option exercises do not become available for issuance as future awards.
No Evergreen Provision	The 2006 EIP does not contain an "evergreen" feature that automatically replenishes the shares available for future grants under the plan.
No Automatic Grants	The 2006 EIP does not provide for automatic grants to any participant.
No Tax Gross-Ups	The 2006 EIP does not provide for any tax gross-ups.
No Discounted Options or SARs	Stock options and SARs may not be granted with exercise prices lower than the market value of the underlying shares on the grant date.
No Repricing without Stockholder Approval	Other than in connection with a change in Intel's capitalization, the purchase price of a stock option or SAR may not be reduced without stockholder approval, and underwater options and SARs may not be exchanged, or canceled and re-granted, for awards with a lower exercise price or for cash without stockholder approval.
No Reload Grants	Reload grants, or the granting of stock options conditioned upon delivery of shares to satisfy the exercise price and/or tax withholding obligation under another employee stock option, are not permitted.
Claw-Back	If the Compensation Committee determines that a participant committed an act of misconduct specified in the 2006 EIP, his or her unvested RSUs (including PSUs) and restricted stock will be canceled and none of his or her options and SARs will be exercisable. If the participant is an executive officer and the Compensation Committee determines that the act of misconduct contributed to a financial restatement, the participant may also be required to repay to Intel certain proceeds from his or her sales of Intel shares. See "Claw-Back Provision for Executive Officers" below.
Individual Limits on Awards	The 2006 EIP limits the number of shares underlying awards that may be granted to a participant in a calendar year. There are further limits on the number that may be granted to a non-employee director.
Minimum Performance Period	Any performance-based RSU or restricted stock award must be based on performance over a period of one year or longer. Our PSUs have a performance period of three years, which we believe promotes the creation of long-term value. Our senior-level employees receive a majority of their equity compensation, by grant date fair value, in PSUs.
Three-Year Plan Term	This amendment and restatement would extend the plan term by three years, which supports our philosophy of frequent stockholder review of the plan, but at a frequency more in line with industry practice. This requires us to regularly and frequently present the 2006 EIP to stockholders for re-approval and extension.
Independent Administration	The 2006 EIP is administered by the Compensation Committee, which is composed entirely of "independent directors" within the meaning of Nasdaq independence requirements, "non-employee directors" as defined in Rule 16b-3 under the Exchange Act.

BACKGROUND ON EQUITY COMPENSATION AT INTEL

Intel granted equity awards to approximately 87% of its employees in 2018 and generally grants awards to more than 80% of employees in any one year. While we typically grant equity awards on a pre-established quarterly schedule, we grant most of our awards in the second quarter of each year as part of our company-wide employee performance evaluation.

EQUITY AWARD GRANTS IN 2018 UNDER THE 2006 EIP

Category	Number of Shares Subject to Awards Granted (in millions)	% of Total 2018 Grants
Non-Employee Directors	0.1	0.3%
Listed Officers	1.1	3.0%
All Other Participating Employees	35.2	96.7%
Total	36.4	100.0%

The Compensation Committee generally limits grants to our listed officers to no more than 5% of the total equity awards granted in any one year. Over the past three fiscal years, on average only 3% of all equity awards were granted to our listed officers.

From 2015 through 2018, we have granted equity awards under the 2006 EIP exclusively in the form of RSUs and PSUs. The employees in our broad-based equity award program receive RSUs. Our senior-level employees and non-employee directors receive PSUs in addition to RSUs, with our senior-level employees generally receiving a majority of their equity awards, by grant date fair value, in the form of PSUs. The payout of PSUs is subject to a performance-based formula. They are granted at a target share amount, and the number of shares a participant ultimately receives, depending on Intel's performance, can range from 0% to 200% of the target. Prior to 2019, the PSU payout depended on Intel's TSR relative to the average TSR of a comparison group of companies over a three-year performance period. For PSUs granted in 2019, the payout depends on two equally weighted performance components. One component is the same TSR formula of past PSUs and the other component is based on Intel's EPS growth over a three-year performance period. For more information on PSUs, see page 63 for a description of our current executive compensation programs.

We believe RSUs and PSUs are an effective means to align the interests of employees and stockholders, and PSUs provide our senior leadership with at-risk compensation that rewards for performance. The number of shares issued under awards may be lower or, in the case of PSUs, higher than the nominal number of shares stated in the awards, but in no case may the limits set forth in the 2006 EIP be exceeded.

NET BURN RATE, GROSS BURN RATE, AND OVERHANG

We review a number of metrics to assess the cumulative impact of our equity compensation program, particularly the following:

- **Net Burn Rate.** Our net burn rate is equal to our total equity awards granted less cancellations, divided by total shares of common stock outstanding at the end of the year. Net burn rate shows how rapidly the shares reserved for our 2006 EIP are being depleted, while reflecting that canceled awards are returned to the plan. Carefully monitoring our net burn rate helps us limit long-term stockholder dilution from our equity compensation program. Intel's long-term goal is to limit the average net burn rate under our 2006 EIP to less than 2%. Over the past three fiscal years, annual net burn rate averaged 0.74% (0.64% in 2018).

- **Gross Burn Rate.** Gross burn rate is another measure of share utilization that differs from net burn rate by not taking into account award cancellations. It is equal to our total equity awards granted divided by total shares of common stock outstanding at the end of the year. Over the last three fiscal years, our annual gross burn rate has averaged 0.96% (0.81% in 2018).

- **Overhang.** Overhang measures potential stockholder dilution and is equal to the number of shares subject to our outstanding equity awards, plus the number of shares available to be granted, divided by total shares of common stock outstanding at the end of the year. Over the past three fiscal years, our overhang has averaged 6.9% (6.3% in 2018). If the 80 million shares requested in this Proposal are added to the number of shares available at the end of 2018, then our overhang in 2018, based on the same calculation, would be 8.1%.

2006 EIP KEY METRICS FOR THE PAST THREE FISCAL YEARS

	2018 (%)	2017 (%)	2016 (%)	Average (%)
Net Burn Rate	0.64	0.70	0.87	0.74
Gross Burn Rate	0.81	0.97	1.12	0.96
Overhang	6.3	7.0	7.3	6.9
Percentage of Equity Awards Granted to Listed Officers	3.0	2.9	3.0	3.0

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of December 29, 2018 regarding equity compensation plans approved and not approved by stockholders (shares in millions).

Plan Category	(A) Number of Shares to Be Issued Upon Exercise of Outstanding Options and Rights[1]	(B) Weighted Average Exercise Price of Outstanding Options ($)[2]	(C) Number of Shares Remaining Available for Future Issuance under Equity Incentive Plans (Excluding Shares Reflected in Column A)[3]
Equity Compensation Plans Approved by Stockholders	110.9	27.11	310.7
Equity Compensation Plans Not Approved by Stockholders[4]	—	—	—
Total	110.9	27.11	310.7

[1] Includes 100.9 million shares granted under the 2006 EIP that are issuable upon RSUs and PSUs vesting, including a maximum of 11.0 million shares that could be issued for outstanding PSUs. The remaining balance consists of outstanding stock option grants.

[2] The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding RSUs and PSUs, which have no exercise price. The weighted average remaining term of the outstanding stock options is 3.3 years.

[3] Includes 136.6 million shares authorized for issuance under the 2006 Employee Stock Purchase Plan and 174.1 million shares authorized under the 2006 EIP, assuming shares will be issued at the maximum vesting amount for outstanding PSUs. If it is assumed that shares will be issued at the target vesting amount for outstanding PSUs, an additional 11.0 million shares would be included in the shares available for future issuance under the 2006 EIP, for a total of 185.1 million shares. This 185.1 million share number is the number reported in Note 20 to the financial statements in our Annual Report on Form 10-K for the year ended December 29, 2018.

[4] 7.7 million shares are issuable under outstanding options and RSUs that were originally granted under plans that we assumed in connection with acquisitions. The weighted-average exercise price of the assumed outstanding options is $28.42. No shares are available for future grants under these assumed plans.

KEY TERMS OF THE AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN

The following is a summary of the key provisions of the amended and restated 2006 EIP, which is subject to stockholder approval of this Proposal. Some of these provisions are described in greater detail below, and the summary and descriptions are qualified by reference to the terms of the amended and restated 2006 EIP, which is set forth as *Appendix B* to this proxy statement.

Plan Term:	May 17, 2006 to June 30, 2023
Eligible Participants:	All of our full-time and part-time employees (107,400 individuals, as of December 29, 2018), where legally eligible to participate, and our non-employee directors (eight individuals, as of December 29, 2018).
Shares Authorized:	357.3 million shares may be issued following December 29, 2018, pursuant to either new grants after that date or awards outstanding as of that date, subject to adjustment only to reflect stock splits and similar changes in Intel's capitalization.
Award Types (available to all eligible participants, including non-employee directors):	(1) RSUs (2) Restricted stock (3) Stock options (4) SARs
Individual Award Limitations:	The 2006 EIP limits the number of shares subject to awards granted to an individual participant in any calendar year to: (1) No more than four million shares subject to stock options or SARs to an individual participant during any calendar year. (2) No more than four million shares subject to restricted stock or RSU grants to an individual participant during any calendar year. These limits are subject to adjustment to reflect stock splits and similar changes in Intel's capitalization and are greater than the number of stock options or RSUs that we have granted to any individual in the past.
Other Award Limitations:	The aggregate dollar value of equity-based awards and cash compensation granted to a non-employee director under the 2006 EIP or otherwise during any fiscal year may not exceed $1,250,000. For purposes of valuing any equity-based compensation, the amount will be determined using the grant date fair value of the award.
Vesting:	No stock option may be exercised less than one year from the grant date (except upon the death, disability, or retirement of the participant). For RSUs and restricted stock, no vesting condition that is based on performance criteria and level of achievement versus such criteria shall be based on performance over a period of less than one year.

NON-EMPLOYEE DIRECTOR AWARDS

Each non-employee director may be granted awards for a number of shares, as determined by the Board, but the grant date fair value of the awards, when combined with the director's annual cash compensation, cannot exceed $1,250,000 in any fiscal year. See page 46 for a description of our current non-employee director compensation program.

VESTING OF RESTRICTED STOCK AND RSUS

The Compensation Committee (or, for non-employee director awards, the Board) may make the grant, issuance, retention, or vesting of restricted stock and RSUs contingent upon, among other conditions, continued employment with Intel, the passage of time, or such performance criteria and the level of achievement against such criteria as it deems appropriate.

VESTING AND EXERCISE OF STOCK OPTIONS AND SARS

The exercise price of stock options granted under the 2006 EIP may not be less than the market value (the average of the high and low market price) of our common stock on the grant date. The stock option term may not be longer than seven years in the case of stock options vesting in full in less than five years, and may not be longer than 10 years in the case of stock options vesting in full in five or more years. The Compensation Committee (or, for non-employee director awards, the Board) will determine when each stock option becomes exercisable, including the establishment of performance-vesting criteria, if any, provided that no stock option may be exercised less than one year from the grant date (except upon the death, disability, or retirement of the participant). Similar terms and limitations apply to SARs.

PERFORMANCE-VESTING CRITERIA

For awards with performance-vesting criteria, the Compensation Committee may, but need not, select one or more of the following factors for such performance-vesting criteria, each of which may be adjusted as provided in the 2006 EIP: (a) cash flow, (b) earnings per share, (c) earnings before one or more of interest, taxes, depreciation, and amortization, (d) return on equity, (e) total stockholder return, (f) share price performance, (g) return on capital, (h) return on assets or net assets, (i) revenue, (j) income or net income, (k) operating income or net operating income, (l) operating profit or net operating profit, (m) gross margin, operating margin or profit margin, (n) return on operating revenue, (o) return on invested capital, (p) market segment share, (q) product release schedules, (r) new product innovation, (s) product cost reduction through advanced technology, (t) brand recognition/acceptance, (u) product ship targets, or (v) customer satisfaction. These factors may be applied either individually, alternatively, or in any combination, to either the company as a whole or to a business unit or subsidiary, either individually, alternatively, or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis, or relative to a pre-established target, to previous years' results, or to a designated comparison group, on a U.S. GAAP or non-GAAP basis.

DIVIDENDS

Unless specified by the Compensation Committee, the shares issuable under an award may not be adjusted to reflect cash dividends or other rights that may be paid or issued to stockholders prior to the issuance of those shares. The committee may specify that dividends or dividend equivalent amounts will be credited and/or payable with respect to the shares subject to an award, unless the award is a stock option or SAR. Furthermore, to the extent dividends or dividend equivalents are credited or payable in connection with an award, the dividends and dividend equivalents must be subject to the same restrictions and risk of forfeiture as the underlying award and may not be paid until the underlying award vests.

TRANSFERABILITY

Awards granted under the 2006 EIP are transferable only by will or the laws of descent and distribution, or to the extent otherwise determined by the Compensation Committee. The committee has sole discretion to permit the transfer of an award.

ADMINISTRATION

The Compensation Committee, which is made up entirely of independent directors, administers the 2006 EIP. The 2006 EIP grants broad authority to the plan administrator to do all things necessary or desirable, in its sole discretion, in connection with the administration of the 2006 EIP. The committee will select the employees who receive awards; determine the number of shares covered thereby; and, subject to the terms and limitations expressly set forth in the 2006 EIP, establish the terms, conditions, and other provisions of the grants. The committee may interpret the 2006 EIP and establish, amend, and rescind any rules related to the 2006 EIP, and make remedial changes to the terms of an outstanding award to comply with applicable laws, regulations, and listing requirements and to avoid unintended consequences resulting from unexpected events.

The Compensation Committee may delegate to a committee of one or more officers the ability to grant awards and take other actions with respect to participants (other than such officers themselves) who are not directors or executive officers, provided that the Compensation Committee specifies limits on the number of awards that may be granted. The Compensation Committee has delegated authority to a committee consisting of the CEO and the Senior Vice President of Human Resources to grant awards to non-executive employees within limits and a budget pre-approved by the Compensation Committee. The Compensation Committee has also delegated administrative and ministerial functions under the 2006 EIP to the Senior Vice President of Human Resources.

CLAW-BACK PROVISION FOR EXECUTIVE OFFICERS

For any participant who is determined by the Board to be an "executive officer," if the Compensation Committee determines that the participant engaged in an act of embezzlement, fraud, or breach of fiduciary duty during the participant's employment that contributed to an obligation to restate Intel's financial statements, the participant may be required to repay option proceeds and/or restricted stock proceeds resulting from any sale or other disposition of shares effected during the 12-month period following the first public issuance or filing with the SEC of the financial statements required to be restated. The term "option proceeds" means, with respect to any sale or other disposition of shares issued or issuable upon exercise of a stock option or SAR, an amount determined appropriate by the committee to reflect the effect of the restatement, up to the amount equal to the number of shares sold or disposed of, multiplied by the difference between the market value per share of Intel's common stock at the time of such sale or disposition and the exercise price. The term "restricted stock proceeds" means, with respect to any sale or other disposition of shares issued or issuable upon vesting of restricted stock or an RSU, an amount determined appropriate by the committee to reflect the effect of the restatement, up to the amount equal to the market value per share of Intel's common stock at the time of such sale or other disposition, multiplied by the number of shares or units sold or disposed of.

AMENDMENTS REQUIRING STOCKHOLDER APPROVAL

The Board may terminate, amend, or suspend the 2006 EIP, provided that stockholder approval is required for any amendment (except those described in "Adjustments" below) that would:

- increase the number of shares that may be issued under the 2006 EIP;

- extend the term of the 2006 EIP;

- change the class of persons eligible to participate in the 2006 EIP;

- grant stock options at less than the market value;

- reduce the price of an outstanding stock option or SAR;

- reprice, repurchase, or exchange underwater stock options or SARs; or

- otherwise implement any amendment required to be approved by stockholders under the Nasdaq rules.

ADJUSTMENTS

In the event of a stock dividend, recapitalization, stock split, combination of shares, extraordinary dividend of cash or assets, reorganization, or exchange of our common stock, or any similar equity restructuring transaction (as that term is used in FASB ASC Topic 718) affecting our common stock, the Compensation Committee will equitably adjust: the number and kind of shares available for grant under the 2006 EIP; the number and kind of shares subject to the various limitations set forth in the 2006 EIP and subject to outstanding awards under the 2006 EIP; and the exercise or settlement price of outstanding stock options and of other awards.

The impact of a merger or other reorganization of Intel on outstanding awards under the 2006 EIP will be specified in the agreement related to the merger or reorganization, subject to the limitations and restrictions set forth in the 2006 EIP. Such agreement may provide for, among other things, assumption of outstanding awards, accelerated vesting or accelerated expiration of outstanding awards, or settlement of outstanding awards in cash.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The U.S. federal income tax rules applicable to awards under the 2006 EIP under the tax code are summarized below. This summary omits the tax laws of any municipality, state, or foreign country in which a participant resides. Generally, taxes are not due when a restricted stock or RSU award is initially granted, but the award becomes taxable when it is no longer subject to a "substantial risk of forfeiture" (generally, when it becomes vested or transferable), in the case of restricted stock, or when shares are issued in connection with vesting, in the case of an RSU. Income tax is calculated on the value of the stock at ordinary rates at that time, and then at capital gain rates when the shares are sold. However, no later than 30 days after a participant receives an award of restricted stock, pursuant to Section 83(b) of the tax code, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the stock at the time of receipt. Provided that the election is made in a timely manner, the participant will not recognize any additional income when the award is no longer transferable or subject to a "substantial risk of forfeiture."

Stock option grants under the 2006 EIP may be intended to qualify as incentive stock options under Section 422 of the tax code or may be non-qualified stock options governed by Section 83 of the tax code. Generally, federal income tax is not due from a participant upon the grant of a stock option, and a deduction is not taken by the company. Under current tax laws, if a participant exercises a non-qualified stock option, he or she will have taxable income equal to the difference between the market price of the common stock on the exercise date and the stock option grant price. We are generally entitled to a corresponding deduction on our income tax return, subject to the deduction limitation imposed by Section 162(m) of the Code.

A participant will not have any taxable income upon exercising an incentive stock option after the applicable holding periods have been satisfied (except that the alternative minimum tax may apply), and we will not receive a deduction when an incentive stock option is exercised.

The treatment of a disposition of shares acquired through the exercise of a stock option depends on how long the shares were held by the participant and whether the shares were acquired by exercising an incentive stock option or a non-qualified stock option. We may be entitled to a deduction in the case of a disposition of shares acquired under an incentive stock option before the applicable holding periods have been satisfied.

Section 409A of the tax code provides additional tax rules governing non-qualified deferred compensation. Generally, Section 409A will not apply to awards granted under the 2006 EIP, but may apply in some cases to RSUs, performance units, and performance shares. For such awards subject to Section 409A, certain officers of the company may experience a delay of up to six months in the settlement of the awards in shares of company stock.

NEW PLAN BENEFITS; MARKET VALUE OF SECURITIES

The Compensation Committee has the discretion to grant awards under the 2006 EIP, and the committee has not determined future awards or who might receive them. Accordingly, the benefits that will be granted or paid under the amended and restated 2006 EIP cannot currently be determined. As of March 18, 2019, the closing price of a share of Intel common stock was $54.10.

PRIOR STOCK OPTION GRANTS UNDER THE 2006 EIP

Pursuant to SEC rules, the following table sets forth the number of shares subject to stock options granted under the 2006 EIP from May 17, 2006 (when the 2006 EIP was initially approved by stockholders) through December 29, 2018.

Name and Position	Number of Shares Underlying Stock Options Granted[1]
Robert H. Swan, Chief Executive Officer (Prior Interim CEO and Executive Vice President, CFO)	—
Steven R. Rodgers Executive Vice President and General Counsel	136,367
Venkata Renduchintala, Group President, Technology, Systems Architecture and Client Group, and Chief Engineering Officer	—
Navin Shenoy, Executive Vice President and General Manager, Data Center Group	157,629
Brian M Krzanich, Former Chief Executive Officer	1,440,717
All current executive officers as a group [2]	1,979,170
All current non-employee directors as a group	—
All employees as a group (excluding current executive officers)	200,001,111

[1] These share numbers do not include shares underlying options that were granted but were subsequently canceled or expired unexercised.

[2] Represents executive officers as of March 3, 2019, which excludes Brian M. Krzanich and includes Todd M. Underwood.

STOCKHOLDER PROPOSALS

The following stockholder proposals will be voted on at the 2019 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

PROPOSAL 5: STOCKHOLDER PROPOSAL ON WHETHER TO ALLOW STOCKHOLDERS TO ACT BY WRITTEN CONSENT

The following stockholder proposal will be voted on at the 2019 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, is the owner of no fewer than 100 shares of Intel common stock and proposes the following resolution:

Proposal 5—Shareholder Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any valid topic for written consent.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal topic also won impressive 42%-support at the Intel 2016 annual meeting. Plus this 42%-vote might have been still higher (above 50%) if all shareholders had access to independent proxy voting advice. This proposal is important at Intel because Intel shareholders do not have the full right to call a special meeting that is available under state law.

It is especially important to open up a new avenue of communication with the Board of Directors, such as written consent, after the Board shut down the long-established in-person annual meeting avenue of communications with shareholders without even allowing shareholders to vote on such a downsizing of shareholder rights.

We now have a virtual annual meeting which means that virtually any shareholder question can be avoided. Any question that is not screened out can be given a vague answer with no shareholder opportunity to seek clarification.

A Board of Directors that does not need to attend a real annual meeting can be inclined to think that management walks on water but this is not borne out, for instance:

Intel CEO Brian Krzanich resigned after a relationship with employee. Mr. Krzanich also raised eyebrows by selling $39 million in Intel shares in November 2017 after Intel learned of potential security flaws in its chips and before this was disclosed publicly.

Criticism and litigation over allegations of microchip security flaws that could expose users to hackers.
August 2018

$1.4 Billion penalty over antitrust allegations related to manufacturer rebates.
September 2017

Alleged neglect of fiduciary duty for employee 401(k) retirement plans.
June 2017

Additional $10 Billion in stock buybacks. Stock buybacks can be a sign of short-termism for executives—sometimes boosting share price without boosting the underlying value, profitability, or ingenuity of the company.
April 2017

Please vote yes to adopt an important avenue of shareholder communication:
Shareholder Right to Act by Written Consent—Proposal 5

BOARD OF DIRECTORS' RESPONSE

The Board recommends a vote against this proposal because the Board views the change that the proposal requests as contrary to the best interests of our stockholders and unnecessary given the company's current governance practices, which include the ability of stockholders owning 15% of our shares to call special meetings and a proxy access right permitting stockholders to nominate director candidates and include such nominations in our proxy materials. Furthermore, our robust stockholder engagement program empowers stockholders to raise their concerns with the company and enables the company to effectively address these concerns in a transparent manner.

SUPPORTING DISCUSSION

Intel engages in a continuous quality improvement approach to corporate governance practices. We monitor and evaluate trends in corporate governance and compare and evaluate new developments against our current practices. We understand that corporate governance is not static. We regularly seek and receive input from stockholders and other commentators on our practices and policies, and the Board's Corporate Governance and Nominating Committee considers this input when reviewing proposals to change practices or policies. Based on a careful review of the proposal and the company's current governance practices, we believe the implementation of the proposal is unnecessary and contrary to the best interests of the stockholders.

In order to allow all stockholders equal time and opportunity to consider and act upon any matter requiring a stockholder vote, the Board believes that any such matter should be presented and considered at an annual or special meeting of stockholders, as currently provided under our Bylaws. In furtherance of this view, the Board recently amended our Bylaws to reduce the minimum aggregate stock ownership required for stockholders to call a special meeting from twenty-five percent (25%) to fifteen percent (15%). Our fifteen percent (15%) stock ownership threshold for calling a special meeting is lower than the majority of S&P 500 companies that allow their stockholders to call special meetings. The Board believes that action at an annual or special meeting aligns with stockholder interests to a greater degree than action by written consent. In the context of an annual or special meeting of stockholders, all company stockholders have the opportunity to express their views and otherwise engage in dialogue regarding proposed actions, and may participate in the stockholder vote. These meetings occur at a time and date that is announced publicly in advance of the meeting. In contrast, the proposal would permit subsets of stockholders, including short-term or special interest stockholders, to use the written consent procedure at any time and as frequently as they choose with full power to act on significant matters, potentially without notice to all stockholders, and without all stockholders having a fair opportunity to consider and vote on the merits of a proposed action. Not only could such a written consent process disadvantage stockholders, but it also could impose significant financial and administrative burdens on the company.

The Board further believes that an ability to act by written consent is unnecessary since the company actively engages with stockholders throughout the year to provide an open and constructive forum for stockholders to express concerns. Our relationship with our stockholders is an important part of our company's success. Our stockholder engagement allows us to better understand our stockholders' priorities and perspectives, and enables the company to effectively address the issues that matter most to our stockholders. In the past year, we have pursued multiple avenues for engagement, including in-person and teleconference meetings with many stockholders. Through these activities, we discuss and receive input, provide additional information, and address questions on our corporate strategy, executive compensation programs, corporate governance, and other topics of interest to our stockholders, such as our corporate responsibility activities discussed above.

In sum, we believe that the proposal is not aligned with stockholders' interests, and that the combination of our ongoing dialogue with stockholders and our current corporate governance practices, including a meaningful special meeting right and proxy access right, renders the proposal's implementation unnecessary.



RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote "AGAINST" this proposal for Intel to grant stockholders the right to act by written consent.

PROPOSAL 6: STOCKHOLDER PROPOSAL REQUESTING A REPORT ON THE RISKS ASSOCIATED WITH EMERGING PUBLIC POLICIES ADDRESSING THE GENDER PAY GAP

The following stockholder proposal will be voted on at the 2019 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

Arjuna Capital, 1 Elm Street, Manchester, MA 01944, on behalf of Laura J. Ballance and Lucas Jozef Suer who are the owners of 120 shares of Intel common stock, proposes the following resolution:

Gender Pay Equity

Whereas: The World Economic Forum estimates the gender pay gap costs the economy 1.2 trillion dollars annually. The *median* income for women working full time in the United States is 80 percent of that of their male counterparts. This disparity can equal nearly half a million dollars over a career. The gap for African American and Latina women is 60 percent and 55 percent. At the current rate, women will not reach pay parity until 2059.

United States companies have begun reporting statistically adjusted equal pay for equal work numbers, assessing the pay of men and women performing similar jobs, but mostly ignore *median* pay gaps. Regulation in the United Kingdom now mandates disclosure of median gender pay gaps. And while Intel reported a 32.5 median pay gap for its United Kingdom operations, it has not published median information for its global operations.

Intel reports women earn 100 percent of the compensation received by men on a statistically adjusted equal pay basis. Yet, that statistically adjusted number alone fails to consider how discrimination affects differences in opportunity. In contrast, median pay gap disclosures address the structural bias that affects the jobs women hold, particularly when men hold most higher paying jobs.

Women account for 26.8 percent of Intel's employees, but only 19.4 percent of leadership. *McKinsey* reports women in the tech hardware industry hold 22 percent of leadership positions and 16 percent of C-suite positions. *Mercer* finds actively managing pay equity "is associated with higher current female representation at the professional through executive levels and a faster trajectory to improved representation."

Research from *Morgan Stanley, McKinsey,* and *Robeco Sam* suggests gender diverse leadership leads to superior stock price performance and return on equity. *McKinsey* states, "the business case for the advancement and promotion of women is compelling." Best practices include "tracking and eliminating gender pay gaps."

Public policy risk is of concern, not only in the United Kingdom, but in the United States as well. The Paycheck Fairness Act pends before Senate. California, Massachusetts, New York, and Maryland have strengthened equal pay legislation. The Congressional Joint Economic Committee reports 40 percent of the wage gap may be attributed to discrimination.

Resolved: Shareholders request Intel report on the risks to the company associated with emerging public policies addressing the gender pay gap, including associated reputational, competitive, and operational risks, and risks related to recruiting and retaining female talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

The gender pay gap is defined as the difference between male and female *median* earnings expressed as a percentage of male earnings (Organization for Economic Cooperation and Development).

Supporting Statement: A report adequate for investors to assess company strategy and performance would include the percentage *global median* pay gap between male and female employees across race and ethnicity, including base, bonus and equity compensation.

BOARD OF DIRECTORS' RESPONSE

Intel believes that the proposal is unnecessary and impractical for the following reasons:

- Intel is committed to gender pay equity and to fairly and equitably compensating all of our employees, and Intel is committed to continuing to assess and close pay gaps to maintain gender pay equity globally.

- In our most recent evaluation of the gender pay gap for Intel's global workforce, Intel incorporated equity-based compensation into our calculations and took specific action to close gaps that were identified.

- As announced in January, Intel achieved gender pay equity across our worldwide workforce.

- Intel publishes data on our evaluation of the gender pay gap on an on-going basis.

SUPPORTING DISCUSSION

A diverse workforce and inclusive culture are essential to our evolution and growth, and Intel's commitment to achieving gender pay equity is central to making Intel a truly inclusive workplace, which we believe is a key factor in employee performance, productivity, and engagement.

With a diverse workforce of 107,400 regular employees in over 50 countries as of fiscal year-end, identifying and closing gender pay equity gaps is a complicated task. Intel's legal and human resources teams have worked with third-party experts using proven statistical modeling techniques to identify countries where gender pay gaps exist. Moreover, our gender pay equity policies and practices are just one aspect of Intel's robust portfolio of programs and policies designed to recruit, retain, and empower women at Intel.

Intel defines pay equity as closing the gap in the average pay between employees of different genders or races and ethnicities for which data is available, in the same or similar roles, after accounting for legitimate business factors that can explain differences, such as performance, tenure and country location. On January 22, 2019, Intel announced that it had achieved gender pay equity across our worldwide workforce, marking a major milestone in our efforts for global inclusion and empowerment of women. This achievement was the direct result of a years-long evaluation of global gender pay equity and follows our announcement that in 2017 we achieved gender and racial pay equity for all U.S. employees.

Not only has Intel expanded pay equity to our global workforce, we also have evolved our methodology to evaluate gender pay equity in order to take a more comprehensive approach. In the past, adjustments were only made to the cash portion of employees' compensation, meaning base pay and bonus, to address pay equity. In 2018, Intel began evaluating total compensation, including stock grants. Individual employees who were identified as having a gap received appropriate adjustments. We believe that our methodology for identifying and closing pay equity gaps is more aligned with the interests of Intel's employees than the methodology requested by the proposal, which is not commonly used for assessing pay equity in the United States and would require Intel to compare compensation of male and female employees at the median without adjusting for their different roles, experiences, performance, locations, and other factors.

Moreover, our pay analyses are only one aspect of our many programs to promote gender and ethnic equality at Intel. In 2018, Intel achieved full representation in its U.S. workforce, meaning our workforce reflects the percent of women and underrepresented minorities available in the U.S. skilled labor market. This achievement was the result of a comprehensive strategy that took into account hiring, retention and progression. We also help foster our employees' development and advancement through numerous other programs, including more than 30 different employee resource groups, such as the Women at Intel Network, the Network of Intel African American Employees, the Intel Latino Network, and others.

Although Intel has achieved global gender pay equity, we recognize that our work in encouraging pay equity is never complete. Just as we have over the past several years, we will continue to take a multi-faceted approach to assessing equal pay and equal representation in our global workforce.



RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote "AGAINST" this proposal requesting the preparation of a report on Intel's global median gender pay gap, including certain associated risks.

PROPOSAL 7: STOCKHOLDER PROPOSAL REQUESTING AN ANNUAL ADVISORY VOTE ON POLITICAL CONTRIBUTIONS

The following stockholder proposal will be voted on at the 2019 Annual Stockholders' Meeting if properly presented by or on behalf of the stockholder proponent.

Stockholder NorthStar Asset Management, Inc., Funded Pension Plan, P.O. Box 301840, Boston, MA 02130, is the owner of 775 shares of Intel common stock and proposes the following resolution:

Aligning Political Contributions and Company Policies

Whereas:

Corporate political contributions have become an increased risk since the Supreme Court ruling in *Citizens United v. Federal Election Commission* allowed for greater corporate political expenditures involving "electioneering communications";

Better disclosure and clearer paper trails for political contributions allow consumers and watchdog groups to know when companies make contributions to organizations that affect change that conflicts with company stated practices;

Shareholders believe Intel should minimize reputational risk regarding corporate and Intel PAC political contributions;

Intel's website and policies indicate that environmental protection, immigration reform, and nondiscrimination are priorities for our Company, yet our Company or its PAC has made political contributions that may undermine those stated policies, values, and goals, such as:

- IPAC made a contribution to Iowa Representative Steve King in May 2018 despite his repeated public statements which indicate his relationships with white supremacists;

- Intel's 10-K lists climate change as a risk to the business, yet the in the 2015-2016 election cycle, IPAC contributed to at least 51 Members of Congress who have been identified as climate change deniers;

- Intel states that it relies on highly skilled international applicants, however IPAC has contributed to 6 of the 10 cosponsors of the Protect and Grow American Jobs Act—an act which appears to propose potentially problematic changes to the H1-B visa process;

Shareholders recognize that conflicting issues may exist in the decision-making process of which political candidates to support, and are concerned that these decisions may be beyond the scope of Company management to determine. Accordingly, due to risks to shareholder value that may come from political missteps, shareholders should have the opportunity to weigh in on political contributions in the forthcoming year.

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on political contributions describing:

- the Company's and IPAC policies on electioneering and political contributions and communications,
- any political contributions known to be anticipated during the forthcoming fiscal year,
- management's analysis of the alignment between the Company's and IPAC's prior year and next fiscal year political contribution expenditures as compared to the Company's values, policies, and stated goals and an explanation of the rationale for any contributions found incongruent;
- management's analysis of any resultant risks to our company's brand, reputation, or shareholder value;
- and providing an advisory shareholder vote approving or prohibiting political contributions for the forthcoming year.

Supporting Statement: "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

BOARD OF DIRECTORS' RESPONSE

Intel believes that the proposal is unnecessary and impractical for the following reasons:

- Intel already provides significant disclosure regarding our policies, processes, and oversight of political contributions in line with current best practices advocated by a number of leading organizations. In 2018, Intel scored 94.3% in the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, and was highlighted again as one of the "trendsetter companies."

- Intel does not use corporate funds to make political contributions of the type that were the subject of the Supreme Court decision in the *Citizens United v. Federal Election Commission* (*Citizens United*) case.

- Intel publishes data on our direct and indirect political contributions on our website and in our annual Corporate Responsibility Report. As those reports show, the overall amount of contributions by the company and the Intel Political Action Committee (IPAC) for political and office-holder support, including Intel's "indirect spending" by trade associations to which Intel paid dues, is relatively modest.

We regularly evaluate our political spending for effectiveness and alignment as part of our contributions process. We recognize that it is impractical and unrealistic to expect that our company, stockholders, and stakeholders will agree with every issue that a politician or trade association may support, particularly given our strategy of bipartisan giving. As part of our process, we assess recipients' overall voting records related to our key policy issues and make funding decisions that we believe in aggregate will have the greatest benefit for our stockholders and key stakeholders. We also continue to strengthen our review process over time based on stakeholder feedback.

SUPPORTING DISCUSSION

Intel maintains a high degree of oversight, governance, and transparency around our corporate political activity and accordingly believes that this proposal is unnecessary. Intel works with governments, organizations, and industries around the world to advocate for policies that encourage new ideas, promote fair commerce, and protect resources. We also work to educate political candidates about the implications of public policy decisions for our business, and provide financial support to candidates who hold positions consistent with our business objectives. Stockholders and other interested persons can find extensive information on our policies and processes through our Political Accountability Guidelines and can learn even more about our processes, policy positions, and annual corporate and IPAC contributions through our annual Corporate Responsibility Report and other information that is available on our website. Our policies, practices, and disclosures reflect the fact that we have proactively engaged with the Center for Political Accountability and other organizations to understand best practice expectations on this issue and that for years we have been committed to continuous improvement in this area. As a result of our existing practices and disclosures, Intel has been repeatedly recognized as a leader in disclosure and accountability with respect to its political activities. For the fourth year in a row, in 2018, Intel scored 94.3% in the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, which benchmarks the political disclosure and accountability policies and practices of leading U.S. companies. Among the 493 S&P 500 companies studied on the CPA-Zicklin Index, the average total score was only 44.1%. Intel was highlighted again on the CPA-Zicklin Index as one of the "trendsetter companies."

Our Political Accountability Guidelines, which we initially drafted in 2006, and review annually, are publicly available on our Corporate Responsibility website at *www.intel.com/responsibility*. The guidelines state that we will not contribute corporate funds to federal election candidates or political parties. In response to the Citizens United court decision, we updated these guidelines in 2011 to state that we will not make independent political expenditures or fund electioneering communications, as those terms are defined by applicable law. The guidelines set forth our policy and process for formally approving and reviewing corporate political contributions. A committee of Intel employees reviews all requests for contributions on behalf of IPAC against our public policy priorities. Decisions are also made based on states and districts with a significant Intel presence and candidates' leadership on important Intel priorities. Both IPAC and corporate contributions are subject to the approval of the Vice President of Intel's Government and Policy Group, and the Board's Corporate Governance and Nominating Committee annually reviews an analysis of Intel's corporate contributions during the preceding year.

Intel's annual Corporate Responsibility Report— available through a link on our Investor Relations website at *www.intc.com*, on our Corporate Responsibility website at *www.intel.com/responsibility*. and on our Public Policy website at *www.intel.com/policy*— summarizes our positions on public policy issues that are important to our business. The report links to detailed information covering Intel's and IPAC's political contributions for the previous year sorted by recipient. IPAC's approach targets balanced support of Democratic and Republican Party candidates each year. Moreover, no corporate funds are contributed to IPAC other than for administrative expenses, and all employee participation in IPAC is voluntary.

With respect to indirect political spending, the Corporate Responsibility Report and supporting documents provide information on our approach to the issue of trade association alignment, include disclosure on Intel's payments to industry and trade organizations, and provide a breakdown of the amount of dues payments to our top associations that are applied toward political activities. We also file quarterly reports detailing our lobbying activities with the Secretary of the U.S. Senate and the Clerk of the U.S. House of Representatives, available on the Senate and House Lobbying Disclosure Act websites.

Our existing disclosures demonstrate that the amount of contributions by the company and IPAC for political and office-holder support is relatively modest. Given the modest amounts that we contribute for political purposes and the wide range of public policy issues addressed in a given year by candidates and trade associations, we believe that it is best to focus our expenditures on candidates and organizations that can best support our public policy priorities, including those that enable us to continue on our path of innovation. We do so recognizing that we may not be aligned 100% with every position supported by those candidates or organizations on all policy matters. Through our process, we assess recipients' overall voting records related to our key policy issues and make funding decisions that we believe in aggregate across multiple issues will have the greatest benefit for our stockholders and key stakeholders. To reinforce our perspectives, we have enhanced our effort to communicate our values to contribution recipients when our contributions are made. In addition, in 2018 we made additional changes to further strengthen our review process, including an analysis of candidates' public statements in addition to voting records. Where we find cases of significant misalignment with contribution recipients across multiple priority issues, we will take action to realign future funding decisions. We understand that our many stakeholders will have different views on individual candidates and contributions based on their own policies. We proactively engage with investors and our stakeholders through our integrated outreach activities throughout the year and invite ongoing input and questions about our policy priorities and contributions approach. Based on our assessments, we have found a high overall level of alignment of our contributions across our multiple policy priorities.

In short, while we agree with the proponent on the importance of oversight and disclosure around corporate political activity, we believe that contributions made during the most recent cycle are highly aligned with our ultimate goal of protecting and enhancing long-term stockholder value. We do not believe that preparing an additional report as requested by the proponent would provide our stockholders with any more meaningful information than is already provided through our existing disclosure. We believe that the steps Intel has already taken—establishing comprehensive policies with Board oversight and robust review processes, providing detailed disclosure, and proactively engaging with external stakeholders—are the most practical and effective approach to addressing this issue.



RECOMMENDATION OF THE BOARD

The Board of Directors recommends that you vote "AGAINST" this proposal for Intel to complete a political contributions cost-benefit analysis report.

ADDITIONAL MEETING INFORMATION

ONLINE MEETING

We are pleased this year to again conduct the 2019 Annual Stockholders' Meeting solely online via the Internet through a live webcast and online stockholder tools. We continue to use the virtual annual meeting format to facilitate stockholder attendance and participation by leveraging technology to communicate more effectively and efficiently with our stockholders. This format empowers stockholders to participate fully from any location around the world, at no cost. We have designed the virtual format to enhance stockholder access and participation and protect stockholder rights. For example:

- **We Encourage Questions.** Our stockholders have multiple opportunities to submit questions for the meeting. Stockholders may submit a question online in advance or live during the meeting, following the instructions below. During the meeting, we will answer as many stockholder-submitted questions as time permits. As we did last year, we have committed to publishing and answering each question received following the meeting.

- **We Believe in Transparency.** Although the live webcast is available only to stockholders at the time of the meeting, following completion of the 2019 Annual Stockholders' Meeting, a webcast replay, final report of the inspector of election, and the answers to all questions asked by investors in connection with the annual meeting will be posted to our Investor Relations website at *www.intc.com* for at least one year.

- **We Proactively Take Steps to Facilitate Your Participation.** During the annual meeting, proponents of the stockholder proposals included in this proxy statement will have a dedicated call-in line to facilitate their ability to present their proposals. In addition, we offer live technical support for all stockholders attending the meeting.

MEETING ADMISSION

You are entitled to attend and participate in the virtual 2019 Annual Stockholders' Meeting only if you were an Intel stockholder as of the close of business on March 18, 2019 or if you hold a valid proxy for the annual meeting. If you are not an Intel stockholder, you may still view the meeting online at *https://intel.onlineshareholdermeeting.com*.

Attending Online. If you plan to attend the annual meeting online, please be aware of what you will need to gain admission, as described below. If you do not comply with the procedures described here for attending the annual meeting online, you will not be able to participate in the annual meeting but may view the annual meeting webcast. Stockholders may participate in the annual meeting by visiting *https://intel.onlineshareholdermeeting.com*; interested persons who were not stockholders as of the close of business on March 18, 2019 may view, but not participate, in the annual meeting via *https://intel.onlineshareholdermeeting.com*.

To attend online and participate in the annual meeting, stockholders of record will need to use their control number on their Notice of Internet Availability of Proxy Materials or proxy card to log into *https://intel.onlineshareholdermeeting.com*; beneficial stockholders who do not have a control number may gain access to the meeting by logging into their brokerage firm's website and selecting the stockholder communications mailbox to link through to the annual meeting; instructions should also be provided on the voting instruction card provided by their broker, bank, or other nominee.

Stockholders of record—those holding shares directly with Computershare Trust Company, N.A.—will be on a list maintained by the inspector of elections.

"Beneficial" or "street name" stockholders—those holding shares through a broker, bank, or other nominee.

We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 8:15 a.m. Pacific Time. If you have difficulties during the check-in time or during the annual meeting, we will have technicians ready to assist you with any difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the annual meeting, please call (855) 449-0991.

Asking Questions. Stockholders have multiple opportunities to submit questions to Intel for the annual meeting. Stockholders who wish to submit a question in advance may do so at either *www.proxyvote.com* or on our annual meeting website, *https://intel.onlineshareholdermeeting.com*. Stockholders also may submit questions live during the meeting. Stockholders can also access copies of the proxy statement and annual report at our annual meeting website.

VOTING BEFORE OR DURING THE MEETING

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without participating in the annual meeting. We encourage stockholders to vote well before the annual meeting, even if they plan to attend the virtual meeting, by completing proxies online or by telephone, or, if they received printed copies of these materials, by mailing their proxy cards. Stockholders can vote via the Internet in advance of or during the meeting. Stockholders who attend the virtual annual meeting should follow the instructions at *https://intel.onlineshareholdermeeting.com* to vote or submit questions during the meeting.

Voting online during the meeting will replace any previous votes, and the online polls will close at 9:15 a.m. Pacific Time on May 16, 2019.

Revoking Your Proxy or Changing Your Vote. Stockholders of record may revoke their proxy at any time before the electronic polls close by submitting a later-dated vote online during the annual meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the annual meeting. Beneficial stockholders may revoke any prior voting instructions by contacting the broker, bank, or other nominee that holds their shares or by voting online during the meeting.

Voting Standards. On March 18, 2019, the record date for the annual meeting, 4,498,668,442 shares of Intel common stock were outstanding. In order to have a quorum at the meeting, a majority of the shares outstanding on the record date must be present at the scheduled time of the meeting in person or by proxy. Each share of our common stock outstanding on the record date is entitled to one vote on each of the 10 director nominees and one vote on each other matter. To be elected, directors must receive a majority of the votes cast (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). Approval of each of the other matters on the agenda requires the affirmative vote of a majority of the shares of common stock present or represented by proxy during the meeting.

Effect of Abstentions and Broker Non-Votes. Shares voted "abstain" and shares not represented at the meeting have no effect on the election of directors. For each of the other proposals, abstentions have the same effect as "against" votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in "broker non-votes" on proposals other than the ratification of the selection of Ernst & Young as our independent registered public accounting firm for 2019. Any shares represented by "broker non-votes" are not considered votes cast or entitled to vote and therefore will not impact the outcome of such proposals. Accordingly, we encourage you to vote promptly, even if you plan to attend the virtual annual meeting.

The following chart describes the proposals to be considered at the meeting, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted:

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
Election of directors	For, against, or abstain on each nominee.	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee.	No effect.	No effect. No broker discretion to vote.
Ratification of selection of Ernst & Young LLP	For, against, or abstain.	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon.	Counted as vote. Same effect as votes against.	Brokers have discretion to vote.
Advisory vote to approve executive compensation of our listed officers	For, against, or abstain.	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon.	Counted as vote. Same effect as votes against.	No effect. No broker discretion to vote.
Approval of amendment and restatement of the 2006 Equity Incentive Plan	For, against, or abstain.	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon.	Counted as vote. Same effect as votes against.	No effect. No broker discretion to vote.
Stockholder proposals, if properly presented at the annual meeting	For, against, or abstain.	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon.	Counted as vote. Same effect as votes against.	No effect. No broker discretion to vote.

Voting Instructions. If you complete and submit your proxy voting instructions, the individuals named as proxies will follow your instructions. If you are a stockholder of record and you submit proxy voting instructions but do not direct how to vote on each item, the individuals named as proxies will vote as the Board recommends on each proposal. The individuals named as proxies will vote on any other matters properly presented at the annual meeting in accordance with their best judgment. Our Bylaws set forth requirements for advance notice of any nominations or agenda items to be brought up for voting at the annual meeting, and we have not received timely notice of any such matters other than the items from the Board of Directors described in this proxy statement.

PROXY SOLICITATION

We will bear the expense of soliciting proxies, and we have retained D.F. King & Co., Inc. to solicit proxies for a fee of $30,000 plus a reasonable amount to cover expenses. Our directors, officers, and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail, or otherwise. We are required to request brokers, banks, and other nominees that hold stock in their names to furnish our proxy materials to the beneficial owners of the stock, and we must reimburse these brokers, banks, and other nominees for the expenses of doing so, in accordance with statutory fee schedules. We currently estimate that this reimbursement will cost us more than $2.3 million.

INSPECTOR OF ELECTIONS

Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of elections to tabulate stockholder votes for the annual meeting.

STOCKHOLDER LIST

Intel's list of stockholders as of March 18, 2019 will be available for inspection for 10 days prior to the annual meeting. If you want to inspect the stockholder list, call our Investor Relations department at (408) 765-1480 to schedule an appointment. In addition, the list of stockholders will also be available during the annual meeting through the meeting website for those stockholders who choose to attend.

VOTING RESULTS

We will announce preliminary results during the annual meeting. We will report final results at *www.intc.com* and in a filing with the SEC on Form 8-K.

OTHER MATTERS

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, among others, to file with the SEC an initial report of ownership of our stock on Form 3 and reports of changes in ownership on Form 4 or Form 5. Individuals subject to Section 16 are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. As a matter of practice, our administrative staff assists our executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files those reports on their behalf. Based solely on a review of the copies of such forms in our possession and on written representations from reporting individuals, we believe that all of our officers and directors filed the required reports on a timely basis under Section 16(a) for fiscal year 2018, except that, due to an administrative error, one Form 4 was filed two business days late to report the annual grants of RSU and OSU awards (and, in the case of Mr. Bhusri, the grant of RSUs in lieu of director fees) for each of the following individuals: Drs. Ishrak, Liu, Renduchintala, and Yoffie, and Messrs. Bhusri, Bryant, Hundt, Krzanich, Pottruck, Shenoy, Smith, Swan, Wilson, and Yeary, and Mr. Kevin McBride.

2020 STOCKHOLDER PROPOSALS OR NOMINATIONS

Stockholder Proposals to Be Included in the Proxy Statement. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some stockholder proposals may be eligible for inclusion in our 2020 proxy statement. These stockholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8, to our principal executive offices in care of our Corporate Secretary by one of the means discussed below in the "Communicating with Us" section of this proxy statement. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received. We must receive all submissions no later than the close of business (5:00 p.m. Pacific Time) on December 5, 2019.

We strongly encourage any stockholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and stockholders may find it helpful to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement. Our Corporate Governance and Nominating Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as director nominees, see the "Corporate Governance" section of this proxy statement.

Intel engages in a continuous quality improvement approach to corporate governance practices. We monitor and evaluate trends and events in corporate governance and compare and evaluate new developments against our current practices; we understand that corporate governance is not static. We seek and receive input from stockholders and other commentators on our practices and policies, and our Board and the Board's Corporate Governance and Nominating Committee consider this input when reviewing proposals to change practices or policies.

Director Nominations to Be Included in the Proxy Statement (Proxy Access). We have adopted proxy access, whereby a stockholder (or a group of up to 20 stockholders) who has held at least 3% of our stock for three years or more may nominate a director and have that nominee included in our proxy materials, provided that the stockholder and nominee satisfy the requirements specified in our Bylaws. Any stockholder who intends to use these procedures to nominate a candidate for election to the Board for inclusion in our 2020 proxy statement must satisfy the requirements specified in our Bylaws and must provide notice to our Corporate Secretary, which must be received no earlier than the close of business on November 5, 2019 and no later than the close of business on December 5, 2019. The notice of proxy access must include information specified in our Bylaws, including information concerning the nominee and information about the stockholder's ownership of and agreements related to our stock. If the 2020 annual meeting is held more than 30 days from the anniversary of the 2019 Annual Stockholders' Meeting, a stockholder seeking to nominate a candidate for election to the Board pursuant to the proxy access provisions of the Bylaws must submit notice of any such nomination no earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which the date of such meeting is first publicly announced by Intel.

Other Business and Director Nominations to Be Presented at the Annual Meeting. In addition, under our Bylaws, a stockholder who intends to nominate a candidate for election to the Board or to propose any business for presentation at our 2020 annual meeting (other than precatory (non-binding) proposals presented under Rule 14a-8) pursuant to the advance notice provisions of the Bylaws, must give notice to our Corporate Secretary between December 18, 2019 and the close of business on January 17, 2020. The notice must include information specified in our Bylaws, including information concerning the nominee or proposal, as the case may be, and information about the stockholder's ownership of and agreements related to our stock. If the 2020 annual meeting is held more than 30 days from the anniversary of the 2019 Annual Stockholders' Meeting, a stockholder seeking to nominate a candidate for election to the Board or propose any business at our 2020 annual meeting pursuant to the advance notice provisions of the Bylaws must submit notice of any such nomination and of any such proposal that is not made pursuant to

Rule 14a-8 by the later of the 60th day before the 2020 annual meeting or the 10th day following the day on which the date of such meeting is first publicly announced by Intel.

We will not entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our Bylaws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination. The Bylaws are posted on our website at *www.intc.com/policies-and-guidelines*. To make a submission or to request a copy of our Bylaws, stockholders should contact our Corporate Secretary. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination.

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements that involve a number of risks and uncertainties. Words such as "anticipates," "expects," "intends," "goals," "plans," "believes," "seeks," "estimates," "continues," "may," "will," "would," "should," "could," and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, projected growth and trends in markets relevant to our businesses, future products and the expected availability and benefits of such products, uncertain events or assumptions, including statements relating to total addressable market (TAM) or market opportunity, and other characterizations of future events or circumstances are forward-looking statements. Such statements are based on management's expectations as of the date of this filing, or an earlier date if indicated, and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include those described throughout our Annual Report on Form 10-K and particularly in "Risk Factors" within Other Key Information. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this proxy statement and in other documents we file from time to time with the SEC that disclose risks and uncertainties that may affect our business. The forward-looking statements in this proxy statement do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of the date of this filing. In addition, the forward-looking statements in this proxy statement are made as of the date of this filing, or an earlier date if indicated, including expectations based on third-party information and projections that management believes to be reputable, and Intel does not undertake, and expressly disclaims any duty, to update such statements, whether as a result of new information, new developments, or otherwise, except to the extent that disclosure may be required by law.

FINANCIAL STATEMENTS

Our financial statements for the year ended December 29, 2018 are included in our 2018 Annual Report, which we provide to our stockholders at the same time as this proxy statement. Our annual report and this proxy statement are also posted on our website at *www.intc.com/annuals.cfm.* **If you have not received or do not have access to the annual report, call our Investor Relations department at (408) 765-1480, and we will send a copy to you without charge, or send a written request to Intel Corporation, Attn: Investor Relations, M/S RNB-4-148, 2200 Mission College Blvd., Santa Clara, California 95054-1549.**

COMMUNICATING WITH US

Visit our main website at *www.intel.com* for information on our products and technologies, marketing programs, worldwide locations, customer support, job listings, and other company-related topics. Our Investor Relations website at *www.intc.com* contains stock information, earnings and conference webcasts, annual reports, and corporate governance and historical financial information, as well as links to our SEC filings and our Governance and Corporate Responsibility site.

To communicate with the Board, suggest a director candidate, make a stockholder proposal, provide notice of an intention to nominate candidates (including proxy access candidates) or introduce business at the annual meeting, or revoke a prior proxy instruction, contact our Corporate Secretary via e-mail at *corporate.secretary@intel.com,* or by mail to Susie Giordano, Intel Corporation, M/S RNB-4-151, 2200 Mission College Blvd., Santa Clara, California 95054-1549.

For questions regarding:	Contact:
Annual meeting	Intel Investor Relations, (408) 765-1480 Intel Corporation, Attn: Investor Relations, M/S RNB-4-148 2200 Mission College Blvd. Santa Clara, California 95054-1549
Stock ownership for stockholders of record	Computershare Trust Company, N.A. www.computershare.com/contactus (800) 298-0146 (within the U.S. and Canada) (312) 360-5123 (worldwide)
Stock ownership for beneficial holders	Your broker, bank, or other nominee
Voting	D.F. King (866) 796-7178 (within the U.S. and Canada) (212) 269-5550 (worldwide)

STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Intel stock but who share the same address, we have adopted an SEC-approved procedure called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive a single copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notify us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding and you would like to have separate copies of our Notice of Internet Availability of Proxy Materials, annual report, or proxy statement mailed to you, please submit a request to our Corporate Secretary at the address specified above under "Other Matters; Communicating with Us," or call our Investor Relations department at (408) 765-1480, and we will promptly send you the requested materials. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for this year's annual meeting, you will need to follow the instructions included in the Notice of Internet Availability that was sent to you. You can also contact our Investor Relations department if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

If you are a beneficial stockholder and you share an address with other beneficial stockholders, your broker, bank, or other institution is permitted to deliver a single copy of the proxy materials and Notice of Internet Availability of Proxy Materials to your address, unless you otherwise request separate copies.

By Order of the Board of Directors

Susie Giordano
Corporate Secretary

Santa Clara, California
April 3, 2019

Intel, the Intel logo, Centrino, Intel Core, Intel Optane, Pentium, Stratix, and Xeon are trademarks of Intel Corporation or its subsidiaries in the U.S. and/or other countries.

* Other names and brands may be claimed as the property of others.

NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results in accordance with GAAP, this document contains references to the non-GAAP financial measures described below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

Our non-GAAP operating income and diluted earnings per share reflect adjustments for the following items, as well as the related income tax effects. Income tax effects have been calculated using an appropriate tax rate for each adjustment. We also provide a non-GAAP financial measure of free cash flow and adjusted net income, as described below. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations from these results should be carefully evaluated.

ACQUISITION-RELATED ADJUSTMENTS

Deferred revenue write-down: Sales to distributors are made under agreements allowing for subsequent price adjustments and returns, and prior to 2018, were deferred until the products were resold by the distributor. Business combination accounting principles require us to write down to fair value the deferred revenue assumed in our acquisitions, as we have limited performance obligations associated with this deferred revenue. Our GAAP revenue and related cost of sales for the subsequent reselling by distributors to end customers after an acquisition do not reflect the full amounts that would have been reported if the acquired deferred revenue was not written down to fair value. The non-GAAP adjustments made in Q1 2016 eliminated the effect of the deferred revenue write-down associated with our acquisition of Altera. We believe these adjustments are useful to investors as an additional means to reflect revenue and gross margin trends of our business.

Inventory valuation adjustments: Business combination accounting principles require us to measure acquired inventory at fair value. The fair value of inventory reflects the acquired company's cost of manufacturing plus a portion of the expected profit margin. The non-GAAP adjustments to our cost of sales exclude the expected profit margin component that is recorded under business combination accounting principles associated with our acquisitions of Mobileye and Altera. We believe the adjustments are useful to investors as an additional means to reflect cost of sales and gross margin trends of our business.

Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets consists of amortization of intangible assets such as developed technology, brands, and customer relationships acquired in connection with business combinations. We record charges related to the amortization of these intangibles within both cost of sales and operating expenses in our GAAP financial statements. Amortization charges for our acquisition-related intangible assets are inconsistent in size and are significantly impacted by the timing and valuation of our acquisitions. Consequently, our non-GAAP adjustments exclude these charges to facilitate an evaluation of our current operating performance and comparisons to our past operating performance.

Other acquisition-related charges: Other acquisition-related charges exclude the impact of other charges associated with the acquisitions of Mobileye and Altera. These charges primarily include bankers' fees, compensation-related costs, and valuation charges for stock-based compensation incurred related to the acquisitions. We believe these adjustments are useful to investors as an additional means to reflect the spending trends of our business.

RESTRUCTURING AND OTHER CHARGES

Restructuring charges are costs associated with a formal restructuring plan and are primarily related to employee severance and benefit arrangements. Other charges include asset impairments, pension charges, and costs associated with the ISecG divestiture. We exclude restructuring and other charges, including any adjustments to charges recorded in prior periods, for purposes of calculating certain non-GAAP measures. We believe that these costs do not reflect our current operating performance. Consequently, our non-GAAP adjustments exclude these charges to facilitate an evaluation of our current operating performance and comparisons to our past operating performance.

ONGOING MARK-TO-MARKET ON MARKETABLE EQUITY SECURITIES

We exclude gains and losses resulting from ongoing mark-to-market adjustments of our marketable equity securities, after the initial mark-to-market adjustment is recorded upon a security becoming marketable, when calculating certain non-GAAP measures, as we do not believe this volatility correlates to our core operational performance. Consequently, our non-GAAP earnings per share figures exclude these impacts to facilitate an evaluation of our current performance and comparisons to our past operating performance.

GAINS OR LOSSES FROM DIVESTITURE

We divested ISecG in Q2 2017 and Wind River in Q2 2018. We exclude gains or losses and related tax impacts resulting from divestitures when calculating certain non-GAAP measures. We believe making these adjustments facilitates a better evaluation of our current operating performance and comparisons to our past operating performance.

TAX REFORM ADJUSTMENT

We recognized a higher income tax expense in Q4 2017 as a result of Tax Reform and have made adjustments to the original estimate in 2018. We exclude the Q4 2017 provisional tax estimate and 2018 provisional tax adjustments relating to the transition tax on our previously untaxed foreign earnings and the remeasurement of our deferred income taxes to the new U.S. statutory tax rate for purposes of calculating certain non-GAAP measures. We believe making this adjustment facilitates a better evaluation of our current operating performance and comparisons to past operating results.

FREE CASH FLOW

We reference a non-GAAP financial measure of free cash flow, which is used by management when assessing our sources of liquidity, capital resources, and quality of earnings. We believe this non-GAAP financial measure is helpful to investors in understanding our capital requirements and provides an additional means to reflect the cash flow trends of our business.

Following are the reconciliations of our most comparable GAAP measures to our non-GAAP measures presented:

Years Ended (In Millions, Except Per Share Amounts)	Dec 29, 2018	Dec 30, 2017	Dec 31, 2016
Operating income	$23,316	$18,050	$13,133
Deferred revenue write-down, net of cost of sales	—	—	64
Inventory valuation adjustments	—	55	387
Amortization of acquisition-related intangible assets	1,305	1,089	1,231
Other acquisition-related charges	—	113	100
Restructuring and other charges	(72)	384	1,744
Non-GAAP operating income	**$24,549**	**$19,691**	**$16,659**
Earnings per share—Diluted	$ 4.48	$ 1.99	$ 2.12
Deferred revenue write-down, net of cost of sales	—	—	0.01
Inventory valuation adjustments	—	0.01	0.08
Amortization of acquisition-related intangible assets	0.28	0.22	0.25
Other acquisition-related charges	—	0.02	0.02
Restructuring and other charges	(0.02)	0.08	0.39
(Gains) losses from divestitures	(0.11)	(0.08)	—
Ongoing mark-to-market on marketable equity securities	0.03	—	—
Tax Reform	(0.06)	1.13	—
Income tax effect	(0.02)	0.09	(0.15)
Non-GAAP earnings per share—Diluted	**$ 4.58**	**$ 3.46**	**$ 2.72**

Years Ended (In Millions)	Dec 29, 2018	Dec 30, 2017	Dec 31, 2016	Dec 26, 2015	Dec 27, 2014
Net cash provided by operating activities	$ 29,432	$ 22,110	$ 21,808	$19,018	$ 20,418
Additions to property, plant and equipment	(15,181)	(11,778)	(9,625)	(7,326)	(10,105)
Free cash flow	**$ 14,251**	**$ 10,332**	**$ 12,183**	**$11,692**	**$ 10,313**
Net cash used for investing activities	**$(11,239)**	**$(15,762)**	**$(25,817)**	**$ (8,183)**	**$ (9,905)**
Net cash provided by (used for) financing activities	**$(18,607)**	**$ (8,475)**	**$ (5,739)**	**$ 1,912**	**$(13,611)**

ADJUSTED NET INCOME

We believe adjusting net income to exclude the one-time charge related to Tax Reform for purposes of incentive compensation facilitates a better evaluation of our current operating performance against prior periods and our peers. Following is the reconciliation of our most comparable GAAP measure to our non-GAAP measure presented:

	Dec 29, 2018	Dec 30, 2017
Net Income	$21,053	$ 9,601
Tax Reform	(294)	5,444
Adjusted Net Income	**$20,759**	**$15,045**

INTEL CORPORATION

2006 EQUITY INCENTIVE PLAN
AS AMENDED AND RESTATED EFFECTIVE MAY ~~18, 2017~~16, 2019

1. PURPOSE

The purpose of this Intel Corporation 2006 Equity Incentive Plan (the "Plan") is to advance the interests of Intel Corporation, a Delaware corporation, and its Subsidiaries (hereinafter collectively "Intel" or the "Corporation"), by stimulating the efforts of employees who are selected to be participants on behalf of Intel, aligning the long-term interests of participants with those of stockholders, heightening the desire of participants to continue in working toward and contributing to the success of Intel, assisting Intel in competing effectively with other enterprises for the services of new employees necessary for the continued improvement of operations, and to attract, motivate and retain the best available individuals for service to the Corporation. This Plan permits the grant of stock options, stock appreciation rights, restricted stock and restricted stock units, each of which shall be subject to such conditions based upon continued employment, passage of time or satisfaction of performance criteria as shall be specified pursuant to the Plan.

2. DEFINITIONS

(a) "Award" means a stock option, stock appreciation right, restricted stock or restricted stock unit granted to a Participant pursuant to the Plan.

(b) "Board of Directors" means the Board of Directors of the Corporation.

(c) "Code" shall mean the Internal Revenue Code of 1986, as such is amended from time to time, and any reference to a section of the Code shall include any successor provision of the Code.

(d) "Committee" shall mean the committee appointed by the Board of Directors from among its members to administer the Plan pursuant to Section 3.

(e) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and any reference to a section of the Exchange Act shall include any successor provision of the Exchange Act.

(f) "Outside Director" shall mean a member of the Board of Directors who is not otherwise an employee of the Corporation.

(g) "Participants" shall mean those individuals to whom Awards have been granted from time to time and any authorized transferee of such individuals.

(h) "Performance Award" means an Award the grant, issuance, retention, vesting and/or settlement of which is subject to satisfaction of one or more of the Qualifying Performance Criteria specified in Section 10(b).

(i) "Plan" means this Intel Corporation 2006 Equity Incentive Plan.

(j) "Share" shall mean a share of common stock, $.001 par value, of the Corporation or the number and kind of shares of stock or other securities which shall be substituted or adjusted for such shares as provided in Section 11.

(k) "Subsidiary" means any corporation or entity in which Intel Corporation owns or controls, directly or indirectly, fifty percent (50%) or more of the voting power or economic interests of such corporation or entity.

3. ADMINISTRATION

(a) *Composition of Committee.* This Plan shall be administered by the Committee. The Committee shall consist of two or more Outside Directors who shall be appointed by the Board of Directors. The Board of Directors shall fill vacancies on the Committee and may from time to time remove or add members of the Committee. The Board of Directors, in its sole discretion, may exercise any authority of the Committee under this Plan in lieu of the Committee's exercise thereof, and in such instances references herein to the Committee shall refer to the Board of Directors.

(b) *Delegation and Administration.* The Committee may delegate to one or more separate committees (any such committee a "Subcommittee") composed of one or more directors of the Corporation (who may but need not be members of the Committee) the ability to grant Awards and take the other actions described in Section 3(c) with respect to Participants who are not executive officers, and such actions shall be treated for all purposes as if taken by the Committee. The Committee may delegate to a Subcommittee of one or more officers of the Corporation the ability to grant Awards and take the other actions described in Section 3(c) with respect to Participants (other than any such officers themselves) who are not directors or executive officers, provided however that the resolution so authorizing such officer(s) shall specify the total number of Shares, rights or options such

Subcommittee may so award, and such actions shall be treated for all purposes as if taken by the Committee. Any action by any such Subcommittee within the scope of such delegation shall be deemed for all purposes to have been taken by the Committee, and references in this Plan to the Committee shall include any such Subcommittee. The Committee may delegate the day to day administration of the Plan to an officer or officers of the Corporation or one or more agents, and such administrator(s) may have the authority to execute and distribute agreements or other documents evidencing or relating to Awards granted by the Committee under this Plan, to maintain records relating to the grant, vesting, exercise, forfeiture or expiration of Awards, to process or oversee the issuance of Shares upon the exercise, vesting and/or settlement of an Award, to interpret the terms of Awards and to take such other actions as the Committee may specify. Any action by any such administrator within the scope of its delegation shall be deemed for all purposes to have been taken by the Committee and references in this Plan to the Committee shall include any such administrator, provided that the actions and interpretations of any such administrator shall be subject to review and approval, disapproval or modification by the Committee.

(c) *Powers of the Committee.* Subject to the express provisions and limitations set forth in this Plan, the Committee shall be authorized and empowered to do all things necessary or desirable, in its sole discretion, in connection with the administration of this Plan, including, without limitation, the following:

(i) to prescribe, amend, and rescind rules and regulations relating to the Plan, including the forms of Award Agreement and manner of acceptance of an Award, and to take or approve such further actions as it determines necessary or appropriate to the administration of the Plan and Awards, such as correcting a defect or supplying any omission, or reconciling any inconsistency so that the Plan or any Award Agreement complies with applicable law, regulations and listing requirements and so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of Nasdaq, disruption of communications or natural catastrophe) deemed by the Committee to be inconsistent with the purposes of the Plan or any Award Agreement, provided that no such action shall be taken absent stockholder approval to the extent required under Section 13;

(ii) to determine which persons are eligible to be Participants, to which of such persons, if any, Awards shall be granted hereunder and the timing of any such Awards, and to grant Awards;

(iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events, or other factors;

(iv) to establish or verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award;

(v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical);

(vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 11;

(vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Corporation; and

(viii) to make all other determinations deemed necessary or advisable for the administration of this Plan.

(d) *Effect of Change in Status.* The Committee shall have the discretion to determine the effect upon an Award and upon an individual's status as an employee under the Plan (including whether a Participant shall be deemed to have experienced a termination of employment or other change in status) and upon the vesting, expiration or forfeiture of an Award in the case of (i) any individual who is employed by an entity that ceases to be a Subsidiary of the Corporation, (ii) any leave of absence approved by the Corporation or a Subsidiary, (iii) any transfer between locations of employment with the Corporation or a Subsidiary or between the Corporation and any Subsidiary or between any Subsidiaries, (iv) any change in the Participant's status from an employee to a consultant or member of the Board of Directors, or vice versa, and (v) at the request of the Corporation or a Subsidiary, any employee who becomes employed by any partnership, joint venture, corporation or other entity not meeting the requirements of a Subsidiary.

(e) *Determinations of the Committee.* All decisions, determinations and interpretations by the Committee regarding this Plan shall be final and binding on all persons. The Committee may consider such factors as it deems relevant to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any director, officer or employee of the Corporation and such attorneys, consultants and accountants as it may select. Any decision or action by the Committee may be contested only by a Participant or other holder of an Award and only on the grounds that such decision or action was arbitrary or capricious or was unlawful, and any review of such decision or action shall be limited to determining whether the Committee's decision or action was arbitrary or capricious or was unlawful.

4. PARTICIPANTS

Awards under the Plan may be granted to any person who is an employee or Outside Director of the Corporation. Outside Directors may be granted Awards only pursuant to Section 9 of the Plan. The status of the Chairman of the Board of Directors as an employee or Outside Director shall be determined by the Committee. Any person designated by the Corporation as an independent contractor shall not be treated as an employee and shall not be eligible for Awards under the Plan.

5. EFFECTIVE DATE AND EXPIRATION OF PLAN

(a) *Effective Date.* This Plan was originally approved by the Board of Directors on February 23, 2006 and became effective on May 17, 2006. The current amendment and restatement of the Plan was approved by the Board of Directors on March ~~22, 2017~~13, 2019 and became effective on May ~~18, 2017~~16, 2019.

(b) *Expiration Date*. The Plan shall remain available for the grant of Awards until June 30, ~~2020~~2023 or such earlier date as the Board of Directors may determine; provided, however, that ISOs (as defined below) may not be granted under the Plan after the 10th anniversary of the date of the Board of Directors' most recent approval of the Plan. The expiration of the Committee's authority to grant Awards under the Plan will not affect the operation of the terms of the Plan or the Corporation's and Participants' rights and obligations with respect to Awards granted on or prior to the expiration date of the Plan.

6. SHARES SUBJECT TO THE PLAN

(a) *Aggregate Limits.* Subject to adjustment as provided in Section 11, the aggregate number of Shares authorized for issuance after December ~~31, 2016~~29, 2018 pursuant to Awards under the Plan is ~~372,100~~357,300,000. The Shares subject to the Plan may be either Shares reacquired by the Corporation, including Shares purchased in the open market, or authorized but unissued Shares. Any Shares subject to an Award which for any reason expires or terminates unexercised or is not earned in full may again be made subject to an Award under the Plan. Notwithstanding the preceding sentence, the following Shares may not again be made available for issuance as Awards under the Plan: (i) Shares not issued or delivered as a result of the net settlement of an outstanding Stock Appreciation Right, (ii) Shares used to pay the exercise price or withholding taxes related to an outstanding Award, or (iii) Shares repurchased on the open market with the proceeds of the option exercise price.

(b) *Tax Code Limits.* The aggregate number of Shares that may be earned pursuant to Stock Options or Stock Appreciation Rights granted under this Plan during any calendar year to any one Participant shall not exceed ~~3~~4,000,000. The aggregate number of Shares that may be earned pursuant to Restricted Stock or Restricted Stock Unit Awards granted under this Plan during any calendar year to any one Participant shall not exceed 4~~2~~,000,000. Notwithstanding anything to the contrary in this Plan, the foregoing limitations shall be subject to adjustment under Section 11~~, but only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code.~~ . The aggregate number of Shares issued after December ~~31, 2016~~29, 2018 pursuant to incentive stock options granted under the Plan shall not exceed ~~372,100~~357,300,000, which limitation shall be subject to adjustment under Section 11 only to the extent that such adjustment is consistent with adjustments permitted of a plan authorizing incentive stock options under Section 422 of the Code.

7. PLAN AWARDS

(a) *Award Types.* The Committee, on behalf of the Corporation, is authorized under this Plan to grant, award and enter into the following arrangements or benefits under the Plan provided that their terms and conditions are not inconsistent with the provisions of the Plan: stock options, stock appreciation rights, restricted stock and restricted stock units. Such arrangements and benefits are sometimes referred to herein as "Awards." The Committee, in its discretion, may determine that any Award granted hereunder shall be a Performance Award.

(i) *Stock Options.* A "Stock Option" is a right to purchase a number of Shares at such exercise price, at such times, and on such other terms and conditions as are specified in or determined pursuant to the document(s) evidencing the Award (the "Option Agreement"). The Committee may grant Stock Options intended to be eligible to qualify as incentive stock options ("ISOs") pursuant to Section 422 of the Code and Stock Options that are not intended to qualify as ISOs ("Non-qualified Stock Options"), as it, in its sole discretion, shall determine.

(ii) *Stock Appreciation Rights.* A "Stock Appreciation Right" or "SAR" is a right to receive, in cash or stock (as determined by the Committee), value with respect to a specific number of Shares equal to or otherwise based on the excess of (i) the market value of a Share at the time of exercise over (ii) the exercise price of the right, subject to such terms and conditions as are expressed in the document(s) evidencing the Award (the "SAR Agreement").

(iii) *Restricted Stock.* A "Restricted Stock" Award is an award of Shares, the grant, issuance, retention and/or vesting of which is subject to such conditions as are expressed in the document(s) evidencing the Award (the "Restricted Stock Agreement").

(iv) *Restricted Stock Unit.* A "Restricted Stock Unit" Award is an award of a right to receive, in cash or stock (as determined by the Committee) the market value of one Share, the grant, issuance, retention and/or vesting of which is subject to such conditions as are expressed in the document(s) evidencing the Award (the "Restricted Stock Unit Agreement").

(b) *Grants of Awards.* An Award may consist of one of the foregoing arrangements or benefits or two or more of them in tandem or in the alternative.

8. EMPLOYEE PARTICIPANT AWARDS

(a) *Grant, Terms and Conditions of Stock Options and SARs*

The Committee may grant Stock Options or SARs at any time and from time to time prior to the expiration of the Plan to eligible employee Participants selected by the Committee. No Participant shall have any rights as a stockholder with respect to any Shares subject to Stock Options or SARs hereunder until said Shares have been issued. Each Stock Option or SAR shall be evidenced only by such agreements, notices and/or terms or conditions documented in such form (including by electronic communications) as may be approved by the Committee. Each Stock Option grant will expressly identify the Stock Option as an ISO or as a Non-qualified Stock Option. Stock Options or SARs granted pursuant to the Plan need not be identical but each must contain or be subject to the following terms and conditions:

(i) *Price.* The purchase price (also referred to as the exercise price) under each Stock Option or SAR granted hereunder shall be established by the Committee. The purchase price per Share shall not be less than 100% of the market value of a Share on the date of grant. For purposes of the Plan, "market value" shall mean the average of the high and low sales prices of the Corporation's common stock. The exercise price of a Stock Option shall be paid in cash or in such other form if and to the extent permitted by the Committee, including without limitation by delivery of already owned Shares, withholding (either actually or by attestation) of Shares otherwise issuable under such Stock Option and/or by payment under a broker-assisted sale and remittance program acceptable to the Committee.

(ii) *No Repricing.* Other than in connection with a change in the Corporation's capitalization or other transaction as described in Section 11(a) through (d) of the Plan, the Corporation shall not, without stockholder approval, reduce the purchase price of a Stock Option or SAR and, at any time when the purchase price of a Stock Option or SAR is above the market value of a Share, the Corporation shall not, without stockholder approval (except in the case of a transaction described in Section 11(a) through (d) of the Plan), cancel and re-grant or exchange such Stock Option or SAR for a new Award with a lower (or no) purchase price or for cash.

(iii) *No Reload Grants.* Stock Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Corporation in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(iv) *Duration, Exercise and Termination of Stock Options and SARs.* Each Stock Option or SAR shall be exercisable at such time and in such installments during the period prior to the expiration of the Stock Option or SAR as determined by the Committee. The Committee shall have the right to make the timing of the ability to exercise any Stock Option or SAR subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Committee. At any time after the grant of a Stock Option, the Committee may reduce or eliminate any restrictions on the Participant's right to exercise all or part of the Stock Option, except that no Stock Option shall first become exercisable within one (1) year from its date of grant, other than upon the death, disability or retirement of the person to whom the Stock Option was granted, in each case as specified in the Option Agreement.

Each Stock Option or SAR that vests in full in less than five (5) years (standard grants) must expire within a period of not more than seven (7) years from the grant date and each Stock Option or SAR that vests in full in five (5) or more years (long-term retention grants) must expire within a period of not more than ten (10) years from the grant date. In each case, the Option Agreement or SAR Agreement may provide for expiration prior to the end of the stated term of the Award in the event of the termination of employment or service of the Participant to whom it was granted.

(v) *Suspension or Termination of Stock Options and SARs.* If at any time (including after a notice of exercise has been delivered) the Committee, including any Subcommittee or administrator authorized pursuant to Section 3(b) (any such person, an "Authorized Officer"), reasonably believes that a Participant, other than an Outside Director, has committed an act of misconduct as described in this Section, the Authorized Officer may suspend the Participant's right to exercise any Stock Option or SAR pending a determination of whether an act of misconduct has been committed. If the Committee or an Authorized Officer determines a Participant, other than an Outside Director, has committed an act of embezzlement, fraud, dishonesty, nonpayment of any obligation owed to Intel, breach of fiduciary duty or deliberate disregard of Corporation rules resulting in loss, damage or injury to the Corporation, or if a Participant makes an unauthorized disclosure of any Corporation trade secret or confidential information, engages in any conduct constituting unfair competition, induces any customer to breach a contract with the Corporation or induces any principal for whom Intel acts as agent to terminate such agency relationship, neither the Participant nor his or her estate shall be entitled to exercise any Stock Option or SAR whatsoever. In addition, for any Participant who is designated as an "executive officer" by the Board of Directors, if the Committee determines that the Participant engaged in an act of embezzlement, fraud or breach of fiduciary duty during the Participant's employment that contributed to an obligation to restate the Corporation's financial statements ("Contributing Misconduct"), the Participant shall be required to repay to the Corporation, in cash and upon demand, the Option Proceeds (as defined below) resulting from any sale or other disposition (including to the Corporation) of Shares issued or issuable upon exercise of a Stock Option or SAR if the sale or disposition was effected during the twelve-month period following the first public issuance or filing with the SEC of the financial statements required to be restated. The term "Option Proceeds" means, with respect to any sale or other disposition (including to the Corporation) of Shares issuable or issued upon exercise of a Stock Option or SAR, an amount determined appropriate by the Committee to reflect the effect of the restatement, up to the amount equal to the number of Shares sold or disposed of multiplied by the difference between the market value per Share at the time of such sale or disposition and the exercise price. The return of Option Proceeds is in addition to and separate from any other relief available to the Corporation due to the executive officer's Contributing Misconduct. Any determination by the Committee or an Authorized Officer with respect to the foregoing shall be final, conclusive and binding on all interested parties. For any Participant who is an executive officer, the determination of the Committee or of the Authorized Officer shall be subject to the approval of the Board of Directors.

(vi) *Conditions and Restrictions Upon Securities Subject to Stock Options or SARs.* Subject to the express provisions of the Plan, the Committee may provide that the Shares issued upon exercise of a Stock Option or SAR shall be subject to such further conditions or agreements as the Committee in its discretion may specify prior to the exercise of such Stock Option or SAR, including, without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions. The obligation to make payments with respect to SARs may be satisfied through cash payments or the delivery of Shares, or a combination thereof as the Committee shall determine. The Committee may establish rules for the deferred delivery of Common Stock upon exercise of a Stock Option or SAR with the deferral evidenced by use of Restricted Stock Units equal in number to the number of Shares whose delivery is so deferred.

(vii) *Other Terms and Conditions.* Stock Options and SARs may also contain such other provisions, which shall not be inconsistent with any of the foregoing terms, as the Committee shall deem appropriate.

(viii) *ISOs.* Stock Options intending to qualify as ISOs may only be granted to employees of the Corporation within the meaning of the Code, as determined by the Committee. No ISO shall be granted to any person if immediately after the grant of such Award, such person would own stock, including stock subject to outstanding Awards held by him or her under the Plan or any other plan established by the Corporation, amounting to more than ten percent (10%) of the total combined voting power or value of all classes of stock of the Corporation. To the extent that the Option Agreement specifies that a Stock Option is intended to be treated as an ISO, the Stock Option is intended to qualify to the greatest extent possible as an "incentive stock option" within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Corporation that the Stock Option is or will be determined to qualify as an ISO. If and to the extent that any Shares are issued under a portion of any Stock Option that exceeds the $100,000 limitation of Section 422 of the Code, such Shares shall not be treated as issued under an ISO notwithstanding any designation otherwise. Certain decisions, amendments, interpretations and actions by the Committee and certain actions by a Participant may cause a Stock Option to cease to qualify as an ISO pursuant to the Code and by accepting a Stock Option the Participant agrees in advance to such disqualifying action.

(b) *Grant, Terms and Conditions of Restricted Stock and Restricted Stock Units*

The Committee may grant Restricted Stock or Restricted Stock Units at any time and from time to time prior to the expiration of the Plan to eligible employee Participants selected by the Committee. A Participant shall have rights as a stockholder with respect to any Shares subject to a Restricted Stock Award hereunder only to the extent specified in this Plan or the Restricted Stock Agreement evidencing such Award. Awards of Restricted Stock or Restricted Stock Units shall be evidenced only by such agreements, notices and/or terms or conditions documented in such form (including by electronic communications) as may be approved by the Committee. Awards of Restricted Stock or Restricted Stock Units granted pursuant to the Plan need not be identical but each must contain or be subject to the following terms and conditions:

(i) *Terms and Conditions.* Each Restricted Stock Agreement and each Restricted Stock Unit Agreement shall contain provisions regarding (a) the number of Shares subject to such Award or a formula for determining such, (b) the purchase price of the Shares, if any, and the means of payment for the Shares, (c) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable and/or vested, (d) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares as may be determined from time to time by the Committee, (e) restrictions on the transferability of the Shares and (f) such further terms and conditions as may be determined from time to time by the Committee, in each case not inconsistent with this Plan.

(ii) Sale *Price.* Subject to the requirements of applicable law, the Committee shall determine the price, if any, at which Shares of Restricted Stock or Restricted Stock Units shall be sold or awarded to a Participant, which may vary from time to time and among Participants and which may be below the market value of such Shares at the date of grant or issuance.

(iii) *Share Vesting.* The grant, issuance, retention and/or vesting of Shares under Restricted Stock or Restricted Stock Unit Awards shall be at such time and in such installments as determined by the Committee or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain and/or vesting of Shares under Restricted Stock or Restricted Stock Unit Awards subject to continued employment, passage of time and/or such performance criteria and level of achievement versus these criteria as deemed appropriate by the Committee, which criteria may be based on financial performance and/or personal performance evaluations. No condition that is based on performance criteria and level of achievement versus such criteria shall be based on performance over a period of less than one year. ~~Notwithstanding anything to the contrary herein, the performance criteria for any Restricted Stock or Restricted Stock Unit that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Restricted Stock Award is granted.~~

(iv) *Termination of Employment.* The Restricted Stock or Restricted Stock Unit Agreement may provide for the forfeiture or cancellation of the Restricted Stock or Restricted Stock Unit Award, in whole or in part, in the event of the termination of employment or service of the Participant to whom it was granted.

(v) *Restricted Stock Units.* Except to the extent this Plan or the Committee specifies otherwise, Restricted Stock Units represent an unfunded and unsecured obligation of the Corporation and do not confer any of the rights of a stockholder until Shares are issued thereunder. Settlement of Restricted Stock Units upon expiration of the deferral or vesting period shall be made in Shares or otherwise as determined by the Committee. Dividends or dividend equivalent rights shall be payable in cash or in additional shares with respect to Restricted Stock Units only to the extent specifically provided for by the Committee and subject to the limitations of Section 10(c). Until a Restricted Stock Unit is settled, the number of Shares represented by a Restricted Stock Unit shall be subject to adjustment pursuant to Section 11. Any Restricted Stock Units that are settled after the Participant's death shall be distributed to the Participant's designated beneficiary(ies) or, if none was designated, the Participant's estate.

(vi) *Suspension or Termination of Restricted Stock and Restricted Stock Units.* If at any time the Committee, including any Subcommittee or administrator authorized pursuant to Section 3(b) (any such person, an "Authorized Officer"), reasonably believes that a Participant, other than an Outside Director, has committed an act of misconduct as described in this Section, the Authorized Officer may suspend the vesting of Shares under the Participant's Restricted Stock or Restricted Stock Unit Awards pending a determination of whether an act of misconduct has been committed. If the Committee or an Authorized Officer determines a Participant, other than an Outside Director, has committed an act of embezzlement, fraud, dishonesty, nonpayment of any obligation owed to Intel, breach of fiduciary duty or deliberate disregard of Corporation rules resulting in loss, damage or injury to the Corporation, or if a Participant makes an unauthorized disclosure of any Corporation trade secret or confidential information, engages in any conduct constituting unfair competition, induces any customer to breach a contract with the Corporation or induces any principal for whom Intel acts as agent to terminate such agency relationship, the Participant's Restricted Stock or Restricted Stock Unit Agreement shall be forfeited and cancelled. In addition, for any Participant who is designated as an "executive officer" by the Board of Directors, if the Committee determines that the Participant engaged in an act of embezzlement, fraud or breach of fiduciary duty during the Participant's employment that contributed to an obligation to restate the Corporation's financial statements ("Contributing Misconduct"), the Participant shall be required to repay to the Corporation, in cash and upon demand, the Restricted Stock Proceeds (as defined below) resulting from any sale or other disposition (including to the Corporation) of Shares issued or issuable upon the vesting of Restricted Stock or a Restricted Stock Unit if the sale or disposition was effected during the twelve-month period following the first public issuance or filing with the SEC of the financial statements required to be restated. The term "Restricted Stock Proceeds" means, with respect to any sale or other disposition (including to the Corporation) of Shares issued or issuable upon vesting of Restricted Stock or a Restricted Stock Unit, an amount determined appropriate by the Committee to reflect the effect of the restatement, up to the amount equal to the market value per Share at the time of such sale or other disposition multiplied by the number of Shares or units sold or disposed of. The return of Restricted Stock Proceeds is in addition to and separate from any other relief available to the Corporation due to the executive officer's Contributing Misconduct. Any determination by the Committee or an Authorized Officer with respect to the foregoing shall be final, conclusive and binding on all interested parties. For any Participant who is an executive officer, the determination of the Committee or of the Authorized Officer shall be subject to the approval of the Board of Directors.

9. OUTSIDE DIRECTOR AWARDS

The number of Awards granted to each Outside Director ~~may be granted up to 100,000 Shares underlying Awards (each an "~~in a fiscal year of the Corporation ("Outside Director ~~Award") each fiscal year, as determined~~Awards") is limited, so that the grant date fair value of all Outside Director Awards granted by the Board of Directors~~.~~ combined with all cash-based compensation earned in the same fiscal year, may not exceed $1,250,000. Notwithstanding anything to the contrary in this Plan, the foregoing limitation shall be subject to adjustment under Section 11. The number of Shares subject to each Outside Director Award, or the formula pursuant to which such number shall be determined, the type or types of Awards included in the Outside Director Awards, the date of grant and the vesting, expiration and other terms applicable to such Outside Director Awards shall be specified from time to time by the Board of Directors, subject to the terms of this Plan, including the terms specified in Section 8. If the Board of Directors reasonably believes that an Outside Director has committed an act of misconduct as specified in Section 8(a)(v) or 8(b)(vi), the Board of Directors may suspend the Outside Director's right to exercise any Stock Option or SAR and/or the vesting of any Restricted Stock or Restricted Stock Unit Award pending a determination of whether an act of misconduct has been committed. If the Board of Directors determines that an Outside Director has committed an act of misconduct, neither the Outside Director nor his or her estate shall be entitled to exercise any Stock Option or SAR whatsoever and shall forfeit any unvested Restricted Stock or Restricted Stock Unit Award.

10. OTHER PROVISIONS APPLICABLE TO AWARDS

(a) *Transferability.* Unless the agreement or other document evidencing an Award (or an amendment thereto authorized by the Committee) expressly states that the Award is transferable as provided hereunder, no Award granted under this Plan, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner, other than by will or the laws of descent and distribution. The Committee may grant an Award or amend an outstanding Award to provide that the Award is transferable or assignable (a) in the case of a transfer without the payment of any consideration, to any "family member" as such term is defined in Section 1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as such may be amended from time to time, and (b) in any transfer described in clause (ii) of Section 1(a)(5) of the General Instructions to Form S-8 under the 1933 Act as amended from time to time, *provided* that following any such transfer or assignment the Award will remain subject to substantially the same terms applicable to the Award while held by the Participant to whom it was granted, as modified as the Committee shall determine appropriate, and as a condition to such transfer the transferee shall execute an agreement agreeing to be bound by such terms; *provided further*, that an ISO may be transferred or assigned only to the extent consistent with Section 422 of the Code. Any purported assignment, transfer or encumbrance that does not qualify under this Section 10(a) shall be void and unenforceable against the Corporation.

(b) *Qualifying Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Corporation as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, on a U.S. generally accepted accounting principles ("GAAP") or non-GAAP basis, in each case as specified by the Committee in the Award: (a) cash flow, (b) earnings per share, (c) earnings before one or more of interest, taxes, depreciation and amortization, (d) return on equity, (e) total stockholder return, (f) share price performance, (g) return on capital, (h) return on assets or net assets, (i) revenue, (j) income or net income, (k) operating income or net operating income, (l) operating profit or net operating profit, (m) gross margin, operating margin or profit margin, (n) return on operating revenue, (o) return on invested capital, (p) market segment share, (q) product release schedules, (r) new product innovation, (s) product cost reduction through advanced technology, (t) brand recognition/acceptance, (u) product ship targets, or (v) customer satisfaction. ~~To the extent provided for by the Committee at the time an Award is granted or otherwise as permitted under Section 162(m) of the Code,~~ The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, (v) any infrequently occurring or other unusual items, either under applicable accounting provisions or described in management's discussion and analysis of financial condition and results of operations appearing in the Corporation's annual report to stockholders for the applicable year, and (vi) any other events as the Committee shall deem appropriate, if such adjustment is timely approved in connection with the establishment of Qualifying Performance Criteria. Notwithstanding satisfaction of any completion of any Qualifying Performance Criteria, to the extent specified at the time of grant of an Award, the number of Shares, Stock Options, SARs, Restricted Stock Units or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

(c) *Dividends.* Unless otherwise provided by the Committee, no adjustment shall be made in Shares issuable under Awards on account of cash dividends that may be paid or other rights that may be issued to the holders of Shares prior to their issuance under any Award. The Committee shall specify whether dividends or dividend equivalent amounts shall be credited and/or payable to any Participant with respect to the Shares subject to any Award; provided, however, that in no event will dividends or dividend equivalents be credited or payable in respect of Stock Options or SARs. Notwithstanding the foregoing, dividends or dividend equivalents credited/payable in connection with an Award that is not yet vested shall be subject to the same restrictions and risk of forfeiture as the underlying Award and shall not be paid until the underlying Award vests.

(d) *Documents Evidencing Awards.* The Committee shall, subject to applicable law, determine the date an Award is deemed to be granted. The Committee or, except to the extent prohibited under applicable law, its delegate(s) may establish the terms of agreements or other documents evidencing Awards under this Plan and may, but need not, require as a condition to any such agreement's or document's effectiveness that such agreement or document be executed by the Participant, including by electronic signature or other electronic indication of acceptance, and that such Participant agree to such further terms and conditions as specified in such agreement or document. The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in this Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the agreement or other document evidencing such Award.

(e) *Additional Restrictions on Awards.* Either at the time an Award is granted or by subsequent action, the Committee may, but need not, impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any Shares issued under an Award, including without limitation (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant or Participants, and (c) restrictions as to the use of a specified brokerage firm for receipt, resales or other transfers of such Shares.

(f) *Subsidiary Awards.* In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by Intel issuing any subject Shares to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the Shares to the Participant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.

(g) *Compensation Recovery.* This provision applies to any policy adopted by any exchange on which the securities of the Corporation are listed pursuant to Section 10D of the Exchange Act. To the extent any such policy requires the repayment of incentive-based compensation received by a Participant, whether paid pursuant to an Award granted under this Plan or any other plan of incentive-based compensation maintained in the past or adopted in the future by the Corporation, by accepting an Award under this Plan, the Participant agrees to the repayment of such amounts to the extent required by such policy and applicable law.

11. ADJUSTMENT OF AND CHANGES IN THE COMMON STOCK

(a) The existence of outstanding Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations, exchanges, or other changes in the Corporation's capital structure or its business, or any merger or consolidation of the Corporation or any issuance of Shares or other securities or subscription rights thereto, or any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares or other securities of the Corporation or the rights thereof, or the dissolution or liquidation of the Corporation, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. Further, except as expressly provided herein or by the Committee, (i) the issuance by the Corporation of shares of stock or any class of securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Corporation convertible into such shares or other securities, (ii) the payment of a dividend in property other than Shares, or (iii) the occurrence of any similar transaction, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to Stock Options or other Awards theretofore granted or the purchase price per Share, unless the Committee shall determine, in its sole discretion, that an adjustment is necessary or appropriate.

(b) If the outstanding Shares or other securities of the Corporation, or both, for which the Award is then exercisable or as to which the Award is to be settled shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination of shares, extraordinary dividend of cash and/or assets, recapitalization, reorganization or any similar equity restructuring transaction (as that term is used in Accounting Standards Codification 718) affecting the Shares or other securities of the Corporation, the Committee shall equitably adjust the number and kind of Shares or other securities that are subject to this Plan and to the limits under Sections 6 and 9 and that are subject to any Awards theretofore granted, and the exercise or settlement prices of such Awards, so as to maintain the proportionate number of Shares or other securities subject to such Awards without changing the aggregate exercise or settlement price, if any.

(c) No right to purchase fractional Shares shall result from any adjustment in Stock Options or SARs pursuant to this Section 11. In case of any such adjustment, the Shares subject to the Stock Option or SAR shall be rounded down to the nearest whole share.

(d) Any other provision hereof to the contrary notwithstanding (except Section 11(a)), in the event Intel is a party to a merger or other reorganization, outstanding Awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by Intel (if Intel is a surviving corporation), for accelerated vesting and accelerated expiration, or for settlement in cash.

12. LISTING OR QUALIFICATION OF COMMON STOCK

In the event that the Committee determines in its discretion that the listing or qualification of the Shares available for issuance under the Plan on any securities exchange or quotation or trading system or under any applicable law or governmental regulation is necessary as a condition to the issuance of such Shares, a Stock Option or SAR may not be exercised in whole or in part and a Restricted Stock or Restricted Stock Unit Award shall not vest or be settled unless such listing, qualification, consent or approval has been unconditionally obtained.

13. TERMINATION OR AMENDMENT OF THE PLAN

The Board of Directors may amend, alter or discontinue the Plan and the Board or the Committee may to the extent permitted by the Plan amend any agreement or other document evidencing an Award made under this Plan, provided, however, that the Corporation shall submit for stockholder approval any amendment (other than an amendment pursuant to the adjustment provisions of Section 11) required to be submitted for stockholder approval by NASDAQ or that otherwise would:

(a) Increase the maximum number of Shares for which Awards may be granted under this Plan;

(b) Reduce the price at which Stock Options may be granted below the price provided for in Section 8(a);

(c) Reduce the option price of outstanding Stock Options;

(d) Extend the term of this Plan;

(e) Change the class of persons eligible to be Participants; or

(f) Increase the limits in Section 6.

In addition, no such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant's consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Committee determines in its sole discretion that such amendment or alteration either (i) is required or advisable in order for the Corporation, the Plan or the Award to satisfy or conform to any law or regulation or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

14. WITHHOLDING

To the extent required by applicable federal, state, local or foreign law, the Committee may and/or a Participant shall make arrangements satisfactory to the Corporation for the satisfaction of any withholding tax obligations that arise with respect to any Stock Option, SAR, Restricted Stock or Restricted Stock Unit Award, or any sale of Shares. The Corporation shall not be required to issue Shares or to recognize the disposition of such Shares until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by having the Corporation withhold a portion of the Shares of stock that otherwise would be issued to a Participant under such Award or by tendering Shares previously acquired by the Participant.

15. GENERAL PROVISIONS

(a) *Employment At Will.* Neither the Plan nor the grant of any Award nor any action by the Corporation, any Subsidiary or the Committee shall be held or construed to confer upon any person any right to be continued in the employ of the Corporation or a Subsidiary. The Corporation and each Subsidiary expressly reserve the right to discharge, without liability but subject to his or her rights under this Plan, any Participant whenever in the sole discretion of the Corporation or a Subsidiary, as the case may be, it may determine to do so.

(b) *Governing Law.* This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware and applicable federal law. The Committee may provide that any dispute as to any Award shall be presented and determined in such forum as the Committee may specify, including through binding arbitration. Any reference in this Plan or in the agreement or other document evidencing any Award to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

(c) *Unfunded Plan.* Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are granted Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Corporation shall not be required to segregate any assets which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Corporation or the Committee be deemed to be a trustee of stock or cash to be awarded under the Plan.

(d) *Third Party Administrator.* In connection with a Participant's participation in the Plan, the Corporation may use the services of a third party administrator, including a brokerage firm administrator, and the Corporation may provide this administrator with personal information about a Participant, including a Participant's name, social security number and address, as well as the details of each Award, and this administrator may provide information to the Corporation concerning the exercise of a Participant's rights and account data as it relates to Awards under the Plan.

16. NON-EXCLUSIVITY OF PLAN

Neither the adoption of this Plan by the Board of Directors nor the submission of this Plan to the shareholders of the Corporation for approval shall be construed as creating any limitations on the power of the Board of Directors or the Committee to adopt such other incentive arrangements as either may deem desirable, including, without limitation, the granting of stock options, stock appreciation rights, restricted stock or restricted stock units otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

17. COMPLIANCE WITH OTHER LAWS AND REGULATIONS

This Plan, the grant and exercise of Awards thereunder, and the obligation of the Corporation to sell, issue or deliver Shares under such Awards, shall be subject to all applicable federal, state and local laws, rules and regulations and to such approvals by any governmental or regulatory agency as may be required. The Corporation shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such Shares under any federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Corporation is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Corporation's counsel to be necessary or advisable for the lawful issuance and sale of any Shares hereunder, the Corporation shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Stock Option shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Stock Option is effective and current or the Corporation has determined that such registration is unnecessary.

18. LIABILITY OF CORPORATION

The Corporation shall not be liable to a Participant or other persons as to: (a) the non-issuance or sale of Shares as to which the Corporation has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Corporation's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Stock Option or other Award granted hereunder.



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